SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Financial Statements

Gafisa S.A.

December 31, 2016

and Report of Independent Registered Public Accounting Firm

Gafisa S.A.

Financial Statements

December 31, 2016

Table of contents

Management Report	1
Report of Independent Registered Public Accounting Firm	8

Audited financial statements

Balance sheet	13
Statement of profit or loss	15
Statement of comprehensive income	16
Statement of changes in equity	17
Statement of cash flows	18
Statement of value added	19
Notes to the financial statements	20
Statement of executive officers on the financial statements	87
Statement of executive officers on the report of Independent Registered Public Accounting Firm	88
Audit Committee’s meeting minutes	89
Fiscal Council’s meeting minutes	90
Board of Directors’ meeting minutes	92
4Q16 earnings release	93

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MANAGEMENT REPORT 2016

Dear Shareholders,

The Management of Gafisa S.A. ("Gafisa" or "Company") submits for your review the Management Report and the related Financial Statements, accompanied by the Independent Auditors and the Fiscal Council reports for the fiscal year ended December 31, 2016. The Management Report information is reported on a consolidated basis, unless if specified otherwise, and in accordance with the accounting practices adopted in Brazil and pursuant to the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

MESSAGE FROM MANAGEMENT

2016 was marked by continued macroeconomic challenges as the political and economic crisis significantly impacted the Brazilian real estate market. At Gafisa, our conservative new product development strategy and metropolitan focused business model, in SP and RJ, allowed us to partially offset the headwinds we experienced during this period.

The middle and upper-middle income segments were the most affected by the deterioration of the macroeconomic environment in Brazil. In this context, the Company focused on improving its operational performance and business management, and prudently developed new projects despite current macroeconomic conditions.

In the year, the Company reached R$920.8 million in new projects launched. The Company’s assertiveness in the development and marketing of these launches resulted in a record sales speed of launches of 54.5% in 2016. It may also reflect a slight improvement in the consumer confidence index.

We would like to highlight Square Ipiranga’s, launched in the last quarter of the year, with average speed of sales was well above the recent industry average. Such evolution in the sales speed of launched projects is evidence of the Company’s success in improving its operating processes over the past years, particularly in development, sales and construction.

Net pre-sales totaled R$810.5 million, with total cancelled PSV of R$508.8 million, in line with R$512.9 million recorded in 2015. While the level of dissolutions slightly improved, it continues to be impacted by current market conditions and the solid volume of projects delivered during the past 18 months.

Despite the good performance of projects launched in the period, the Gafisa segment’s SoS continues to be impacted by current market conditions, as reflected by low inventory sales volumes. In 2016, Gafisa’s SoS reached 31.5%, compared to 31.1% in the last year.

The Company also remained focused on the sale of existing units. As a result, 45.5% of net sales in 12M16 comprised products launched prior to the current year. Considering the higher volume of dissolutions related to legacy projects, however, net sales were still concentrated in more recent projects, impacting the Company segment’s revenues and gross sales.

It is also important to note that backlog increased y-o-y, due to the good sales performance, mainly in the last quarter of the year and the maintenance of launch volumes over the past three years.

Gafisa ended 2016 with 19 projects under construction, all on schedule and within the delivery timeframe, reinforcing Gafisa’s commitment to its clients.

Conservative cash management remained an important area of focus throughout the year. We delivered a PSV of R$1.7 billion in the period and the volume of transfers reached R$515.3 million. These results show an appropriate level of control and operating efficiency. Despite current credit restrictions, Gafisa has an efficient transfer process, contributing mainly to a 4Q16 cash generation result that reached the highest level in three years.

As a result of this transfer performance and conservative cash management strategy, operating cash generation totaled R$300.9 million in the year.

Despite the first signs of stability in the market and the Company’s improved operating performance in the period, it will take time for better operating performance to be reflected in financial results, as the protracted recession has taken its toll on product pricing and inventory sales. The expectation of improved

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political and economic conditions over the next quarters, combined with a likely upturn in the middle and upper income segments, should allow a gradual recovery in the Company’s financial results over the next periods.

In view of these factors, we will maintain a conservative approach in early 2017, seeking to balance the placement of new products on the market, prioritizing those with higher liquidity to achieve an appropriate level of sales and profitability, and maintaining focus on decreasing inventory.

The sale of Tenda’s shares, as announced on December 14, 2016, had the following effects on our financial results: (i) R$610.5 million impairment from discontinued operations; and (ii) R$90.3 million due to the reversal of deferred tax assets previously recorded, as a result of the fiscal loss generated by the transaction, resulting in an impact of R$650.0 million on net income for the year,  excluding elimination effects and Tenda’s previous result.

Besides the impacts related to Tenda, adjusted gross profit in the period was impacted by R$159.9 million related to pricing adjustments on inventory commercial units, as the market price declined below accounting cost for commercial projects, as a result of the market environment, and also to adjustments in the market value of certain land that will not be developed in the coming years.

Given the deconsolidation of Tenda, and the expected receipt of proceeds from the sale of the 50% stake in Tenda by May 2017, Gafisa's Shareholders' Equity was impacted excluding this cash consideration. The Net Debt/ Shareholders’ Equity ratio reached 71.8%, however at the conclusion of the transaction, Gafisa should receive approximately R$319.5 million in new funds, enabling the Company to reduce leverage and increase liquidity.

2016’ net cash generation reached R$70.0 million, underscoring management’s prudent financial management. We will continue to focus on cash generation and capital discipline in 2017. In this context, the Company was successful in reducing gross debt by R$268.6 million.

The end of 2016 marks the conclusion of a strategic shift for Gafisa, which commenced three years ago with the sale of our 70% interest in Alphaville. In February 2014, we initiated studies to separate the Gafisa and Tenda segments, a process which began when the Company’s management determined that these units would be more efficient and profitable if they operated independently, and culminating in the imminent Tenda spinoff.

We have reaped the benefits of Tenda’s business restructuring and the strategy to separate the business units. With a dedicated management team, Tenda refined its business model and positioned itself to benefit from the growth in the low-income market. At Gafisa, after the separation process and resulting cash inflow providing a greater cushion and balance in the capital structure, the segment will continue to focus on the middle and upper-middle income segments concentrated in the markets of São Paulo and Rio de Janeiro. The maintenance of launch volume over the past three years is already creating a foundation for future years’ results.

We will maintain our conservative approach in early 2017, seeking to balance the placement of new products on the market while remaining focused on inventory sales, both complete and under construction. Gafisa is navigating the challenging economic conditions to be well positioned for a potential upswing in the economy over the coming periods, while maintaining a conservative and balanced approach.

The Company continues to advance guided by capital discipline, its profitability goals, and value creation for shareholders.

GAFISA AND TENDA SEPARATION

Over the past three years, the Company was able to advance with several steps concerned with the effective separation of the Gafisa and Tenda administrative structures, so that both would be ready to carry on their operations independently. The conclusion of operations and resulting cash inflow deriving from this operation will contribute to Gafisa’s improving liquidity condition and capital structure.

With the conclusion of the purchase and sale of Tenda’s shares, subject-matter of the agreement entered into with Jaguar Growth Asset Management, LLC, once all the condition precedents are met, Gafisa shall monetize a total amount of at least R$231.7 million, including an amount of R$100.0 million in Tenda capital reduction in favor of Gafisa, approved on December 14, 2016.

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In addition, and as one of the condition precedents mentioned above, we have the consolidation of corporate separation and resulting distribution of 50% of Tenda’s shares to Gafisa’s shareholders base, envisaging relevant interest in Tenda’s capital stock after the operation is concluded.

Gafisa’s current shareholder also relies on the option to exercise the preemptive right, at the same price per share tendered and pursuant to prevailing laws over 50% of Tenda’s shares currently held by Gafisa. Therefore, Gafisa’s shareholder maximizes the capacity of generating value, due to the exposure to Tenda’s operating excellence, reduced risk level, a consistent level of profitability, expansion plan and development of Tenda’s businesses in the low-income segment.

If the 20% additional to the offer submitted by Jaguar is also sold within the context of this operation, Gafisa will receive additional funds of R$87.8 million, reaching an overall amount of R$319.5 million in this operation.

The conclusion of this operation and resulting distribution of Tenda’s capital stock to Gafisa’s shareholders, settles the final stage of a process initiated in 2011, with the development of a new strategic plan for Gafisa and Tenda; sale of 70% equity interest in Alphaville which improved Gafisa’s liquidity condition and capital structure, and finally, the effective operational and corporate separation between the Gafisa and Tenda business units. The Company’s Management estimates that the conclusion of this process over the upcoming months and the resulting new corporate structure will deliver to Gafisa’s shareholders by means of operating strength, brand recognition and strategic consolidation of both business units a valuable opportunity to capture return in the Brazilian real estate market.

OPERATING AND FINANCIAL PERFORMANCE

The total volume launched by the Company amounted to R$920.8 million in 2016, a decrease of 7.6% over 2015, represented by 10 projects/phases in the State of São Paulo.

Consolidated pre-sales totaled R$810.5 million in 2016, down 11.4% compared to R$914.8 million recorded in 2015. Consolidated sales from launches in the year represented 54.5% of the total, while inventory sales comprised the remaining 45.5%. Inventory at market value decreased 11.1%, reaching R$1.8 billion, compared to R$2.0 billion recorded at the end of 4Q15.

Consolidated sales over supply (SoS) was up 16.8% in 4Q16, compared to 10.9% y-o-y. For the year, consolidated SoS was 31.5%, compared to 31.1% in 2015.

Throughout 2016, the Company delivered 16 projects/phases, representing 3,747 units and R$1.7 billion in PSV.

In 2016, our net revenue reached R$915.7 million, a decrease of 36.6% y-o-y. Reported gross profit for the year was a loss of R$113.5 million, compared to a positive result of R$381.4 million in 2015, impacted by R$159.9 million pricing adjustments of inventory units, below the cost of accounting for commercial developments, due to the current market price level, and in the result of updating costs of some of our landbank (impairment). Adjusted gross margin was 4.7% compared to 36.9% in previous year.

Adjusted EBITDA totaled a negative result of R$896.6 million in 2016, with a margin of -97.9%, impacted by the impairment of discontinued operations, and by the pricing adjustments mentioned above.

The Company recorded a net loss R$1.2 billion in 2016. In addition to the factors mentioned above, this result was impacted by: (i) lower revenues level due to the higher volume of dissolutions in legacy units; (ii) sales mix with higher concentration in the projects launched in 2016, and accordingly, lower capacity to generate revenue, and; (iii) gross profit impacted by current market conditions, impacting the products price level. Excluding Alphaville’s equity income, we recorded a net loss of R$1.1 billion.

The Company ended 2016 with R$253.2 million in cash.

The Company's consolidated gross debt was reduced to R$1.6 billion at the end of 2016, compared to R$2.2 billion at the end of 2015, while net debt came in line with 2014, at R$1.4 billion.

The Company’s leverage, measured by the Net Debt/Equity ratio, reached 71.8% at the end of 2016. Excluding project finance, the Net Debt/Equity ratio was 3.2%.

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Human Resources

Gafisa’s personnel is its greatest asset. Our team is made up of individuals with a unique purpose, reflecting our corporate vision, values and culture, built up over 60 years of history. People’s commitment to delivering results, with quality and respect for customer, are the bases of the brand’s competitive advantage.

We have an experienced professional team who is at the forefront of the Brazilian real estate market. Many of our professionals of our workforce initiated their careers at the Company.

Approximately 70% of our leaders were trained at the Company through attraction and talent training programs.

Our CEO started his career as an intern of the Company and nearly half of the current officers  followed the same path of success, starting in our Trainee Program.

Currently, our Trainee program relies on approximately 100 students and 90% of them are studying civil engineering. Although the great majority will become engineers and permanence at the construction sites is a natural way, we encourage them to work in other technical areas - such as budget, procurement, technical assistance, besides the cases where they become permanent employees in the development, commercial, financial and customer relationship areas.

The selection, evaluation and compensation of our employees are based on their daily commitment to our values, which must be perceived by everyone in daily attitudes, decision-making process, strategic actions and in the relationship with customers, suppliers, investors and the community.

The Company's compensation policy applies to its employees, including members of the Board of Directors, Fiscal Council and Executive Board (statutory and non-statutory), is in line with the best corporate governance practices. Thus, the Company aims attracting and retaining the best professionals of the market. Compensation is established based on market research and is directly related to the alignment of executives’ interest with the Company's shareholders.

The meritocracy model is based on the variable compensation. A significant percentage of total compensation is connected with the achievement of corporate results and individual goals. All employees have objective individual targets directly related to the Company's strategy and key indicators of its business.

In case of Officers and Managers, in addition to the short-term variable compensation, there is also long-term incentive amount (as stock option grant), allowing greater sharing of risk and the Company’s results with its top executives, a characteristic of a transparent policy concerned with achieving long-lasting results.

Occupational safety and accident prevention are vital. Therefore, we maintain an ongoing program to identify, prevent and mitigate risks, which aims at, besides preserving employees’ physical integrity, offering the foundation for a healthier life. For us, investing in safety is to ensure welfare inside and outside the workplace. We offer training programs for the field team (working at our construction sites) and for outsourced companies’ employees working at our construction sites.

The Company has 776 own employees (basis of Dec/16), as well as the trainees mentioned above.

Research and Development

Gafisa, aiming at maintaining its leading position has and encourages multiple fronts concerned with innovation, such as fronts of work with multidisciplinary teams focused on project development and disruptive innovations, thus allowing the Company to play its leading role in the real estate market.

We understand that the multidisciplinary contribution is essential for evolution of new ideas at Gafisa.

CORPORATE GOVERNANCE

Board of Directors

Gafisa’s Board of Directors is the decision-making body responsible for formulating general guidelines and policies relating to the Company's business, including long-term strategies. In addition, the Board also appoints the executive officers and oversees their activities.

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The Board of Directors' decisions are ratified by the majority vote of its members. In case of tie vote, the casting vote shall be incumbent upon the Chairman of the Board of Directors, in addition to his/her individual vote.

The Board consists of seven members elected at the General Meeting, all of them are independent members (100%), considering the concept of independent board member of BM&FBOVESPA’ Novo Mercado and New York Stock Exchange (NYSE), which is more restricted and requires all listed companies to have a board of directors mostly composed of independent members, while BM&FBOVESPA’s Novo Mercado rules establish a minimum of 20% of independent members. As required by the Novo Mercado Rules, the members’ term of office is two years, re-election is allowed and they can be removed from office by shareholders at the General Meeting.

The table below shows the members of the Board of Directors.

Name	Position	Election Date	Term of Office
Odair Garcia Senra	Sitting Member and Chairman of the Board of Directors	04/25/2016	AGM 2018
Guilherme Affonso Ferreira	Sitting Member	04/25/2016	AGM 2018
Maurício Marcellini Pereira	Sitting Member	04/25/2016	AGM 2018
Cláudio José Carvalho de Andrade	Sitting Member	04/25/2016	AGM 2018
José Écio Pereira da Costa Junior	Sitting Member	04/25/2016	AGM 2018
Rodolpho Amboss	Sitting Member	04/25/2016	AGM 2018
Francisco Vidal Luna	Sitting Member	04/25/2016	AGM 2018

Fiscal Council

Gafisa’s Bylaws provide for a non-permanent Fiscal Council, and the General Meeting may determine its installation and members, as provided for by laws. The Fiscal Council, if installed, will consist of 3 to 5 members, with equal number of alternates.

The operation of the Fiscal Council, when installed shall end at the first Annual General Meeting ("AGM") held after its installation, and its members can be re-elected. The Fiscal Council members’ compensation is established at the General Meeting to elect them.

The Fiscal Council was installed by the AGM of April 25,2016, which will operate until the Company's next Annual General Meeting to be held in April 2017.

Currently, the Fiscal Council is composed of Messrs. Olavo Fortes Campos Rodrigues Junior, Peter Edward Cortes Marsden Wilson and Laiza Fabiola Martins de Santa Rosa as sitting members and Messrs. Marcello Mascotto Iannalfo, Marcelo Martins Louro and Alessandro de Oliveira Nascimento as alternate members.

Executive Board

The Executive Board is the Company's body mainly in charge of the daily management and monitoring of the general policies and guidelines established at the General Meeting and by the Board of Directors.

Gafisa’s Executive Board must consist of a minimum of two and a maximum of eight members, including the Chief Executive Officer, the Chief Financial Officer and the Investor Relations Officer, elected by the Board of Directors for a three-year term of office, re-election is allowed, pursuant to the Company’s Bylaws. Currently, three members comprise the Executive Board:

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Name	Position	Date of Investiture	Term of Office
Sandro Rogério da Silva Gamba	CEO	05/05/2014	05/04/2017
André Bergstein	CFO and Investor Relations Officer	05/05/2014	05/04/2017
Katia Varalla Levy	Operating Executive Officer	05/05/2014	05/04/2017

Committees

The Company has two advisory committees to the Board of Directors, on a permanent and statutory basis, which must be composed of three independent members of the Board of Directors.

▪     Compensation and Corporate Governance Committee: originated from the merger of the Compensation Committee with the Nominating and Corporate Governance Committee, this committee accumulates the role of the previous committees and aims at periodically analyzing and reporting issues regarding the size, identification, selection and appointment of the Board of Directors, Executive Board and candidates nominated to the Board and its Committees, developing and recommending governance principles applicable to the Company, evaluating and making recommendations to the Board of Directors as to the compensation policies and all forms of bonus to be offered to the Executive Officers and other Company’s employees. Currently, the committee is presided over by Claudio José Carvalho de Andrade, and Rodolpho Amboss and Guilherme Affonso Ferreira as members of this committee.

▪     Audit Committee: it is in charge of planning and reviewing the Company’s annual and quarterly reports and accounts with the involvement of auditors in the process and is specially focused on the compliance with legal requirements and accounting standards, ensuring the maintenance of an effective internal controls system. This Committee must be composed of members experienced in matters relating to accounting, auditing, finance, taxation and internal controls, and one of the members must have vast experience in accounting and financial management. It is currently presided over by Francisco Vidal Luna, and José Écio Pereira da Costa Júnior and Odair Garcia Senra as members.

The Company also has three non-statutory advisory committees to the Board of Directors, composed of Officers and Managers of the Company:

▪     Ethics Executive Committee: it is in charge of monitoring the practices adopted by entire organization, ensuring that these are compatible with Gafisa’s vision and values and with the principles and conduct guidelines provided for in the Code of Ethics. This Committee is supervised by the Audit Committee.

▪     Investment Executive Committee: it is in charge of analyzing, discussing and advising on the acquisition of new properties and real estate launches; advising the Officers in the negotiation of new contracts and project structuring; monitoring releases of funds and the Company’s cash flow; and, in special cases, participating in the negotiation and structuring of new types of agreements. This Committee is only composed of the Company’s statutory officers.

▪     Finance Executive Committee: it is responsible for evaluating and advising the Board of Directors on the risk policies and the Company’s financial investments. This Committee is composed of the Company’s statutory officers.

The composition of these committees can be accessed at the Company’s Investor Relations website: www.gafisa.com.br/ri.

Dividends, Shareholder Rights and Shares Data

In order to equally protect the interest of all its shareholders, the Company, pursuant to prevailing laws and the best governance practices, sets forth the following rights to Gafisa’s shareholders:

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▪     vote at the annual or extraordinary general meeting, make recommendations and guidelines to the Board of Directors as to the decision-making process;

▪     receive dividends and participate in the profit sharing or other distributions relating to shares, in proportion to their interest in the Company’s capital stock;

▪     oversee Gafisa’s Management, pursuant to the Company’s Bylaws, and withdraw from the Company in cases provided for by Brazilian Corporation Law; and

▪     receive, at least, 100% of the price paid per common share of the controlling interest, according to the Novo Mercado rules, in case of public tender offer due to the sale of the Company's control.

Under Article 47, Paragraph 2 (b) of the Company’s Bylaws, 25% of the balance of net income for the fiscal year, recorded after deductions provided for by the Bylaws and adjusted pursuant to Article 202 of Brazilian Corporation Law, will be destined to pay mandatory dividends to all the Company’s shareholders.

Since the Company recorded net loss in the fiscal year ended at December 31, 2016, we cannot mention a proposal for allocation of net income and distribution of dividends.

CAPITAL MARKETS

The Company with widely held stock remains as the sole Brazilian real estate company to have its shares traded on ADRs Level 3 at the New York Stock Exchange (NYSE), with the most liquid real estate stocks. In 2016, we reached an average daily trading volume of R$12.8 million at BM&FBOVESPA, besides the equivalent amount in US dollars of approximately US$1.5 million at NYSE, totaling R$14.3 million average daily trading volume.

In 2016, the Bovespa index fell by 38.9%, and the Company's shares ended quoted at R$1.86 (GFSA3) and US$1.11 (GFA), a decrease of 23.5% and 1.8%, respectively, compared to 2015.

Gafisa's shares are included in the IBRA, IGCX, IGNM indexes, amongst others.

Independent Auditors

The Company's operating policy when contracting services unrelated to external audit with the independent auditors is based on the principles preserving the autonomy of the independent auditor. These internationally accepted principles consist of: (a) the auditor should not audit his/her own work, (b) the auditor should not perform managerial duties for his/her client, and (c) the auditor should not promote the interests of his/her clients.

According to Article 2 of CVM Instruction nº 381/03, Gafisa informs that KPMG Auditores Independentes, the independent auditor of the Company and its subsidiaries, did not provide services unrelated to independent auditing in 2016.

Management Statement

The Management declares, in compliance with Article 25, Paragraph 1, items V and VI of CVM Instruction nº 480/2009, that they reviewed, discussed and agreed with the Financial Statements contained herein and with the opinion expressed by the Independent Auditors referring thereto.

Acknowledgements

Gafisa thanks the valuable contribution of its employees, customers, suppliers, partners, shareholders, financial institutions, governmental agencies, regulators and other stakeholders for their support throughout 2016.

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Report of Independent Registered Public Accounting Firm

To Board Members and Shareholders of

Gafisa S.A.

São Paulo – SP

Opinion

We have audited the individual and consolidated financial statements of Gafisa S.A. (“Gafisa” or “Company”), respectively referred to as Company and Consolidated, which comprise the statement of financial position as of December 31, 2016, the statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

Opinion on the individual financial statements

In our opinion, the accompanying individual financial statements present fairly, in all material respects, the financial position of Gafisa S.A. as of December 31, 2016, and of its financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Gafisa S.A. as of December 31, 2016, and of its consolidated financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), applicable to real estate development entities in Brazil, and approved by the Accounting Pronouncements Committee (CPC), the Brazilian Securities and Exchange Commission (CVM) and the Federal Accounting Council (CFC).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis - OCPC 04 Guideline issued by the Accounting Pronouncements Committee

As mentioned in Note 2.1, the individual and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil. The consolidated financial statements prepared in accordance with the IFRS applicable to the Brazilian Real Estate Development Entities, also considers the Technical Orientation - OCPC 04 issued by the Accounting Pronouncements Committee (CPC). This technical orientation refers to the revenue recognition of this sector and involves matters related to the meaning and application of the concept of continuous transfer of the risks, benefits and control over real estate unit sales, as described in further details in Note 2.2.2 (i) (b). Our opinion is not modified regarding this matter.

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Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the individual and consolidated financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

▪  Revenue recognition – estimate of construction costs and Percentage-of-Completion (POC) – Company and Consolidated

As mentioned in Note 2.2.1 (f) and 2.2.2 (i) (b), the Company uses the Percentage-of-Completion method (POC) to account for real estate sales revenue. In view of the materiality of construction costs to be incurred and the high judgment level involved in determining this estimate, used for determining the calculation of the percentage-of-completion of the construction, which is the basis for recognizing revenue, we consider it a key audit matter. This estimate may affect the individual and consolidated financial statements and the investment value recorded using the equity method in the Company’s financial statements.

How our audit conducted this matter

We evaluated the design, implementation, and, on sampling basis, the operational effectiveness of the key internal controls related to the approval and follow-up of estimates, evaluation of the methodology, indexes and assumptions adopted by Gafisa for calculating the budget of construction adjustment by project. Based on a sample of projects, we inspected the construction budget and the respective approvals, we also compared, on sampling basis, the amount of costs incurred with the respective supporting documentation, evaluated the nature and reasonableness of the changes made in the estimated cost, and made a substantive analysis of the reasonableness of the percentage-of-completion of the work. With the assistance of our experts in property appraisal, we evaluated the stage of completion of the constructions. We also evaluated the adequacy of the disclosures made by the Company.

▪  Impairment of assets – Company and Consolidated

The individual and consolidated financial statements of Gafisa include goodwill arising from the acquisition of investments which realization is supported by the estimates of future profitability prepared by the Company based on its judgment and supported by the business plan, according to the Notes 2.2.1 (a) and 9.

Additionally, as mentioned in Notes 2.2.1.(d) and 2.2.22, the Company periodically reviews its portfolio of trade accounts receivable and properties for sale aimed at estimating the need for recognizing a provision for impairment loss in its operations. The determination of the impairment of trade accounts receivable and properties for sale is documented in internal policies and requires, due to its nature, the use of judgment and assumptions by the Company.

In view of the materiality of the goodwill amount, trade accounts receivable and properties for sale, and the high judgment level to determine the assumptions related to the test for impairment of such assets, which may affect the amounts recognized in the individual and consolidated financial statements, and the investment amount recorded using the equity method in the financial statements of the Company, we consider it a key audit matter.

How our audit conducted this matter

We evaluated the design, implementation, and, on sampling basis, the operational effectiveness of the key internal controls related to the approval and recognition of impairment losses on the goodwill arising from acquisition of investments, trade accounts receivable, and inventories. We analyzed, with the technical support of our corporate finance experts, the reasonableness and consistency of data and assumptions, such as the growth and discount rates used in the schedules for calculating the recoverable value prepared by the Company, as well as the business plans, budgets, cash flow projections, and technical studies supporting such schedules, approved by the Board of Directors, regarding the recorded goodwill, as well as evaluated the reasonableness of the criteria, assumptions and data used by the Company for measuring impairment losses on trade accounts receivable as a whole, including the mathematical recalculation of the provisions for losses and evaluation of the history of default of trade accounts receivable. For inventories, we analyzed, on sampling basis, the documentation and the assumptions supporting the Company’s decision on the recoverable value of such assets, including the comparison of estimates with the history of prices adopted in the sales of real estate units, and independent quotations of land value. We also evaluated the adequacy of the disclosures made by the Company.

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▪  Provisions and contingent liabilities – tax, labor and civil – Company and Consolidated

The measurement, recognition and disclosure of Provisions and Contingent Liabilities, mentioned in Notes.2.2.1 (c), 2.2.22 (i) and 16, requires Gafisa's professional judgment. The classification of the risks of such claims involves significant judgments, which may produce significant impacts on the amount recognized in the individual and consolidated financial statements, including their disclosures, and on the investment amount recorded using the equity method in the Company’s financial statements. In view of the materiality, complexity and judgment involved in the evaluation and measurement of Provisions and Contingent Liabilities, we consider it a key audit matter.

How our audit conducted this matter

We evaluated the design, implementation, and, on sampling basis, the operational effectiveness of the key internal controls related to the identification, evaluation, measurement and disclosure of Provisions and Contingent Liabilities. Additionally, we evaluated the sufficiency of the recognized provisions and disclosed contingent amounts, the reasonableness of criteria and assumptions used in the methodology for measuring provisioned and/or disclosed amounts, also considering the evaluation of Gafisa's internal and external legal counsel, as well as history data and information. We also analyzed the adequacy of the Company’s disclosures related to the information on the nature, exposure and amounts of risks in the main claims involving Gafisa.

▪  Transaction of sale and distribution of asset, shares of Tenda S.A., to respective shareholders– Company and Consolidated

As mentioned in Note 8.2, in December 2016, Gafisa announced its plan for disposal from 30% to 50% of its shares in the subsidiary Construtora Tenda S.A. (Tenda) aimed at maximizing value to its shareholders. The completion of this transaction is estimated for the first half of 2017. Additionally, Gafisa will deliver, as a capital reduction (distribution of non-financial assets to own shareholders), 50% of the remaining shares of Tenda to its current shareholders, which resulted in the reclassification of the investment into non-current asset held for sale, and of the income from equity method investments into discontinued operations in the individual financial statements, and of the assets, liabilities and profit or loss in the consolidated financial statements, into discontinued operations. As it refers to a material fact in the year, and with impacts on individual and consolidated financial statements, we consider this transaction a key audit matter.

How our audit conducted this matter

Our audit procedures included, among others, periodical meetings with the Company and the Audit Committee in order to understand the impact of such disposal on the Company’s assets and liabilities in the individual and consolidated financial statements as of December 31, 2016. We read the contract and other documentation related to the transaction of sale of the subsidiary Tenda, and considered the existence of clauses precedent not fulfilled on the reporting date of these financial statements. We also conducted tests of the controls related to such transactions. We evaluated (i) the reclassification of the investment (in Tenda) and the respective income from equity method investments in the individual statements, and the respective assets, liabilities and profit or loss in the consolidated financial statements into the line item Non-current assets held for sale/Discontinued operations, as well as (ii) the other accounting impacts arising from such reclassification. We also analyzed the documentation and assumptions regarding the market value of the asset that support the Company’s decision on the recoverable value of such asset. We evaluated whether the disclosures made in the individual and consolidated financial statements are in accordance with the applicable rules.

(A free translation from the original in Portuguese into English)

Other matters – Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2016, prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements.  In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added issued by the Committee for Accounting Pronouncements (CPC). In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and are consistent with the overall individual and consolidated financial statements.

Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information comprising the management report.

Our opinion on the financial statements does not cover the Management Report and we do not express any form of assurance conclusion about this report.In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether the other information is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with Brazilian accounting practices and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and subsidiaries financial reporting process.

Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

(A free translation from the original in Portuguese into English)

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and subsidiaries to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements.  We are responsible for the direction, supervision and performance of the group audit.  We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 23, 2017

KPMG Auditores Independentes

CRC 2SP014428/O-6

Giuseppe Masi

CRC 1SP176273/O-7

(original report signed in Portuguese)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Balance sheet

Years ended December 31,  2016 and 2015

(In thousands of Brazilian Reais)

		Company		Consolidated
	Note	2016	2015	2016	2015

Current assets
Cash and cash equivalents	4.1	19,811	44,044	29,534	82,640
Short-term investments	4.2	163,562	350,343	223,646	629,671
Trade accounts receivable	5	524,337	723,950	722,640	1,395,273
Properties for sale	6	870,201	1,135,137	1,122,724	1,880,377
Receivables from related parties	21.1	46,187	78,410	57,455	95,118
Prepaid expenses	-	2,102	1,901	2,548	7,171
Non-current assets held for sale	8.1	3,306	4,367	3,306	105,857
Assets from discontinued operations	8.2	439,020	-	1,189,011	-
Other assets	7	39,280	46,621	49,336	120,657
Total current assets		2,107,806	2,384,773	3,400,200	4,316,764

Non-current assets
Trade accounts receivable	5	225,270	262,092	271,322	407,091
Properties for sale	6	535,376	387,375	592,975	750,240
Receivables from related parties	21.1	25,529	78,818	25,529	109,193
Derivative financial instruments	20.i.b	9,030	-	9,030	-
Other assets	7	156,358	80,948	58,917	82,880
		951,563	809,233	957,773	1,349,404

Investments	9	2,116,509	3,242,765	799,911	993,122
Property and equipment	10	21,720	22,819	23,977	49,176
Intangible assets	11	27,778	33,311	28,228	51,866
		2,166,007	3,298,895	852,116	1,094,164

Total non-current assets		3,117,570	4,108,128	1,809,889	2,443,568

Total assets		5,225,376	6,492,901	5,210,089	6,760,332

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

		Company		Consolidated
	Note	2016	2015	2016	2015

Current liabilities
Loans and financing	12	639,733	595,817	669,795	672,365
Debentures	13	314,139	187,744	314,139	389,621
Payable for purchase of properties and advances from customers	17	146,522	148,989	205,388	361,420
Payables for goods and service suppliers	-	61,177	32,115	79,120	57,335
Taxes and contributions	19	35,819	40,902	51,842	102,057
Salaries, payroll charges and profit sharing	-	28,041	26,758	28,880	60,102
Minimum mandatory dividends	18.2	-	17,682	-	17,682
Provision for legal claims and commitments	16	79,054	100,312	79,054	100,312
Obligations assumed on the assignment of receivables	14	24,907	12,631	34,698	23,482
Payables to related parties	21.1	1,073,255	801,375	85,611	87,100
Derivative financial instruments	20.i.b	5,290	14,056	5,290	14,056
Other payables	15	50,660	127,123	69,921	163,437
Liabilities related to assets from discontinued operations	8.2	-	-	651,812	-
Total current liabilities		2,458,597	2,105,504	2,275,550	2,048,969

Non-current
Loans and financing	12	367,197	542,843	516,505	620,470
Debentures	13	137,129	468,337	137,129	468,337
Payables for purchase of properties and advances from customers	17	90,311	143,216	90,309	248,514
Deferred income tax and social contribution	19	100,405	10,085	100,405	16,489
Provision for legal claims and commitments	16	79,288	82,563	83,904	142,670
Obligations assumed on the assignment of receivables	14	50,906	22,216	64,332	35,811
Payables to related parties	21.1	-	-	-	41,002
Derivative financial instruments	20.i.b	-	7,618	-	7,618
Other payables	15	13,218	15,028	11,502	33,216
Total non-current liabilities		838,454	1,291,906	1,004,086	1,614,127

Equity
Capital	18.1	2,740,662	2,740,662	2,740,662	2,740,662
Treasury shares	18.1	(32,524)	(25,980)	(32,524)	(25,980)
Capital reserves and reserve for granting stock options	-	81,948	76,834	81,948	76,834
Income reserve	-	-	303,975	-	303,975
Accumulated losses	-	(861,761)	-	(861,761)	-
		1,928,325	3,095,491	1,928,325	3,095,491
Noncontrolling interest		-	-	2,128	1,745
Total equity		1,928,325	3,095,491	1,930,453	3,097,236
Total liabilities and equity		5,225,376	6,492,901	5,210,089	6,760,332

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Statement of profit or loss

Years ended December 31, 2016 and 2015

(In thousands of Brazilian Reais, except if stated otherwise)

		Company		Consolidated
	Note	2016	2015	2016	2015
Continuing operations
Net operating revenue	22	673,866	1,107,262	915,698	1,443,357

Operating costs
Real estate development and sales of properties	23	(821,892)	(832,236)	(1,029,213)	(1,061,921)

Gross profit (loss)	-	(148,026)	275,026	(113,515)	381,436

Operating (expenses) income
Selling expenses	23	(79,528)	(82,550)	(94,946)	(97,949)
General and administrative expenses	23	(84,961)	(97,440)	(106,585)	(97,442)
Income from equity method investments	9	(63,901)	125,023	(48,332)	40,015
Depreciation and amortization	10 and 11	(32,359)	(29,994)	(33,892)	(32,585)
Other income (expenses), net	23	(77,031)	(104,121)	(78,992)	(107,634)

Profit (loss) before financial income and expenses and income tax and social contribution	-	(485,806)	85,944	(476,262)	85,841

Financial expenses	24	(83,332)	(121,072)	(84,118)	(127,728)
Financial income	24	49,317	67,530	58,439	77,306

Profit (loss) before income tax and social contribution		(519,821)	32,402	(501,941)	35,419

Current income tax and social contribution	-	-	(4,314)	(10,722)	(14,763)
Deferred income tax and social contribution	-	(90,320)	16,041	(89,358)	14,105

Total Income tax and social contribution	19.i	(90,320)	11,727	(100,080)	(658)

Net income (loss) from continuing operations	-	(610,141)	44,129	(602,021)	34,761

Net income (loss) from discontinued operations	8.2	(553,455)	30,320	(559,704)	36,218

Net income (loss) for the year	-	(1,163,596)	74,449	(1,161,725)	70,979

(-) Attributable to:
Noncontrolling interests	-	-	-	1,871	(3,470)
Owners of Gafisa	-	(1,163,596)	74,449	(1,163,596)	74,449

Weighted average number of shares (in thousands)	27	26,921	27,262

Basic earning (loss) per thousand shares - In Reais (Company)	27	(43.222)	2.731
From continuing operations	-	(22.664)	1.619
From discontinued operations	-	(20.558)	1.112

Diluted earning (loss) per thousand shares - In Reais (Company)	27	(43.222)	2.712
From continuing operations	-	(22.664)	1.608
From discontinued operations	-	(20.558)	1.105

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Statement of comprehensive income (loss)

Years ended December 31, 2016 and 2015

 (In thousands of Brazilian Reais, except if stated otherwise)

	Company		Consolidated
	2016	2015	2016	2015

Net income (loss) for the year	(1,163,596)	74,449	(1,161,725)	70,979

Total comprehensive income (loss), net of taxes	(1,163,596)	74,449	(1,161,725)	70,979

Attributable to:
Owners of Company	(1,163,596)	74,449	(1,163,596)	74,449
Noncontrolling interests	-	-	1,871	(3,470)

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Statement of changes in equity

Years ended December 31, 2016 and 2015

(In thousands of Brazilian Reais)

		Attributed to Owners of the Company
					Income Reserve
	Note	Capital	Treasury shares	Reserve for granting shares	Legal reserve	Reserve for investments	Retained earnings (accumulated losses)	Total Company	Noncontrolling interests	Total consolidated
Balances at December 31, 2014		2,740,662	(79,059)	69,897	31,593	292,252	-	3,055,345	3,058	3,058,403

Capital increase	-	-	-	-	-	-	-	-	2,157	2,157
Stock option plan	18.3	-	-	6,937	-	-	-	6,937	-	6,937
Treasury shares acquired	18.1	-	(24,157)	-	-	-	-	(24,157)	-	(24,157)
Treasury shares sold	18.1	-	3,022	-	-	(2,423)	-	599	-	599
Treasury shares cancelled	18.1	-	74,214	-	-	(74,214)	-	-	-	-
Profit for the year	-	-	-	-	-	-	74,449	74,449	(3,470)	70,979
Allocation:	18.2
Legal reserve	-	-	-	-	3,722	-	(3,722)	-	-	-
Declared dividends	-	-	-	-	-	-	(17,682)	(17,682)	-	(17,682)
Reserve for investments	-	-	-	-	-	53,045	(53,045)	-	-	-

Balances at December 31, 2015		2,740,662	(25,980)	76,834	35,315	268,660	-	3,095,491	1,745	3,097,236

Capital increase	-	-	-	-	-	-	-	-	1,382	1,382
Stock option plan	18.3	-	-	5,114	-	-	-	5,114	-	5,114
Treasury shares acquired	18.1	-	(8,693)	-	-	-	-	(8,693)	-	(8,693)
Treasury shares sold	18.1	-	2,149	-	-	(2,140)	-	9	-	9
Loss for the year	-	-	-	-	-	-	(1,163,596)	(1,163,596)	1,871	(1,161,725)
Allocation:	18.2
Legal reserve	-	-	-	-	(35,315)	-	35,315	-	-	-
Reserve for investments	-	-	-	-	-	(266,520)	266,520	-	49	49
Declared dividends	-	-	-	-	-	-	-	-	(2,919)	(2,919)

Balances at December 31, 2016		2,740,662	(32,524)	81,948	-	-	(861,761)	1,928,325	2,128	1,930,453

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Cash flow statement

Years ended December 31, 2016 and 2015

(In thousands of Brazilian Reais)

	Company		Consolidated
	2016	2015	2016	2015
Operating activities
Income (loss) before income tax and social contribution	(519,821)	32,402	(501,941)	35,419
Expenses/(income) not affecting cash and cash equivalents
Depreciation and amortization (Notes 10 and 11)	32,359	29,994	33,892	32,585
Stock option expense (Note 18.3)	6,821	7,826	6,821	7,826
Unrealized interests and charges, net	81,189	73,142	100,508	88,801
Warranty provision (Note 15)	(12,390)	11,100	(12,390)	11,100
Provision for legal claims and commitments (Note 16)	69,605	88,067	70,796	91,193
Provision for profit sharing (Note 26 (iii))	18,750	14,000	18,750	14,000
Allowance for doubtful accounts and cancelled contracts (Note 5)	6,950	6,749	6,950	6,749
Provision for realization of non-financial assets:
Properties and land for sale (Note 6 and 8)	97,873	(618)	160,216	(618)
Income from equity method investments (Note 9)	63,901	(125,023)	48,332	(40,015)
Financial instruments (Note 20)	(13,404)	17,151	(13,404)	17,151
Provision for penalties due to delay in construction works (Note 15)	(1,404)	(2,137)	(1,404)	(2,137)
Write-off of property and equipment and intangible assets, net (Notes 10 and 11)	6,435	4,030	7,666	5,516
Write-off of goodwill supported by inventory surplus (Notes 6 and 9)	62,343	-	-	-

Decrease/(increase) in operating assets
Trade accounts receivable	205,413	18,948	288,999	133,674
Properties for sale and land available for sale	19,062	(99,773)	21,759	(159,654)
Other assets	39,718	16,646	29,471	18,883
Prepaid expenses	(201)	6,135	(460)	7,622

Increase/(decrease) in operating liabilities
Payables for purchase of properties and advances from customers	(55,372)	(10,808)	(73,603)	9,243
Taxes and contributions	(5,083)	2,516	(9,874)	(7,195)
Payables for goods and service suppliers	25,684	(25,760)	31,991	(28,036)
Salaries, payroll charges and profit sharing	(17,494)	(25,750)	(17,740)	(25,464)
Other payables	(155,853)	(127,021)	(152,209)	(84,266)
Transactions with related parties	252,038	192,047	100,207	72,444
Paid taxes	-	(4,314)	(10,722)	(14,763)

Cash and cash equivalents from (used in) operating activities	207,119	99,549	132,611	190,058

Investing activities
Purchase of property and equipment and intangible assets (Notes 10 and 11)	(32,162)	(29,319)	(35,838)	(33,340)
Purchase of short-term investments	(987,368)	(3,092,210)	(1,417,794)	(3,502,264)
Redemption of short-term investments	1,174,149	3,323,910	1,611,200	3,699,616
Investments	(4,468)	(2,917)	(110)	(1,636)

Cash from (used in) investing activities	150,151	199,464	157,458	162,376

Financing activities
Increase in loans, financing and debentures	403,262	680,737	579,391	734,552
Payment of loans, financing and debentures - principal	(610,564)	(704,578)	(719,390)	(806,398)
Payment of loans, financing and debentures - interest	(210,430)	(248,116)	(225,405)	(262,466)
Assignment of receivables	65,038	13,053	72,776	24,558
Investors obligations	(3,573)	(6,081)	(3,658)	(6,135)
Payment of dividends and interest on equity	(17,682)	-	(17,682)	-
Loan transactions with related parties	1,130	(218)	1,130	(280)
Disposal of treasury shares (Note 18.1)	2,149	3,022	2,149	3,022
Result of the disposal of treasury shares (Note 18.1)	(2,140)	(2,423)	(2,140)	(2,423)
Repurchase of treasury shares (Note 18.1)	(8,693)	(24,157)	(8,693)	(24,157)

Cash and cash equivalents from financing activities	(381,503)	(288,761)	(321,522)	(339,727)

Net increase/(decrease) in cash and cash equivalents	(24,233)	10,252	(31,453)	12,707

Cash and cash equivalents
At the beginning of the year	44,044	33,792	60,987	48,280
At the end of the year	19,811	44,044	29,534	60,987

Net increase (decrease) in cash and cash equivalents	(24,233)	10,252	(31,453)	12,707

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Statement of value added

Years ended December 31, 2016 and 2015

(In thousands of Brazilian Reais)

	Company		Consolidated
	2016	2015	2016	2015

Revenues	734,810	1,213,220	983,664	1,561,815
Real estate development and sales	741,760	1,219,969	990,614	1,568,564
Reversal (recognition) of allowance for doubtful accounts and cancelled contracts	(6,950)	(6,749)	(6,950)	(6,749)
Inputs acquired from third parties (including taxes on purchases)	(1,358,313)	(810,320)	(1,569,281)	(1,010,112)
Operating costs - Real estate development and sales	(697,626)	(707,515)	(872,401)	(910,736)
Materials, energy, outsourced labor and other	(107,232)	(133,125)	(137,176)	(135,594)
Discontinued operation result	(553,455)	30,320	(559,704)	36,218

Cross value added	(623,503)	402,900	(585,617)	551,703

Depreciation and amortization	(32,359)	29,994)	(33,892)	(32,585)

Net value added produced (distributed) by the Company	(655,862)	72,906	(619,509)	519,118

Value added received on transfer	(14,584)	192,553	10,107	117,321
Income from equity method investments	(63,901)	125,023	(48,332)	40,015
Financial income	49,317	67,530	58,439	77,306

Total value added to be distributed	(670,446)	565,459	(609,402)	636,439

Value added distribution	(670,446)	565,459	(609,402)	636,439
Personnel and payroll charges	107,988	117,933	115,054	124,920
Taxes and contributions	171,672	118,235	190,173	144,770
Interest and rents	213,490	254,842	248,967	292,300
Dividends	-	17,682	-	17,682
Retained earnings attributable to noncontrolling interests	-	-	(1,871)	3,470
Retained earnings (incurred losses)	(1,163,596)	56,767	(1,161,725)	53,297

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.    Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida das Nações Unidas, 8.501, 19th floor, in the city and state of São Paulo, Brazil and commenced its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company or proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies who share similar objectives.

The Company has stocks traded at BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros and the New York Stock Exchange (NYSE), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Company enters real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia and condominiums. Controlled entities substantially share managerial and operating structures, and corporate, managerial and operating costs with the Company. The SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

On December 14, 2016, the Company disclosed a material fact informing about the signature of the contract for purchase and sale of shares with Jaguar Real Estate Partners LP for disposal of up to 30% of the shares issued by Tenda, for the price of R$ 8.13 per share, with a total estimate of R$539,020 for paying-in Tenda’s capital. The completion of the transaction is subject to the verification of certain conditions precedent (Note 8.2). The contract also has representations and guarantees, and indemnity obligations typical of transactions of such nature, which may give rise to the future obligation of a party to indemnify the other.

The completion of the transaction, expected to be due until the end of the first half of 2017, and the consequent inflow of funds will contribute to the improvement in the liquidity condition and capital structure of the Company.  This contract was entered into subsequently to the Board of Directors’ decision on abandoning the efforts to carry out a secondary offering of Tenda’s shares, with the consequent cancellation of the application for registering such offering at CVM.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies

2.1.    Basis of presentation and preparation of individual and consolidated financial statements

On March 23, 2017, the Company’s Board of Directors approved these individual and consolidated financial statements of the Company and authorized their disclosure.

The individual financial statements, identified as “Company”, have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPC), approved by the Brazilian Securities and Exchange Commission (CVM) and are disclosed together with the consolidated financial statements.

The consolidated financial statements of the Company have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM), and according to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The individual financial statements of the Company are not considered in compliance with the International Financial Reporting Standards (IFRS), once they consider the capitalization of interest on qualifying assets of investees in the financial statements of the Company. In view of the fact that there is no difference between the Company’s and the consolidated equity and profit or loss, the Company opted for presenting such individual and consolidated information in only one set.

The consolidated financial statements are specifically in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector, and involves certain matters related to application of the continuous transfer of the risks, rewards and control over the real estate units sold.

All material information characteristic of the financial statements, and only them, is being evidenced, and corresponds to those used by Management in its administration.

The presentation of the individual and consolidated Statement of Value Added (DVA) is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil applicable to publicly-held companies and was prepared according to CVM Resolution 557, of November 12, 2008, which approved the accounting pronouncement CPC 09 – Statement of Value Added. The IFRS does not require the presentation of this statement. Consequently, under the IFRS, this statement is presented as additional information, without causing harm to the financial statements as a whole.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.1.    Basis of presentation and preparation of individual and consolidated financial statements--Continued

The financial statements have been prepared on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the financial statements.

All amounts reported in the accompanying financial statements are in thousands of Reais, except as otherwise stated.

2.1.1.    Consolidated financial statements

The consolidated financial statements of the Company include the financial statements of Gafisa and its direct and indirect subsidiaries. The Company controls an entity when it is exposed or is entitled to variable returns arising from its involvement with the entity and has the ability to affect those returns through the power that it exerts over the entity. The existence and the potential effects of voting rights, which are currently exercisable or convertible, are taken into account when evaluating whether the Company controls other entity. The subsidiaries are fully consolidated from the date the control is transferred and the consolidation is discontinued from the date control ceases.

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated financial statements, and the fiscal year of these companies is the same of the Company. See further details in Note 9.

2.1.2.    Functional and presentation currency

The functional and presentation currency of the Company is Real.

2.1.3.    Presentation of segment information

The presentation of operating segment information is consistent with the internal reports provided to the main decision makers of operational matters, the Board of Executive Officers and the Board of Directors, who are responsible for allocating resources, assessing the performance of operating segments, and making strategic decisions.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies

2.2.1.    Accounting judgments, estimates and assumptions

Accounting estimates and judgments are evaluated on an ongoing basis based on historical experience and other factors, including expectations on future events, considered reasonable under the circumstances.

The preparation of the individual and consolidated financial statements of the Company requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the reporting date of financial statements.

Assets and liabilities subject to estimates and assumptions include the provision for impairment of asset, transactions with share-based payment, provision for legal claims, fair value of financial instruments, measurement of the estimated cost of ventures, deferred tax assets, among others.

The main assumptions related to sources of uncertainty over future estimates and other important sources of uncertainty over estimates at the reporting date, which may result in different amounts upon settlement are discussed below:

a)      Impairment loss of non-financial assets

An impairment loss exists when the asset’s carrying amount exceeds its recoverable amount, which is the higher of an asset’s fair value less costs to sell and its value in use.

The calculation of the fair value less cost to sell is based on available information on sale transactions of similar assets or market prices less additional costs of disposal. The calculation of the value in use is based on the discounted cash flow model.

Cash flows are derived from the budget for the following five years, and do not include uncommitted restructuring activities or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate used under the discounted cash flow method, the estimated future cash inflows, and to the growth rate used for purposes of extrapolation.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.1.    Accounting judgments, estimates and assumptions--Continued

a)      Impairment loss of non-financial assets--Continued

Indefinite lived intangible assets and goodwill attributable to future economic benefit are tested at least annually, and/or when circumstances indicate a decrease in the carrying value. The main assumptions used for determining the recoverable amount of cash-generating units are detailed in Note 9.

b)    Share-based payment transactions

The Company measures the cost of transactions with employees to be settled with shares based on the fair value of equity instruments on the grant date. For cash-settled share-based transactions, the liability is required to be remeasured at the end of each reporting period through the settlement date, recognizing in profit or loss possible changes in fair value, which requires revaluation of the estimates used at the end of each reporting period. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions.

It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used for estimating the fair value of share-based payments are disclosed in Note 18.3.

c)    Provision for legal claims

The Company recognizes a provision for tax, labor and civil claims (Note 16). The assessment of the probability of a loss includes the evaluation of the available evidences, the hierarchy of laws, existing case law, the latest court decisions and their significance in the judicial system, and the opinion of external legal counsel. Provisions are reviewed and adjusted to take into account the changes in circumstances, such as applicable statutes of limitations, findings of tax inspections, or additional exposures found based on new court issues or decisions.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.1.    Accounting judgments, estimates and assumptions--Continued

c)     Provision for legal claims--Continued

There are uncertainties inherent in the interpretation of complex tax rules and in the value and timing of future taxable income. In the ordinary course of business, the Company and its subsidiaries are subject to assessments, audits, legal claims and administrative proceedings in civil, tax and labor matters.

d)    Allowance for doubtful accounts and cancelled contracts

The Company measures the allowance for doubtful accounts and cancelled contracts based on assumptions which consider the history of its current operations and its estimates. Such estimates are annually reviewed to consider any changes in circumstances and histories.

e)    Warranty provision

The measurement of the warranty provision, to cover expenditures for repairing construction defects covered during the warranty period, is based on the estimate that considers the history of incurred expenditures adjusted by the future expectation, which is regularly reviewed.

f)     Estimated cost of construction

Estimated costs, mainly comprising the incurred and estimated costs for completing the construction projects, are regularly reviewed, based on the progress of construction, and any resulting adjustments are recognized in profit or loss of the Company. The effects of such estimate reviews affect profit or loss.

g)    Realization of deferred income tax

The initial recognition and further analysis of the realization of a deferred tax asset is carried out when it is probable that a taxable profit will be available in subsequent years to offset the deferred tax asset, based on projections of results, and based on internal assumptions and future economic scenarios that enable its total or partial use.

The other provisions recognized in the Company are described in Note 2.2.22.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.2.    Recognition of revenue and expenses

(i)     Real estate development and sales

(a)     For the sales of completed units, revenues are recognized upon completion of the sale, and the transfer of significant risks and rewards, regardless of the timing of receipt from the customer.

(b)    For the pre-sale of completed units during construction phase:

•   The incurred cost (including cost of land, and other directly related expenditure) that corresponds to the units sold is included in profit or loss. For the units not yet sold, the incurred cost is included in inventory (Note 2.2.7);

•   Sales revenues are appropriated to profit or loss, using the percentage-of-completion method for each venture, this percentage being measured in view of the incurred cost in relation to the total estimated cost of the respective ventures;

•   Sales revenues recognized in excess of actual payments received from customers is recorded as either a current asset or long-term receivables in “Trade accounts receivable”. Any payment received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as “Payables for purchase of land and advances from customers ";

•   Interest and inflation-indexation charges on accounts receivable, as well as the adjustment to present value of account receivable, are included in the real estate development and sales when incurred, on a pro rata basis using the accrual basis of accounting;

•   Financial charges on account payable for acquisition of land and those directly associated with the financing of construction are capitalized and recorded in properties for sale, and included in the incurred cost of units under construction until their completion, and follow the same recognition criteria as the cost of real estate development for units sold while under construction;

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.2.    Recognition of revenue and expenses--Continued

(i)     Real estate development and sales--Continued

•   The taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenues is recognized; and

•   Other expenses, including advertising and publicity, are recognized in profit or loss when incurred.

(ii)    Construction services

Revenues from real estate services are recognized as services are rendered and tied to the construction management activities for third parties and technical advisory services.

(iii)   Barter transactions

Barter transactions have the objective of receiving land from third parties that are settled with the delivery of real estate units or transfer of portions of the revenue from the sale of real estate units of ventures. The land acquired by the Company and its subsidiaries is determined based on fair value, as a component of inventories, with a corresponding entry to advances from customers in liabilities. Revenues and costs incurred from barter transactions are included in profit or loss over the course of construction period of ventures, as previously described in item (b).

2.2.3.    Financial instruments

Financial instruments are recognized from the date the Company becomes a party to the contractual provisions of financial instruments, and mainly comprise cash and cash equivalents, short-term investments, account receivable, loans and financing, suppliers, and other debts.

After initial recognition, financial instruments are measured as described below:

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.3.    Financial instruments--Continued

(i)     Financial instruments through profit or loss

A financial instrument is classified into fair value through profit or loss if it is held for trading, or designated as such when initially recognized.

Financial instruments are designated at fair value through profit or loss if the Company manages these investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented investment strategy or risk management. After initial recognition, related transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and their fluctuations are recognized in profit or loss.

In the year ended December 31, 2016, the Company held derivative financial instruments with the objective of mitigating the risk of its exposure to the volatility of indices and interest rates, recognized at fair value directly in profit or loss. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than for hedging.

The Company does not adopt the hedge accounting practice.

 (ii)   Financial assets

       Financial assets are classified into financial assets at fair value through profit or loss, receivables, held-to-maturity investments, and available-for-sale financial assets. The Company determines the classification of its financial assets at their initial recognition, when it becomes a party to the contractual provisions of the instrument.

       Financial assets are initially recognized at fair value, plus, in the case of investments not designated at fair value through profit or loss, the transaction costs are directly attributable to their acquisition.

       The financial assets of the Company include cash and cash equivalents, short-term investments, trade accounts receivable, and derivative financial instruments.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.3.    Financial instruments--Continued

(ii)    Financial assets--Continued

       Derecognition (write-off)

       A financial asset (or, as the case may be, a portion of a financial asset or portion of a group of similar financial assets) is derecognized when:

•         The rights to receive cash inflows of an asset expire;

•         The Company transfers its rights to receive cash inflows of an asset or assume an obligation of fully pay the cash inflows received, without significant delay, to a third party because of a “transfer” agreement; and (a) the Company substantially transfers the risks and rewards of the asset, or (b) the Company does not substantially transfer or retain all risks and rewards related to the asset, but transfers the control over the asset.

When the Company has transferred its rights to receive cash inflows of an asset, and signed an agreement to pass it on, and has not substantially transferred or has retained all risks and rewards related to the asset, an asset is recognized to the extent of the continuous involvement of the Company with the asset. In this case, the Company also recognizes a related liability. The transferred asset and related liability are measured based on the rights and obligations that the Company has maintained.

The continuous involvement by means of a guarantee on the transferred asset is measured at the lower of the original carrying value of the asset and the highest consideration that may be required from the Company.

 (iii)  Financial liabilities at fair value through profit or loss

       Financial liabilities at fair value through profit or loss include financial liabilities for trading, and financial liabilities designated at initial recognition as fair value through profit or loss.

       Loans and financing

       Subsequent to initial recognition, loans and financing accruing interest are measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in statement of profit or loss, at the time liabilities are derecognized, as well as during the amortization process using the effective interest rate method.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.3.    Financial instruments--Continued

(iii)   Financial liabilities at fair value through profit or loss--Continued

       Derecognition (write-off)

       A financial liability is derecognized when its contractual obligations are discharged, cancelled or expire.

       When an existing financial liability is substituted for another from the same creditor, under substantially different terms, or when the terms of an existing liability are significantly modified, this substitution or change is treated as a derecognition of the original liability, and recognition of a new liability, the difference in the corresponding carrying values being recognized in profit or loss.

2.2.4.    Cash and cash equivalents and short-term investments

Cash and cash equivalents substantially comprise demand deposits and bank certificates of deposit held under resale agreements, denominated in Reais, with high market liquidity and original contractual maturities of 90 days or less, and for which there are no penalties or other restrictions for the immediate redemption thereof.

Cash equivalents are classified as financial assets at fair value through profit or loss and are recorded at the original amounts plus income earned, calculated on a “pro rata basis", which are equivalent to their market values, not having any impact to be accounted for in the Company’s equity.

Short-term investments include bank deposit certificates, federal government bonds, exclusive investment funds that are fully consolidated, and collaterals, which are classified at fair value through profit or loss (Note 4.2).

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.5.    Trade account receivable

These are presented at present and realization values. The classification between current and non-current is made based on the expected maturity of contract installments, considering current those falling due in one year or less.

The installments due are indexed based on the National Civil Construction Index (INCC) during the period of construction, and based on the General Market Prices Index (IGP-M) and interest at 12% p.a., after the delivery of the units.

The adjustment to present value is calculated between the contract signature date and the estimated date to transfer the completed property’ keys to the buyer, using a discount rate represented by the average rate of the financing obtained by the Company, net of inflation, as mentioned in Note 2.2.19.

Considering that financing its customers is an important part of the Company operations, the reversal of the present value adjustment was carried out as contra-entry to the group of real estate development revenue, consistently with interest incurred on the portion of receivables balance related to the period subsequent to the handover of keys.

2.2.6.    Mortgage-backed Securities (CRIs) and Housing Loan Certificate (CCI)

The Company and its subsidiaries carry out the assignment and/or securitization of receivables related to receivables with collateral of completed projects and those still under construction. This securitization is carried out through the issuance of the Housing Loan Certificate (“Cédula de Crédito Imobiliário” or “CCI”), which is assigned to financial institutions. When there is no right of recourse, this assignment is recorded as reduction of accounts receivable. When there is right of recourse against the Company, the assigned receivable is maintained in the statement of financial position and the funds from assignment are classified into the account “Obligations assumed on assignment of receivable”, until certificates are settled by customers.

In this situation, the transaction cost is recorded in “financial expenses” in the statement of profit or loss for the year in which it is made.

When there are financial guarantees, represented by the acquisition of subordinated CRI, they are recorded on the statement of financial position as “short-term investments” at the realizable value, which is equivalent to fair value.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.7.    Properties for sale

The Company and its subsidiaries acquire land for future real estate developments, on payment conditions in current currency or through barter transactions. Land acquired through barter transaction is stated at fair value of the units to be delivered, and the revenue and cost are recognized according to the criteria described in Note 2.2.2 (iii).

Properties are stated at construction cost, and decreased by the provision when it exceeds its net realizable value. In the case of real estate under construction, the portion in inventories corresponds to the cost incurred for units that have not yet been sold.  The incurred cost comprises construction costs (materials, own or outsourced labor, and other related items), and legal expenses relating to the acquisition of land and projects, land costs, and financial charges which relate to a project over the construction period.

The classification of land between current and non-current assets is made by Management based on the expected period for launching real estate ventures. Management periodically revises the estimates of real estate ventures launches.

2.2.8.    Prepaid expenses

These are recognized in profit or loss as incurred using the accrual basis of accounting.

2.2.9.    Land available for sale

Land available for sale is measured at the lower of the carrying value and the fair value less costs to sell, and is classified as held for sale if its carrying value is to be recovered through a sale transaction of the land. This condition is considered fulfilled only when the sale is highly probable, and the asset is available for immediate sale under its current condition. Management shall commit to sell it within one year of the classification date.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.10.  Investments in ownership interests

Investments in ownership interest are recorded in the Company balance using the equity method.

When the Company's equity in the losses of investees is equal to or higher than the amount invested, the Company recognizes the residual portion in net capital deficiency since it assumes obligations and makes payments on behalf of these companies. For this purpose, the Company recognizes a provision at an amount considered appropriate to meet the obligations of the investee (Note 9).

2.2.11.  Property and equipment

Items of property and equipment are measured at cost, less accumulated depreciation and/or any accumulated impairment losses, if applicable.

An item of property and equipment is derecognized when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is recognized in profit or loss upon derecognition.

Depreciation is calculated based on the straight-line method considering the estimated useful lives of the assets (Note 10).

Expenditures incurred in the construction of sales stands, display apartments and related furnishings are capitalized as property and equipment of the Company and its subsidiaries. Depreciation of these assets commences upon launch of the development and is recorded over the average term the stand is in use, and is written-off when it is retired.

Property and equipment are subject to periodic assessments of impairment.

2.2.12.  Intangible assets

(i)      Expenditures related to the acquisition and implementation of computer systems and software licenses are recorded at acquisition cost, and amortized on straight-line basis over a period of up to five years, and are subject to periodic assessments of impairment of assets.

(ii)     The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the market value of net assets of the acquiree.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.12.  Intangible assets--Continued

Impairment testing of goodwill is performed at least annually, or whenever circumstances indicate an impairment loss.

2.2.13.  Payables for purchase of properties and advances from customer due to barter

Payables for purchase of land are recognized at the amounts corresponding to the contractual obligations assumed. Subsequently they are measured at amortized cost, plus interest and charges proportional to the incurred period (“pro rata” basis), net of present value adjustment.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value of the units to be delivered.

2.2.14.  Income tax and social contribution

(i)      Current income tax and social contribution

Current tax is the expected tax payable or receivable/to be offset in relation to taxable profit for the year.

Income taxes in Brazil comprise income tax (25%) and social contribution (9%), for entities on the standard profit regime, for which the composite statutory rate is 34%. Deferred taxes for these entities are recognized on all temporary tax differences at the reporting date between the tax bases of assets and liabilities, and their carrying values.

As permitted by tax legislation, certain subsidiaries opted for the presumed profit regime, a method under which the taxable profit is calculated as a percentage of gross sales. For these companies, the income tax is calculated on estimated profits at rate of 8% and 12% of gross revenues, respectively, on which the rates of the respective tax and contribution are levied.

As permitted by legislation, the development of certain ventures are subject to the “afetação” regime, based on which the land and its features where a real estate will be developed, as well as other binding assets, rights and obligations, are separated from the developer’s assets, and comprise the “patrimônio de afetação” (detached assets), intended for the completion of the corresponding development, and delivery of real estate units to the respective buyers. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), according to which the income tax and social contribution are calculated at 1.92% on gross revenues (4% also considering PIS and COFINS on revenues).

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.14.  Income tax and social contribution--Continued

(ii)     Deferred income tax and social contribution

Deferred taxes are recognized in relation to tax losses and temporary differences between the amount of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes.

They are recognized to the extent that it is probable that future taxable profit will be available to be used for offsetting deferred tax assets, based on profit projections made using internal assumptions, and considering future economic scenarios that make it possible their full or partial use, upon the recognition of a provision for the non-realization of the balance. The recognized amounts are periodically reviewed, and the impacts of realization or settlement are reflected in compliance with tax legislation provisions.

Deferred tax on accumulated tax losses does not have an expiration date, however, they can only be offset against up to 30% of the taxable profit for each year. Companies that opt for the presumed profit tax regime cannot offset tax losses for a period in subsequent years.

Deferred tax assets and liabilities are stated at net amount in the statement of financial position when there is the legal right and intention to offset them when determining the current taxes, related to the same legal entity and the same tax authority.

2.2.15.  Other current and non-current liabilities

These liabilities are stated at their known or estimated amounts, plus, when applicable, adjustment for charges and inflation-indexed variations through the reporting date of the statement of financial position, which contra-entry is recorded in profit or loss. When applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.16.  Stock option plans

As approved by its Board of Directors, the Company offers executives and employees share-based compensation plans (“Stock Options”), as payments for services received.

The fair value of options is determined on the grant date, considering that it is recognized as expense in profit or loss (as contra-entry to equity), to the extent services are provided by employees and management members.

In an equity-settled transaction, in which the plan is modified, a minimum expense is recognized corresponding to the expense as if the terms have not been changed. An additional expense is recognized for any modification that increases the total fair value of granted options, or that otherwise benefits the employee, measured on the modification date.

In case of cancellation of a stock option plan, this is treated as if it had been granted on the cancellation date, and any unrecognized plan expense is immediately recognized. However, if a new plan substitutes the cancelled plan, and a substitute plan is designated on the grant date, the cancelled plan and the new plan are treated as if they were a modification of the original plan, as previously mentioned.

The Company annually revises its estimates of the amount of options that shall be vested, considering the vesting conditions not related to the market and the conditions based on length of service. The Company recognizes the impact of the revision of the initial estimates, if any, in the statement of profit or loss, as contra-entry to equity.

2.2.17.  Share-based payment – Phantom Shares

            The Company has a cash-settled share-based payment plan (phantom shares) under fixed terms and conditions. There is no expectation of the effective negotiation of shares, once there shall be no issue and/or delivery of shares for settling the plan.

            According to CPC 10 (R1) – Share-based Payment, these amounts are recorded as a reserve payable, with contra-entry in profit or loss for the year, based on the fair value of the phantom shares granted, and during the vesting period. The fair value of this liability is remeasured and adjusted every reporting period, according to the change in the fair value of the benefit granted and vesting.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.18.  Other employee benefits

The salaries and benefits granted to the Company’s employees and executives include fixed compensation (salaries, social security contributions (INSS), Government Severance Indemnity Fund for Employees (FGTS), vacation pay, and 13th monthly salary, among other) and variable compensation such as profit sharing, bonus, and stock option-based payments. These benefits are recorded in profit or loss for the year, under the account “General and administrative expenses”, as they are incurred.

The bonus system operates with individual and corporate targets, structured based on the efficiency of corporate goals, followed by the business goals and, finally, individual goals.

The Company and its subsidiaries do not offer private pension or retirement plans.

2.2.19.  Present value adjustment – assets and liabilities

Assets and liabilities arising from long or short-term transactions are adjusted to present value if significant.

In installment sales of not completed units, real estate development entities present receivables adjusted for inflation, including the installment related to the delivery of units, without accrual of interest, and shall be discounted to present value, as the agreed inflation rates do not include interest.

Borrowing costs and those related to finance the construction of real estate ventures are capitalized. Therefore, the reversal of the present value adjustment of an obligation related to these items is included in the cost of real estate unit sold or in the inventories of properties for sale, as the case may be, until the period of construction of the project is completed.

Accordingly, certain assets and liabilities are adjusted to present value based on discount rates that reflect the best estimate of the value of the money over time.

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflationary effect (Notes 5 and 12).

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.20.  Debenture and public offering costs

Transaction costs and premiums on issuance of securities are accounted for as a direct reduction in the amount raised by the Company. In addition, transaction costs and premiums on issuance of securities are amortized over the terms of the instrument and the net balance is classified as reduction in the respective transaction (Note 13).

2.2.21.  Borrowing costs

The borrowing costs directly attributable to ventures during construction phase, and to land during the development of assets for sale are capitalized as part of the cost of that asset during the construction period, since there is borrowings outstanding, which are recognized in profit or loss to the extent units are sold. All other borrowing costs are recorded as expense when incurred. Borrowing costs comprise interest and other related costs incurred, including those for raising finance.

Charges that are not recognized in profit or loss of subsidiaries are recorded in the financial statements of the Company, in the account investments in non-current assets (Note 9).

2.2.22.  Provisions

(i)     Provision for legal claims

The Company is party to various lawsuits and administrative proceedings. Provisions are recognized for all demands related to lawsuits which expectation of loss is considered probable.

Contingent liabilities for which losses are considered possible are only disclosed in a note to financial statements, and those for which losses are considered remote are neither accrued nor disclosed.

Contingent assets are recognized only when there are secured guarantees or favorable final and unappealable court decisions. Contingent assets with probable favorable decisions are only disclosed in the notes. As of December 31, 2016 and 2015 there are no claims involving contingent assets recorded in the statement of financial position of the Company.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.22.  Provisions--Continued

(ii)    Allowance for doubtful account and cancelled contracts

The Company annually reviews its assumptions related to the establishment of its allowance for doubtful account and cancelled contracts, taking into account the review of the histories of its current operations and improvement of estimates.

The Company records an allowance for doubtful accounts and cancelled contracts for customers whose installments are past due, based on the assumptions made about each segment of the Company. This allowance is calculated based on the percentage-of-completion of the construction work, a methodology adopted for recognizing profit or loss for the year (Note 2.2.2).

(iii)   Provision for penalties due to delay in construction work

As contractually provided, the Company has the practice of provisioning the charges payable to eligible customers for projects whose delivery is delayed over 180 days, in line with the respective contractual clause and history of payments.

 (iv)  Warranty provision

       The Company and its subsidiaries recognize a provision to cover expenditures for repairing construction defects covered during the warranty period, based on the estimate that considers the history of incurred expenditures adjusted by the future expectation, except for the subsidiaries that operate with outsourced companies, which are the direct guarantors of the construction services provided. The warranty period is five years from the delivery of the venture.

(v)    Provision for impairment of non-financial assets

When there is evidence of impairment of asset, and the net carrying value exceeds the recoverable amount, a provision for impairment is recorded, adjusting the net carrying value to the recoverable value. Goodwill and intangible assets with indefinite useful lives have the recovery of their amounts tested annually, regardless whether there is any indication of impairment, by comparing to the realization value measured by cash flows discounted to present value, using a discount rate before taxes, which reflects the weighted average cost of capital of the Company.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.23.  Sales taxes

For companies under the taxable profit regime, levied on non-cumulative basis, the PIS and COFINS contribution rates levied at 1.65% and 7.6%, respectively, on gross revenue and discounting certain credits determined based on incurred costs and expenses. For companies that opt for the presumed profit taxation regime, under the cumulative taxation regime, the PIS and COFINS contribution rates levied at 0.65% and 3%, respectively, on gross revenue, without discounts of credits in relation to incurred costs and expenses.

2.2.24.  Treasury shares

Own equity instruments that are repurchased (treasury shares) are recognized at cost and charged to equity. No gain or loss is recognized in the statement of profit or loss upon purchase, sale, issue, or cancellation of the Company’s own equity instruments.

2.2.25.  Interest on equity and dividends

The proposal for distributing dividends and interest on equity made by Management that is in the portion equivalent to the minimum mandatory dividend is recorded as current liabilities in the heading “Dividends payable”, as it is considered a legal obligation provided for in the By-laws of the Company.

2.2.26.  Earnings (loss) per share – basic and diluted

Basic earnings (loss) per share are calculated by dividing the net income (loss) available (allocated) to ordinary shareholders by the weighted average number of common shares outstanding over the period.

Diluted earnings per share are calculated in a similar manner, except that the shares outstanding are increased, to include the additional shares that would be outstanding, in case the shares with dilutive potential attributable to stock option had been issued over the respective periods, using the weighted average price of shares.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.         Presentation of financial statements and summary of significant accounting policies--Continued

2.2.    Summary of significant accounting policies--Continued

2.2.27.  Non-current asset for sale and profit or loss from discontinued operations

The Company classifies a non-current asset as held for sale if its carrying value is recovered by sale transaction. In such case, the asset or group of assets held for sale shall be available for immediate sale on its current conditions, subject only to the terms  that are usual and common for sale of such assets held for sale. With this, the sale shall be highly probable.

For a sale to be highly probable, Management shall be committed to the plan to sell the asset, and shall have initiated an active program to locate a buyer and complete the plan. In addition, the asset held for sale shall also be effectively marketed for sale at a sales price that is reasonable in relation to its current fair value. Also, the sale is expected to be completed within one year of the classification date, unless events beyond the control of the Company change such period.

The asset held for sale is measured at the lower of its carrying value and the fair value less cost to sell. In case the carrying value is higher than the fair value, an impairment loss is recognized in statement of profit or loss for the year. Any reversal or gain will only be recorded within the limit of the recognized loss.

The assets and liabilities of the group of discontinued assets are shown in single lines in assets and liabilities. The profit or loss of discontinued operations is presented as a single amount in the statement of profit or loss, contemplating the total post-tax profit or loss of such operations less any impairment-related loss. The net cash flows attributable to operating, investing and financing activities of discontinued operations are shown in Note 8.2.

According to Note 1, on December 14, 2016, the Company disclosed a material fact informing about the signature of the disposal of up to 30% of the shares issued by Tenda. The completion of the transaction is subject to the verification of certain conditions precedent, among which the decrease in the Company’s capital with effect of distribution to its shareholders of the shares corresponding to 50% of Tenda’s capital, as detailed in Note 8.2.

As required by the CPC 31 – Non-current Assets Held for Sale and Discontinued Operations, for comparability purposes, the information of the statement of profit or loss as of December 31, 2015 is being presented on the same basis of the current year, and its retrospective effects are shown in Note 2.3.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.3.    Restatement of Financial Statements

As required by CPC 31 – Non-current Assets Held for Sale and Discontinued Operations, for comparability purposes, the information of the statements of profit or loss, cash flows and value added as of December 31, 2015 are being presented on the same basis of the current year, and its retrospective effects are as follows:

	Company			Consolidated
	Balances originally reported as of 12/31/2015	Impact of the adoption of CPC 31 (Note 2.2.27)	Balances after the adoption of CPC 31	Balances originally reported as of 12/31/2015	Impact of the adoption of CPC 31 (Note 2.2.27) (a)	Balances after the adoption of CPC 31
Statement of profit or loss
Net operating revenue	1,107,262	-	1,107,262	2,294,319	(850,962)	1,443,357
Operating costs	(832,236)	-	(832,236)	(1,667,505)	605,584	(1,061,921)
Operating (expenses) income	(314,105)	-	(314,105)	(552,294)	216,684	(335,610)
Income from equity method investments	155,343	(30,320)	125,023	41,766	(1,751)	40,015
Financial income (expenses)	(53,542)	-	(53,542)	(38,127)	(12,295)	(50,422)
Income tax and social contribution	11,727	-	11,727	(7,180)	6,522	(658)
Non-controlling interests	-	-	-	(3,470)	-	(3,470)
Profit or loss of discontinued operations (Note 8.2)	-	30,320	30,320	-	36,218	36,218
Net income for the year	74,449	-	74,449	74,449	-	74,449

Cash flow
Operating activities	99,549	-	99,549	91,748	98,310	190,058
Investing activities	199,464	-	199,464	361,466	(199,090)	162,376
Financing activities	(288,761)	-	(288,761)	(480,469)	140,742	(339,727)

Statement of value added
Net value added produced by the entity	342,586	30,320	372,906	709,284	(190,166)	519,118
Value added received on transfer	222,873	(30,320)	192,553	165,897	(48,576)	117,321
Total value added to be distributed	565,459	-	565,459	875,181	(238,742)	636,439

(a)     Amounts after elimination of consolidation items.

Additionally for purposes of improving the presentation of the consolidated financial statements for the year ended December 31, 2015, the Company reclassified the goodwill supporting future profitability of Intangible assets (Note 11) into Investments (Note 9) in the amount of R$25,476, as it refers to an investment in associate.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.    New standards, changes and interpretation of standards issued and not yet adopted

•            IFRS 9 – Financial Instruments (CPC 48)

IFRS 9 replaces the guidance of IAS 39 (CPC 38) Financial Instruments: Recognition and Measurement, and includes the new models for classification and measurement of financial instruments, and measurement of expected credit losses for financial and contractual assets, as well as new requirements for hedge accounting. The standard maintains the existing guidance on the recognition and derecognition of financial instruments of IAS 39. IFRS 9 is effective for years beginning on or after January 1, 2018.

The effective impact of the adoption of IFRS 9 on the Company’s financial statements in 2018 cannot be reliably estimated, because it will depend on the financial instruments that the Company holds and the economic conditions in 2018, as well as the accounting decisions and judgments that the Company will make in the future. The new standard will require Management to review its accounting processes and internal controls related to the classification and measurement of financial instruments, and these changes has not been completed yet.

•            IFRS 15 – Revenue from Contracts with Customers (CPC 47)

This standard introduces new requirements for measurement and recognition of revenue under both IFRS and U.S. GAAP. The IFRS 15 – Revenue from Contracts with Customers, requires an entity to recognize the amount of revenue reflecting the consideration it expects to receive in exchange for the control over such goods or services. The new standard is going to replace most of the detailed guidance on the recognition of revenue that currently exists under the IFRS, including the CPC 30 (IAS 18) Revenue and CPC 17 (IAS 11) Construction Contracts, and U.S. GAAP when adopted. For the specific case of the real estate development sector, maintaining the POC revenue recognition method or the adoption of the method of keys, for example, will result of the contractual analyses made by Management. The Company has evaluated the effects of such standard and not yet concluded its analyses on the impact of its adoption.

The new standard is applicable beginning on or after January 1, 2018. The standard can be applied retrospectively, adopting a cumulative effect approach.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.    New standards, changes and interpretation of standards issued and not yet adopted--Continued

•            IFRS 16 – Leases

This standard replaces the previous lease standard, IAS 17/CPC 06 (R1) – Leases, and related interpretation, and establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, that is, the customers (lessees) and providers (lessors).  Lessees are required to recognize a lease liability reflecting the future lease payments and a “right-of-use assets” for practically all lease contracts, except certain short-term leases and contracts of low-value assets. For lessors, the criteria for recognition and measurement of leases in the financial statements are substantially maintained. This standard is effective beginning on January 1, 2019.

The Company is evaluating the effects of the IFRS 16 on its financial statements and has not yet concluded its analysis on the impact of their adoption.

The entities that disclose their financial statements according to the accounting practices adopted in Brazil are not permitted to early adopt such IFRS.

There is no other standard, changes to standards or interpretation issued and not yet adopted that could, on the Management’s opinion, have significant impact arising from their adoption on its financial statements.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.    Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	2016	2015	2016	2015

Cash and banks	19,811	31,823	29,534	69,560
Securities purchased under resale agreements (a)	-	12,221	-	13,080

Total cash and cash equivalents (Note 20.ii.a and 20.iii)	19,811	44,044	29,534	82,640

(a)     Securities purchased under resale agreement comprise securities issued by Banks with a repurchase commitment by the bank, and resale commitment by the customer, at rates and terms agreed upon, backed by corporate or government securities, depending on the bank, and are registered with the CETIP.

          As of December 31, 2016, the securities purchased under resale agreement include interest earned through the reporting date of the statement of financial position, ranging from 75% to 101.5% of Interbank Deposit Certificates (CDI) (from 75% to 100.5% of CDI in 2015). All investments are carried out with what management considers to be top tier financial institutions.

4.2.    Short-term investments

	Company		Consolidated
	2016	2015	2016	2015

Fixed-income funds (a)	95,672	192,409	123,868	279,486
Government bonds (LFT) (a)	3,762	10,081	6,018	18,631
Corporate securities (LF/DPGE) (a)	19,845	51,835	31,742	95,801
Securities purchased under resale agreements (Note 4.1 (a))	11,600	11,890	11,935	25,548
Bank certificates of deposit (a) / (b)	17,332	54,491	27,834	101,733
Restricted cash in guarantee to loans (c)	10,669	20,515	10,669	31,633
Restricted credits (d)	4,682	9,122	11,580	76,839

Total short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	163,562	350,343	223,646	629,671

(a)   Structure of exclusive Investment funds aimed at earning interest on funds in excess of the variation in the Interbank Deposit Certificate (CDI). These funds have mandates of risks that are periodically monitored and observe the internal investment policies in effect.

(b)   As of December 31, 2016, Bank Certificates of Deposit (CDBs) include interest earned through the reporting date of the statement of financial position, varying from 90% to 100.8% (from 90% to 107% in 2015) of Interbank Deposit Certificates (CDI) rate. The CDBs earn an average income in excess of those from securities purchased under resale agreements; however, the Company invests in short term (up to 20 working days) through securities purchased under resale agreements taking into account the exemption of IOF, which is not granted in the case of CDBs.

(c)   Restricted cash in guarantee to loans are investments in fixed-income funds, with appreciation of shares through investments only in federal government bonds, indexed to fixed rates or to price indexes, and pledged to guarantee a portion of the Company’s issuances. These amounts are periodically released, when there is a surplus of guarantee in the issuance and/or as provided for in the indenture. See further information in Notes 13 and 16(b).

(d)   Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a type of government real estate financing, which are in process of approval at the Caixa Econômica Federal (a Federally owned Brazilian bank used for real estate financing purpose). These approvals are made to the extent the contracts signed with customers at the financial institutions are regularized, which the Company expect to be in up to 90 days.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.    Trade accounts receivable of development and services

	Company		Consolidated
	2016	2015	2016	2015

Real estate development and sales	769,743	1,001,351	1,019,359	1,895,795
( - ) Allowance for doubtful accounts and cancelled contracts	(19,315)	(12,365)	(19,315)	(100,530)
( - ) Present value adjustments	(21,235)	(21,527)	(26,816)	(31,052)
Services and construction and other receivables	20,414	18,583	20,734	38,151

Total trade accounts receivable of development and services (Note 20.ii.a)	749,607	986,042	993,962	1,802,364

Current portion	524,337	723,950	722,640	1,395,273
Non-current portion	225,270	262,092	271,322	407,091

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	2016	2015	2016	2015

Overdue:
Up to 90 days	46,235	116,229	64,830	207,838
From 91 to 180 days	41,705	14,568	45,442	50,985
Over 180 days	73,652	74,727	93,265	290,247
	161,592	205,524	203,537	549,070

Falling due:
2016	-	543,781	-	925,543
2017	383,477	148,568	544,292	286,138
2018	94,231	62,256	111,007	83,266
2019	97,079	20,254	120,367	34,518
2020	41,775	39,551	45,552	55,411
2021 onwards	12,003	-	15,338	-
	628,565	814,410	836,556	1,384,876

( - ) Present value adjustment	(21,235)	(21,527)	(26,816)	(31,052)
( - ) Allowance for doubtful account and cancelled contracts	(19,315)	(12,365)	(19,315)	(100,530)

	749,607	986,042	993,962	1,802,364

The balance of accounts receivable from units sold and not yet completed is not fully reflected in the financial statements. Its recording is limited to the portion of the recognized revenues net of the amounts already received, according to the accounting practice mentioned in Note 2.2.2(i)(b).

As of December 31, 2016, the amount received from customers in excess of the recognized revenues totaled R$24,295 (R$19,337 in 2015) in the Company’s statements, and R$35,024 (R$39,743 in 2015) in the consolidated financial statements, and are classified in the heading “Payables for purchase of properties and advances from customers" (Note 17).

Accounts receivable from completed real estate units financed by the Company are in general subject to IGP-M variation plus annual interest of 12%, with revenue being recorded in profit or loss in the account “Revenue from real estate development and sale, barter transactions and construction services". The interest amounts recognized in the Company and consolidated statements for the year ended December 31, 2016 totaled R$23,802 (R$29,866 in 2015), and R$28,230 (R$40,089 in 2015), respectively.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.    Trade accounts receivable of development and services--Continued

The balances of allowance for doubtful accounts and cancelled contracts are considered sufficient by the Company’s management to cover the estimate of future losses on realization of the accounts receivable.

During the years ended December 31, 2016 and 2015, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

	Company
	2016	2015

Balance at December 31	(12,365)	(5,616)
Additions (Note 22)	(8,438)	(6,749)
Write-offs / Reversals (Note 22)	1,488	-
Balance at December 31	(19,315)	(12,365)

	Consolidated
	Receivables	Properties for sale (Note 6)	Net

Balance at December 31, 2014	(109,893)	52,309	(57,584)
Additions	(6,749)	-	(6,749)
Write-offs	16,112	(30,545)	(14,433)
Balance at December 31, 2015	(100,530)	21,764	(78,766)
Reclassification to discontinued operations	88,165	(21,764)	66,401
Additions (Note 22)	(8,438)	-	(8,438)
Write-offs / Reversals (Note 22)	1,488	-	1,488
Balance at December 31, 2016	(19,315)	-	(19,315)

The reversal of the present value adjustment recognized in revenue from real estate development for the year ended December 31, 2016 totaled R$(292) (R$4,432 in 2015), in the Company’s statements and R$(3,762) (R$6,106 in 2015) in the consolidated statements.

Receivables from units not yet completed were measured at present value using a discount rate determined according to the criteria described in Note 2.2.2. The discount rate applied by the Company and its subsidiaries was 9.00% for the year 2016 (6.78% in 2015), net of Civil Construction National Index (INCC).

The Company entered into the following Housing Loan Certificate (CCI) transactions, which are aimed at the assignment by the assignor to the assignee of a portfolio comprising select residential and business real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolios, discounted to present value, are recorded under the heading “obligations assumed on the assignment of receivables”.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.    Trade accounts receivable of development and services--Continued

	Transaction date	Assigned accounting portfolio	Portfolio discounted to present value	Transaction balance Company (Nota 14)		Transaction balance Consolidated (Note 14)
				2016	2015	2016	2015

(i)	Jun 27, 2011	203,915	171,694	1,208	3,164	2,148	4,775
(ii)	Dec 22, 2011	72,384	60,097	1,405	2,071	1,471	2,236
(iii)	Jul 06, 2012	18,207	13,917	68	368	68	368
(iv)	Nov 14, 2012	181,981	149,025	-	-	4,651	4,351
(v)	Dec 27, 2012	72,021	61,647	5,402	7,541	5,402	7,541
(vi)	Nov 29, 2013	24,149	19,564	1,666	2,858	4,307	6,362
(vii)	Nov 25, 2014	15,200	12,434	2,530	4,646	4,344	6,696
(viii)	Dec 03, 2015	32,192	24,469	8,005	13,053	15,988	24,558
(ix)	Mar 04, 2016	27,954	27,334	16,091	-	17,178	-
(x)	May 09, 2016	17,827	17,504	11,481	-	14,407	-
(xi)	Aug 16, 2016 (a)	15,418	14,943	9,164	-	9,164	-
(xii)	Dec 21, 2016	21,102	19,532	18,343	-	18,948	-

(a)   The consolidated balance of the transaction as of December 31, 2016 (Note 14) does not include the jointly-controlled entities, which are accounted for using the equity method, according to CPCs 18(R2) and 19(R2).

In the transactions above, the Company and its subsidiaries are jointly responsible until the time of the transfer of the collateral to the securitization company.

For the items (i) to (iii) and (viii) to (xii) above, the Company was engaged to perform, among other duties, the management of the receipt of receivables, the assignment’s underlying assets, collection of defaulting customers, among other, according to the criteria of each investor, being paid for these services.

The difference between the face value of the portfolio of receivables and the amount discounted to present value was recorded in profit or loss in the account “Discount related to Securitization Transaction” under financial expenses.

6.    Properties for sale

	Company		Consolidated
	2016	2015	2016	2015

Land	667,805	775,814	823,516	1,443,460
( - ) Provision for loss on realization of land	(43,505)	-	(43,505)	-
( - ) Provision for loss on realization of inventory surplus (Note 9)	-	-	(62,343)	-
( - ) Adjustment to present value	(8,089)	(9,639)	(8,781)	(16,771)
Property under construction	328,783	545,701	509,049	857,619
Real estate cost in the recognition of the provision for cancelled contracts (Note 5)	-	-	-	21,764
Completed units	520,246	216,073	557,426	333,036
( - ) Provision for loss on realization of properties under construction and completed units	(59,663)	(5,437)	(59,663)	(8,491)

Total properties for sale	1,405,577	1,522,512	1,715,699	2,630,617

Current portion	870,201	1,135,137	1,122,724	1,880,377
Non-current portion	535,376	387,375	592,975	750,240

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.    Properties for sale--Continued

In the years ended  December 31, 2016 and 2015, the change in the provision for loss on realization is summarized as follows:

	Company	Consolidated
Balance at December 31,2014	(7,760)	(12,309)
Additions	-	(1,236)
Write-offs / Reversals	2,323	5,054
Balance at December 31,2015	(5,437)	(8,491)
Reclassification to discontinued operations	-	3,054
Additions:
Land (Note 23)	(43,505)	(43,505)
Property under construction and completed units (Note 23)	(54,226)	(54,226)
Inventory surplus (Notes 9 and 23)	-	(62,343)

Balance at December 31,2016	(103,168)	(165,511)

As disclosed in Note 12, the balance of capitalized financial charges as of December 31, 2016 amounts to R$329,651 (R$287,806 in 2015) in the Company’s statements and R$343,231 (R$299,649 in 2015) in the consolidated statements.

7.    Other accounts receivable and others

	Company		Consolidated
	2016	2015	2016	2015

Advances to suppliers	1,758	1,582	2,567	7,102
Recoverable taxes (IRRF, PIS, COFINS, among other)	15,708	20,712	25,901	66,289
Judicial deposit (Note 16)	78,172	105,275	79,785	125,358
Repayment of Tenda’s capital (Notes 8.2 and 31(ii))	100,000	-	-	-
Other	-	-	-	4,788

Total other accounts receivable and others	195,638	127,569	108,253	203,537

Current portion	39,280	46,621	49,336	120,657
Non-current portion	156,358	80,948	58,917	82,880

8.    Assets held for sale

8.1 Land available for sale

       The Company, in line with its strategic direction, opted to sell land not included in the Business Plan approved for 2017. Likewise, it devised a specific plan for the sale of such land. The carrying value of such land, adjusted to market value when applicable, after the test for impairment, is as follows:

	Company				Consolidated
	Cost	Provision for impairment	Net balance	Cost	Provision for impairment	Net balance

Balance at December 31, 2014	19,457	(13,385)	6,072	161,737	(51,174)	110,563
Additions	-	-	-	9,735	(19,152)	(9,417)
Transfer from (to) properties for sale, net	-	-	-	(617)	-	(617)
Reversal/Write-offs	-	(1,705)	(1,705)	(23,182)	28,510	5,328
Balance at December 31, 2015	19,457	(15,090)	4,367	147,673	(41,816)	105,857
Reclassification to discontinued operations	-	-	-	(128,216)	26,726	(101,490)
Additions	2,269	(142)	2,127	2,269	(142)	2,127
Reversal/Write-offs	(9,490)	6,302	(3,188)	(9,490)	6,302	(3,188)
Balance at December 31, 2016	12,236	(8,930)	3,306	12,236	(8,930)	3,306

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.    Assets held for sale--Continued

8.2 Assets held for sale and profit or loss of discontinued operations

	Company		Consolidated
	2016	2015	2016	2015

Investment portion	1,049,125	-	-	-
Impairment loss (i)	(610,105)		(610,105)
Assets of discontinued operations (ii)	-	-	1,799,116	-
Total assets of discontinued operations	439,020		1,189,011
Repayment of capital receivable (Note 7)	100,000	-	-	-
Total (Nota 9 (h))	539,020		1,189,011

Liabilities related to the assets of discontinued operations(ii)	-	-	651,812	-

Impairment loss (i)	(610,105)	-	(610,105)	-
Tenda’s profit or loss (ii)	56,650	30,320	50,401	36,218
Profit or loss of discontinued operations	(553,455)	30,320	(559,704)	36,218

(i) The measurement of non-current asset held for sale at the lower of its carrying value and the fair value less cost to sell, considering the price of R$8.13 per share, according to the contract.

(ii) The amounts of the assets of discontinued operations, liabilities related to discontinued operations, and profit or loss of discontinued operations, net of the eliminations related to intercompany transactions.

According to Note 1, on December 14, 2016, the Company disclosed a material fact informing about the contract for purchase and sale of shares with Jaguar Real Estate Partners LP, aimed at the disposal of up to 30% of the shares issued by Tenda, with the latter being estimated at R$539,020, at the price of R$8.13 per share.

The completion of the transaction is subject to the fulfillment of certain conditions precedent, among which the following is worth noting: (i) decrease in Tenda’s capital, with no cancellation of shares, and repayment to the Company, its only shareholder, of R$ 100,000, indexed to the country’s base rate (Selic), of which (a) R$ 50,000 shall be paid until December 31, 2018, and (b) the remaining balance shall be paid until December 31, 2019, with possibility of paying it in advance due to the fulfillment of certain targets set in the contract (Note 31(ii)); (ii) decrease in Company’s capital, with the effect of the distribution to its shareholders of the shares corresponding to 50% of Tenda’s capital (Note 31(i)(c)); and (iii) the completion of the procedure related to the exercise, by Gafisa’s shareholders, of the preemptive right to share acquisition, for the price per share set for the transaction, having observed that in this context the Company will offer to its shareholders 50% of the shares representing Tenda’s capital that it holds, and not only the 30% which had been the subject of Jaguar’s offer, given its decision to make the disposal of such shares, even in multiple transactions.

For purposes of compliance with paragraph 38 of CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, the Company shows below the main classes of assets and liabilities classified as held for sale of the subsidiary Tenda as of December 31, 2016, after eliminations of consolidation items, demonstrated as follows:

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.    Assets held for sale--Continued

8.2 Assets held for sale and profit or loss of discontinued operations--Continued

Assets	2016	Liabilities	2016
Current assets		Current liabilities
Cash and cash equivalents	28,414	Loans and financing	41,333
Short-term investments	195,073	Payables for purchase of properties and advance from customers	131,280
Trade accounts receivable	250,474
Properties for sale	563,576	Other payables	150,663
Land for sale	75,227
Other current assets	104,606
Total current assets	1,217,370	Total current liabilities	323,276
Non-current		Non-current liabilities
Trade accounts receivable	176,673	Loans and financing	93,661
Properties for sale	211,711	Payables for purchase of properties and advance from customers	104,343
Other non-current assets	60,556
Investments	84,798	Provisions for legal claims	44,951
Property and equity and intangible assets	48,008	Other payables	85,581
Total non-current assets	581,746	Total non-current liabilities	328,536

Total assets	1,799,116	Total liabilities	651,812

The main lines of the statement of profit or loss and cash flow of the subsidiary Tenda are as follows:

Statement of profit or loss	2016	2015	Cash flow	2016	2015

Net operating revenue	1,052,710	850,962	Operating activities	137,055	(85,495)
Operating costs	(729,705)	(605,584)	Investing activities	4,997	222,288
Operating expenses, net	(216,973)	(201,849)	Financing activities	(135,291)	(176,755)
Depreciation and amortization	(12,298)	(14,835)
Income from equity method investments	(5,456)	1,751
Financial income (expenses)	(20,043)	5,774
Income tax and social contribution	(20,966)	(6,522)
	47,269	29,697
Non-controlling interests	(9,381)	(623)
Net income for the year	56,650	30,320

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees

(i)      Ownership interests

(a)     Information on subsidiaries and jointly-controlled investees

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		2016	2015	2016	2016	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Construtora Tenda S/A	-	100%	100%	1,862,148	813,023	1,049,125	1,090,935	56,650	30,320	-	1,090,935	-	-	-	-	-	-
Alphaville Urbanismo S.A (AUSA)	-	30%	30%	2,607,994	2,011,373	596,620	728,519	(108,298)	148,144	178,986	218,556	(32,490)	50,478	178,986	218,556	(32,490)	50,478
Gafisa SPE 26 Ltda.	-	100%	100%	176,469	9,982	166,487	167,361	(873)	(585)	166,487	167,361	(873)	(585)	-	-	-	-
Gafisa SPE- 130 Emp. Imob. Ltda.	-	100%	100%	167,238	84,666	82,572	53,323	5,481	6,236	82,572	53,323	5,481	6,236	-	-	-	-
Gafisa SPE-116 Emp. Imob. Ltda.	(a)	50%	50%	193,080	72,286	120,794	103,372	17,421	22,864	60,397	51,686	8,711	11,432	60,397	51,686	8,711	11,432
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	121,352	58,841	62,511	79,764	(17,253)	13,127	62,511	79,764	(17,253)	13,127	-	-	-	-
Maraville Gafsa SPE Emp. Imob. Ltda.	-	100%	100%	119,892	62,513	57,379	48,883	8,495	1,442	57,379	48,883	8,495	1,442	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	81,230	28,517	52,713	60,362	(2,949)	2,361	52,713	60,362	(2,949)	2,361	-	-	-	-
Gafisa SPE - 122 Emp. Imob. Ltda.	-	100%	100%	150,335	100,703	49,632	31,624	15,052	20,420	49,632	31,624	15,052	20,420	-	-	-	-
Gafisa SPE - 127 Emp. Imob. Ltda.	-	100%	100%	98,945	52,532	46,413	35,718	296	8,386	46,413	35,718	296	8,386	-	-	-	-
Gafisa SPE-51 Emp. Imob. Ltda.	-	100%	100%	54,269	8,420	45,849	46,825	(976)	581	45,849	46,825	(976)	581	-	-	-	-
Gafisa SPE - 121 Emp. Imob. Ltda.	-	100%	100%	91,660	46,692	44,968	46,897	(1,929)	20,150	44,968	46,897	(1,929)	20,150	-	-	-	-
Gafisa SPE 72 Emp. Imob. Ltda.	-	100%	100%	55,398	11,566	43,832	44,275	(443)	172	43,832	44,275	(443)	172	-	-	-	-
Gafisa SPE-110 Emp. Imob. Ltda.	-	100%	100%	44,916	4,738	40,178	40,879	(701)	(1,223)	40,178	40,879	(701)	(1,223)	-	-	-	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	42,185	4,665	37,520	36,621	899	6,384	37,520	36,621	899	6,384	-	-	-	-
Manhattan Square Res. 02 SPE Ltda	-	100%	100%	36,165	216	35,949	35,424	-	(1)	35,949	35,424	-	(1)	-	-	-	-
SPE Parque Ecoville Emp. Imob. Ltda	-	100%	100%	90,170	55,424	34,746	34,984	(238)	(1,689)	34,746	34,984	(238)	(1,689)	-	-	-	-
Gafisa SPE-104 Emp. Imob. Ltda.	-	100%	100%	106,122	75,177	30,945	3,428	116	(898)	30,945	3,428	116	(898)	-	-	-	-
Gafisa SPE- 129 Emp. Imob. Ltda.	-	100%	100%	52,774	23,235	29,539	24,012	5,526	6,260	29,539	24,012	5,526	6,260	-	-	-	-
Gafisa SPE-107 Emp. Imob. Ltda.	-	100%	100%	32,563	3,034	29,529	29,442	87	248	29,529	29,442	87	248	-	-	-	-
Gafisa SPE-41 Emp. Imob. Ltda.	-	100%	100%	28,203	1,635	26,568	26,469	98	83	26,568	26,469	98	83	-	-	-	-
Verdes Pracas Inco. Imob. SPE Ltda.	-	100%	100%	26,024	95	25,929	26,225	(296)	(5)	25,929	26,225	(296)	(5)	-	-	-	-
Gafisa e Ivo Rizzo SPE-47 Em. Im. Ltda.	(a)	80%	80%	32,657	506	32,151	31,749	6	(26)	25,721	25,399	5	(21)	25,721	25,399	5	(21)
Varandas Grand Park Em. Im. SPE Ltda	(a)(c)	50%	50%	88,517	62,692	25,826	43,588	(20,707)	(2,197)	12,913	21,794	(9,877)	(1,704)	12,913	21,794	(9,877)	(1,704)
Gafisa SPE-112 Emp. Imob. Ltda.	-	100%	100%	29,643	7,809	21,834	21,736	97	(6)	21,834	21,736	97	(6)	-	-	-	-
Gafisa SPE-134 Emp. Imob. Ltda.	-	100%	100%	49,193	28,484	20,709	2,083	1,284	2,082	20,709	2,083	1,284	2,111	-	-	-	-
Gafisa SPE - 126 Emp. Imob. Ltda.	-	100%	100%	71,372	50,999	20,373	22,834	(2,461)	8,904	20,373	22,834	(2,461)	8,904	-	-	-	-
Sitio Jatiuca Emp. Imob. SPE Ltda	(a)	50%	50%	42,000	3,816	38,184	41,470	3,116	3,680	19,092	20,735	1,558	1,840	19,092	20,735	1,558	1,840
Manhattan Square Com. 02 SPE Ltda	-	100%	100%	17,958	-	17,958	17,955	-	(1)	17,958	17,955	-	(1)	-	-	-	-
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	100%	30,852	12,940	17,912	17,740	173	274	17,912	17,740	173	274	-	-	-	-
Parque Arvores Empr. Imob. Ltda.	(a)(c)	50%	50%	32,038	5,423	26,615	33,378	(6,774)	1,684	13,308	16,689	(3,381)	1,724	13,308	16,689	(3,381)	1,724
Gafisa SPE 30 Emp. Imob. Ltda.	-	100%	100%	63,834	47,476	16,358	16,196	162	56	16,358	16,196	162	56	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	30,884	14,816	16,068	17,454	(1,386)	(1,292)	16,068	17,454	(1,386)	(1,292)	-	-	-	-
Gafisa SPE-92 Emp. Imob. Ltda.	-	100%	100%	16,766	1,121	15,645	15,474	171	(73)	15,645	15,474	171	(73)	-	-	-	-
Gafisa SPE-106 Emp. Imob. Ltda.	-	100%	100%	16,662	1,056	15,606	15,623	(18)	(19)	15,606	15,623	(18)	(19)	-	-	-	-
Diodon Participações Ltda	-	100%	100%	17,862	2,948	14,914	14,962	(49)	(118)	14,914	14,962	(49)	(118)	-	-	-	-
Gafisa SPE 71 Emp. Imob. Ltda.	-	100%	100%	16,529	2,766	13,763	14,060	(297)	(183)	13,763	14,060	(297)	(183)	-	-	-	-
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	15,170	1,611	13,559	13,385	175	(883)	13,559	13,385	175	(883)	-	-	-	-
Gafisa SPE - 123 Emp. Imob. Ltda.	-	100%	100%	94,132	82,163	11,969	15,683	(3,713)	(7,918)	11,969	15,683	(3,713)	(7,918)	-	-	-	-
Gafisa SPE 65 Emp. Imob. Ltda.	-	100%	100%	20,061	8,345	11,716	11,602	115	112	11,716	11,602	115	112	-	-	-	-
Blue I SPE - Plan., Pr.,Inc.Venda Ltda.	-	100%	100%	11,568	599	10,969	11,051	(82)	189	10,969	11,051	(82)	189	-	-	-	-
Gafisa SPE- 132 Emp. Imob. Ltda.	-	100%	100%	55,415	44,559	10,856	-	(3,253)	-	10,856	-	(3,253)	(27)	-	-	-	-
Fit 13 Spe Empr. Imob. Ltda.	(b)	50%	50%	21,544	653	20,892	34,487	(13,596)	3,010	10,446	17,244	(6,798)	1,505	10,446	17,840	-	-
Atins Emp. Imob.s Ltda.	(a)	50%	50%	25,316	7,114	18,202	15,777	58	(183)	9,101	7,888	29	(92)	9,101	7,888	29	(92)
Gafisa SPE 36 Emp. Imob. Ltda.	-	100%	100%	26,039	17,109	8,930	8,857	73	851	8,930	8,857	73	851	-	-	-	-

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees--Continued

(i)      Ownership interest--Continued

(a)     Information on subsidiaries and jointly-controlled investees--Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		2016	2015	2016	2016	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	85,777	77,059	8,718	8,978	(260)	2,946	8,718	8,978	(260)	2,946	-	-	-	-
Parque Aguas Empr. Imob. Ltda.	(a)(c)	50%	50%	14,685	3,368	11,317	15,263	(3,558)	805	5,658	7,632	(1,973)	388	5,658	7,632	(1,973)	388
Città Ville SPE Emp. Imob. Ltda.	(b)	50%	50%	18,363	2,031	16,332	22,195	(5,864)	1,071	8,166	11,098	(2,932)	536	8,166	-	-	-
Gafisa SPE-38 Emp. Imob. Ltda.	-	100%	100%	8,014	60	7,954	7,967	(13)	(4)	7,954	7,967	(13)	(4)	-	-	-	-
Gafisa SPE-77 Emp. Imob. Ltda.	-	65%	65%	21,056	9,773	11,283	9,552	5,981	1,401	7,334	6,209	3,979	2,283	-	-	-	-
Gafisa SPE-109 Emp. Imob. Ltda.	-	100%	100%	8,993	1,838	7,155	7,189	(34)	(103)	7,155	7,189	(34)	(103)	-	-	-	-
Gafisa SPE-37 Emp. Imob. Ltda.	-	100%	100%	7,846	1,094	6,752	6,727	25	34	6,752	6,727	25	34	-	-	-	-
Gafisa SPE-90 Emp. Imob. Ltda.	-	100%	100%	11,375	4,903	6,472	6,477	(4)	(60)	6,472	6,477	(4)	(60)	-	-	-	-
Gafisa Vendas Interm. Imobiliaria Ltda	-	100%	100%	41,685	35,890	5,795	-	(10,505)	-	5,795	-	(10,505)	-	-	-	-	-
Gafisa SPE-113 Emp. Imob. Ltda.	(a)	60%	60%	59,616	50,178	9,438	7,521	(11,679)	(9,600)	5,663	4,513	(7,007)	(5,760)	5,663	4,513	(7,007)	(5,760)
Performance Gafisa General Severiano Ltda	(a)	50%	0%	27,074	16,272	10,802	-	(172)	-	5,401	-	(86)	-	5,401	-	(86)	-
Gafisa SPE-87 Emp. Imob. Ltda.	-	100%	100%	23,605	18,351	5,254	5,393	(139)	2,278	5,254	5,393	(139)	2,278	-	-	-	-
OCPC01 adjustment – capitalized interest	(d)			-	-	-	-	-	-	34,111	31,675	2,436	4,438	-	-	-	-
Other (*)	-			329,218	219,142	110,076	133,964	(17,226)	(4,874)	67,923	95,098	(6,451)	(7,037)	27,615	33,514	(4,991)	(4,255)

Saí Amarela S.A.	(a)	50%	50%	2,061	119	1,942	2,314	(310)	(102)	-	-	-	-	971	1,126	(155)	(51)
Gafisa SPE-51 Emp. Imob. Ltda.	(a)	60%	60%	1,413	118	1,295	1,662	330	869	-	-	-	-	777	997	198	521
Other (*)				248	78	170	466	358	(704)	-	-	-	-	14,367	73	175	(270)
Indirect jointly-controlled investees - Gafisa				3,722	315	3,407	4,442	378	63	-	-	-	-	16,115	2,196	218	200

Acedio SPE Emp. Imob. Ltda.	-	55%	55%	5,393	4,030	1,363	676	687	(1,973)	-	-	-	-	-	372	-	-
Maria Inês SPE Emp. Imob. Ltda.	-	60%	60%	21,058	42	21,016	21,050	(10)	137	-	-	-	-	-	12,630	-	-
Fit 02 SPE Emp. Imob. Ltda.	-	60%	60%	12,301	1	12,300	9,882	2,715	(2,060)	-	-	-	-	-	5,929	-	-
Fit Jardim Botânico SPE Emp. Imob. Ltda.	-	55%	55%	8,812	233	8,579	9,999	(1,521)	(5,639)	-	-	-	-	-	5,554	-	-
Fit 11 SPE Emp. Imob. Ltda.	-	70%	70%	33,339	4,384	28,955	32,062	(526)	253	-	-	-	-	-	22,443	-	-
Fit 31 SPE Emp. Imob. Ltda.	-	70%	70%	15,074	654	14,420	16,455	(1,869)	(2,529)	-	-	-	-	-	11,518	-	-
Fit 34 SPE Emp. Imob. Ltda.	-	70%	70%	35,719	1,332	34,387	33,634	768	2,131	-	-	-	-	-	23,544	-	-
Fit 03 SPE Emp. Imob. Ltda.	-	80%	80%	11,691	310	11,381	11,404	(23)	597	-	-	-	-	-	9,123	-	-
Imbuí I SPE Emp. Imob. Ltda.	-	50%	50%	9,263	294	8,968	8,723	246	(90)	-	-	-	-	-	4,362	-	-
Città Ipitanga SPE Emp. Imob. Ltda.	-	50%	50%	12,705	876	11,828	11,761	69	(2)	-	-	-	-	-	5,880	-	-
Grand Park - Pq. dos Pássaros SPE Emp. Imob. Ltda.	-	50%	50%	39,608	2,219	37,389	22,466	2,146	(3,997)	-	-	-	-	-	11,233	-	-
Citta Itapua Emp. Imob. SPE Ltda.	-	50%	50%	18,639	1,588	17,052	18,015	(964)	8,463	-	-	-	-	-	9,007	-	-
SPE Franere Gafisa 08 Emp. Imob. LTDA.	-	50%	50%	54,920	6,089	48,832	47,831	527	18,180	-	-	-	-	-	23,916	-	-
Fit 13 SPE Emp. Imob. Ltda.	(b)	50%	50%	21,544	653	20,892	34,487	(13,596)	3,010	-	-	-	-	-	17,840	-	-
Other (*)	-			97,349	2,409	94,940	69,986	(3)	41,128	-	-	-	-	-	-	-	-
Indirect jointly-controlled investees - Tenda	-			397,415	25,114	372,302	348,431	(11,354)	57,609	-	-	-	-	-	163,351	-	-

Subtotal				8,123,588	4,399,726	3,723,864	3,816,584	(125,165)	342,286	1,714,718	2,779,093	(63,824)	148,527	398,582	591,793	(49,284)	54,230

Goodwill on acquisition of subsidiaries										25,476	25,476	-	-	25,476	25,476	-	-
Goodwill based on inventory surplus	(e)									462	62,343	-	-	-	-	-	-
Goodwill on remeasurement of investment in associate	(f)									375,853	375,853	-	-	375,853	375,853	-	-
Total investments										2,116,509	3,242,765	(63,824)	148,527	799,911	993,122	(49,284)	54,230

(*)Includes companies with investment balances below R$ 5,000.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees--Continued

(i)      Ownership interest--Continued

(a)     Information on subsidiaries and jointly-controlled investees--Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		2016	2015	2016	2016	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Provision for net capital deficiency (g):
Gafisa SPE 69 Emp. Imob. Ltda.		100%	100%	819	1,089	(270)	(1,526)	(349)	(1,355)	(270)	(1,526)	(349)	(1,355)	-	-	-	-
Manhattan Comercial 01 SPE Ltda.	(h)	50%	50%	-	-	-	(7,887)	-	(9,408)	-	(4,350)	-	(4,704)	-	(4,350)	-	(4,704)
Manhattan Residencial 01 SPE Ltda.	(h)	50%	50%	-	-	-	(89,319)	-	(21,261)	-	(44,627)	-	(10,631)	-	(44,627)	-	(10,631)
Other (*)				7,546	7,618	(73)	(9,270)	(94)	(7,236)	(73)	(9,224)	272	(6,814)	-	(5,424)	952	1,120
Total provision for net capital deficiency				8,365	8,707	(343)	(108,002)	(443)	(39,260)	(343)	(59,727)	(77)	(23,504)	-	(54,401)	952	(14,215)

Total Income from equity method investments												(63,901)	125,023			(48,332)	40,015

(a)    Jointly-controlled entities.

(b)    Entity jointly controlled with Tenda associates.

(c)    The Company recorded expense of R$354 in Income from equity method investments for 2016 related to the recognition, by jointly-controlled entities, of adjustments in prior years, in accordance with the ICPC09 (R2) – Individual, Separate, and Consolidated Financial Statements and the Equity Method of Accounting.

(d)    Charges of the Company not appropriated to the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(e)    The test of recovery of goodwill based on the inventory surplus of the Company resulted in requirement for impairment at R$ 62,343 in the year ended December 31, 2016 (Note 6). The main adopted assumptions are detailed below.

(f)     Amount related to the goodwill resulting of the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$375,853, arising from the sale of control over the entity. At December 31, 2016 and 2015, the impairment test, which is performed annually based on the estimate of future profitability, or when circumstances indicate impairment of carrying value, did not identify the need for recognizing an impairment provision for loss on realization. The main assumptions adopted for determining the recoverable amount of the remaining investment of AUSA are detailed below.

(g)    The provision for net capital deficiency is recorded in “Other payables” (Note 15).

(h)    In the year ended December 31, 2016, there was increase in capital, paid-in with the balance of loan amounting to R$50,500 (Note 21 (a)).

(b)    Change in investments

	Company	Consolidated

Balance at December 31, 2015	3,242,765	993,122
Income from equity method investment	(63,824)	(49,284)
income from equity method investment of discontinued operations	56,651	-
Payment of (decrease in) capital	129,065	5,445
Payment of Loan receivable (h)	50,500	50,500
Transfer from provision for net capital deficiency to Investment (h)	(50,342)	(45,726)
Acquisition/Sale of Interest	(9,980)	(10,442)
Dividends receivable	(21,483)	(16,009)
Usufruct of shares (Note 15)	(4,700)	-
Write-off of goodwill based on inventory surplus	(62,343)	-
Asset of discontinued operations (Note 8.2)	(539,020)	(120,527)
Impairment of asset of discontinued operations (Note 8.2)	(610,105)	-
Other investments	(675)	(7,168)
Balance at December 31, 2016	2,116,509	799,911

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in ownership interests--Continued

The presented goodwill arises from the difference between the consideration and the equity of acquirees, calculated on acquisition date, and is based on the expectation of future economic benefits.

The Company evaluated the recovery of the carrying value of goodwill using the “value in use” concept, applying discounted cash flow models of the cash-generating units. The process for determining the value in use involves the use of assumptions, judgments and estimates relating to cash flows, such as growth rate of revenues, costs and expenses, estimates of investment and future working capital, and discount rates. The assumptions relating to projections of growth, cash flow and future cash flows are based on the Company’s business plan, approved by the Management, as well as on comparable market data, and represent the Management’s best estimate of the economic conditions that will prevail during the economic life of the different cash-generating units, group of assets that provides the generation of cash flows. The future cash flows were discounted based on the rate representative of the cost of capital. Consistent with the economic valuation techniques, the evaluation of the value in use is made for a five-year period, and after such period, considering the perpetuity of assumptions in view of the capacity for indefinite business continuity. The main assumptions used in the estimate of value in use are the following: (a) revenue – revenues were projected between 2017 and 2021 considering the growth in sales and client base of the different cash-generating units; (b) Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. The key assumptions were based on the Company’s historical performance over the past five years, and on reasonable macroeconomic assumptions, and supported by the financial market projections.

10.  Property and equipment

		Company				Consolidated
Type	2015	Addition	Write-off	100% depreciated items	2016	2015	Addition	Write-off	100% depreciated items	Reclassification discontinued operations	2016
Cost
Hardware	14,018	3,409	(4,311)	(5)	13,111	28,143	3,408	(4,311)	(518)	(13,582)	13,140
Leasehold improvements and installations	9,367	451	-	(3,557)	6,261	17,449	686	-	(3,557)	(8,020)	6,558
Furniture and fixtures	675	-	-	-	675	5,503	-	-	(210)	(4,315)	978
Machinery and equipment	2,640	-	-	-	2,640	4,039	-	-	-	(1,400)	2,639
Molds	-	-	-	-	-	13,067	-	-	-	(13,067)	-
Sales stands	12,041	8,585	(1,510)	(6,589)	12,527	15,724	10,799	(2,730)	(6,220)	(1,599)	15,974
	38,741	12,445	(5,821)	(10,151)	35,214	83,925	14,893	(7,041)	(10,505)	(41,983)	39,289

Accumulated depreciation
Hardware	(7,191)	(2,641)	4,311	5	(5,516)	(13,474)	(2,722)	4,311	518	5,886	(5,481)
Leasehold improvements and installations	(4,838)	(1,622)	-	3,557	(2,903)	(7,918)	(1,836)	-	3,557	3,069	(3,128)
Furniture and fixtures	(282)	(68)	-	-	(350)	(3,664)	(110)	-	210	2,952	(612)
Machinery and equipment	(1,344)	(264)	-	-	(1,608)	(1,898)	(264)	-	-	554	(1,608)
Molds	-	-	-	-	-	(3,379)	-	-	-	3,379	-
Sales stands	(2,267)	(8,955)	1,516	6,589	(3,117)	(4,416)	(10,103)	2,302	6,220	1,514	(4,483)
	(15,922)	(13,550)	5,827	10,151	(13,494)	(34,749)	(15,035)	6,613	10,505	17,354	(15,312)

Total property and equipment	22,819	(1,105)	6	-	21,720	49,176	(142)	(428)	-	(24,629)	23,977

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.  Property and equipment--Continued

The following useful lives and rates are used for calculating depreciation:

	Useful life	Annual depreciation rate - %
Leasehold improvements and installations	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Molds	5 years	20
Sales stands	1 year	100

The residual value, useful life, and depreciation methods are reviewed at the end of each year; no change having been made in relation to the information for the prior year.

Property and equipment are subject to periodic analysis of impairment. At December 31, 2016 and 2015 there was no indication of impairment of property and equipment.

11.  Intangible assets

		Company
	2015				2016
	Balance	Addition	Write-down / amortization	100% amortized items	Balance

Software – Cost	75,409	7,820	(614)	(17,325)	65,290
Software – Depreciation	(47,187)	-	(12,958)	17,325	(42,820)
Other	5,089	6,070	(5,851)	-	5,308
Total intangible assets	33,311	13,890	(19,423)	-	27,778

	Consolidated
	2015					2016
	Balance	Addition	Write-down / amortization	100% amortized items	Reclassification discontinued operations	Balance

Software – Cost	110,559	8,261	(625)	(17,408)	(34,774)	66,023
Software – Depreciation	(65,408)	-	(13,012)	17,408	17,915	(43,102)
Other	6,715	6,070	(5,845)	-	(1,628)	5,307
Total intangible assets	51,866	14,331	(19,482)	-	(18,487)	28,228

Other intangible assets comprise expenditures on the acquisition and implementation of information systems and software licenses, amortized over the average term of five years (20% per year).

The test of recovery of the intangible assets of the Company resulted in the need for recognizing a provision for impairment for the year ended December 31, 2016 in the amount of R$614 (zero in 2015), related to the Company’s software.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.  Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	2016	2015	2016	2015

National Housing System - SFH /SFI (i)	February 2017 to April 2021	8.30% to 14.00% + TR 129% of CDI	842,678	1,014,092	1,022,038	1,161,707
Certificate of Bank Credit - CCB (ii)	June 2017 to September 2019	125% of CDI 0.59%/ 3%/ 3.95/ 4.25%+CDI INCC	164,252	124,568	164,262	131,128

Total loans and financing (Note 20.i.d, 20.ii.a and 20.iii)			1,006,930	1,138,660	1,186,300	1,292,835

Current			574,733	595,817	604,795	672,365
Current – reclassification for non-fulfillment of covenant			65,000	-	65,000	-
Current portion			639,733	595,817	669,795	672,365
Non-current portion			367,197	542,843	516,505	620,470

(i)   The SFH financing is used for covering costs related to the development of real estate ventures of the Company and its subsidiaries, and backed by secured guarantee by the first-grade mortgage of real estate ventures and the fiduciary assignment or pledge of receivables.

(ii)  In the year ended December 31, 2016, the Company made payments in the total amount of R$48,827, of which R$15,122 related to principal and R$33,705 related to the interest payable. Additionally, on September 28, 2016, the Company entered into a CCB transaction in the amount of R$65,000, with final maturity on September 27, 2019, amortization of principal in five equal quarterly installments as from the 24th month (including), or observed the possibility of extraordinary amortization, payment of quarterly interests from the issue date, with secured guarantee of the mortgage of the real estate pledged.

Rates

•   CDI - Interbank Deposit Certificate;

•   TR - Referential Rate.

The current and non-current installments fall due as follows:

	Company		Consolidated
Maturity	2016	2015	2016	2015

2016	-	595,817	-	672,365
2017	639,733	385,555	669,795	440,418
2018	354,770	153,288	422,523	166,996
2019	10,937	4,000	59,763	12,049
2020	1,490	-	27,126	1,007
2021 onwards	-	-	7,093	-

	1,006,930	1,138,660	1,186,300	1,292,835

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early maturity or refinancing of loans if the Company does not fulfill such restrictive covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of  December 31, 2016 and 2015 are disclosed in Note 13. In view of the restrictive covenants and the non-fulfillment of the covenants of a CCB transaction, the non-current portions of this transaction were reclassified into short term in the amount of R$65,000. The Company obtained, on March 22, 2017, a waiver from the bank, agreeing with the non-fulfillment of the limit of net debt in relation to the financial statements as of December 31, 2016 and March 31, 2017, thus not requiring mandatory early payment and/or declaration of early maturity (Note 31 (iii)).

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.  Loans and financing--Continued

Financial expenses of loans, financing and debentures (Note 13) are capitalized at the cost of each venture and land, according to the use of funds, and recognized in profit or loss for the year, according to the criteria for revenue recognition. The capitalization rate used in the determination of costs of loans eligible to capitalization ranges from 13.59% to 15.48% as of December 31, 2016 (10.54% to 14.42% in 2015).

The following table shows the summary of financial expenses and charges and the capitalized rate in the account properties for sale.

	Company		Consolidated
	2016	2015	2016	2015

Total financial charges for the year	209,875	256,413	235,153	279,632
Capitalized financial charges	(166,111)	(191,568)	(200,394)	(223,396)

Financial expenses (Note 24)	43,764	64,845	34,759	56,236

Financial charges included in “Properties for sale”:

Opening balance	287,806	220,959	299,649	227,438
Capitalized financial charges	166,111	191,568	200,394	223,396
Charges recognized in profit or loss (Note 23)	(124,266)	(124,721)	(156,812)	(151,185)

Closing balance (Note 6)	329,651	287,806	343,231	299,649

13.  Debentures

				Company		Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	2016	2015	2016	2015

Seventh placement (i)	300,000	TR + 10.38%	December 2017	302,363	452,568	302,363	452,568
Eighth placement / second series (ii)	-	-	-	-	8,395	-	8,395
Ninth placement (iii)	80,393	CDI + 1.90%	July 2018	79,693	130,394	79,693	130,394
Tenth placement (iv)	55,000	IPCA + 8.22	January 2020	69,212	64,724	69,212	64,724
First placement (Tenda) (v)	-	-	-	-	-	-	201,877

Total debentures (Note 20.i.d, 20.ii.a and 20.iii)				451,268	656,081	451,268	857,958

Current portion				314,139	187,744	314,139	389,621
Non-current portion				137,129	468,337	137,129	468,337

In the year ended December 31, 2016, the Company made the following payments:

	Principal	Interest payable	Total amortization
(i)	150,000	49,658	199,658
(ii)	5,787	3,686	9,473
(iii)	51,634	15,743	67,377
(iv)	-	4,775	4,775
(v)	200,000	15,335	215,335
	407,421	89,197	496,618

The maturities of current and non-current portions are as follows:

	Company		Consolidated
Maturity	2016	2015	2016	2015

2016	-	187,744	-	389,621
2017	314,139	344,690	314,139	344,690
2018	94,316	83,485	94,316	83,485
2019	21,404	20,078	21,404	20,078
2020	21,409	20,084	21,409	20,084
	451,268	656,081	451,268	857,958

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures--Continued

As mentioned in Note 4.2, as of December 31, 2016, the balance of restricted cash in guarantee to loans in investment funds in the amount of R$10,669 (R$20,515 in 2015) in the Company statements, and R$10,702 (R$31,633 in 2015) in the consolidated statements, is pledged as part of the calculation of the guarantee of the 7th debenture placement of the Company.

As of December 31, 2016, the Company exceeded the amount established in the restrictive covenant, as shown below. The Company analyzed the other debt contracts and did not identify any impact on the cross restrictive covenants in relation to the aforementioned non-fulfillment. The ratio and minimum and maximum amounts required by the restrictive covenants as of December 31, 2016 and 2015 are as follows:

	2016	2015
Seventh placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	53.98 times	-14.12 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	3.11%	-12.19%
Total receivables plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus properties payable plus unappropriated cost	2.15 times	2.25 times

Eighth placement - Second series
Total account receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	Debt settled	-7.73 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	Debt settled	-12.19%

Ninth placement
Total account receivable plus total inventory required to be below zero or 2.0 times over net debt	2.34 times	3.71 times
Net debt cannot exceed 100% of equity plus noncontrolling interests	71.71%	46.44%

Tenth placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	53.98 times	-14.12 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	3.11%	-12.19%

Loans and financing
Net debt required to be not in excess of 70% of equity plus non-controlling interests	71.71%	n/a
Total accounts receivable plus inventory required to be below zero or 2.0 times over venture debt (3)	2.44 times	2.91 times
Total accounts receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	33.62 times	-7.73 times
Total debt, less venture debt, less cash and cash equivalents and short-term investments (1), required to be not in excess of 75% of equity plus non-controlling interests	3.11%	-12.19%

First placement – Tenda
Total account receivable plus inventory required to be 2.0 times or more of net debt less debt with secured guarantee (3) or below zero, considering that TR(2) plus TE(4) always above zero.	Debt settled	-6.79 times
Net debt less debt with secured guarantee(3) required to not be in excess of 50% of equity.	Debt settled	-21.47%
Total receivables plus unappropriated income plus total inventory of finished units required to be more than 1.5 times the net debt plus property payable plus unappropriated cost, or below zero	Debt settled	2.47 times

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)   Total receivables, whenever mentioned, refers to the amount reflected in the Statement of financial position plus the amount not shown in the Statement of financial position

(3)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

 (4)  Total inventory.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14.  Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio are as follows:

	Company		Consolidated
	2016	2015	2016	2015

Assignment of receivables:
Obligation CCI Jun/11 - Note 5(i)	1,208	3,164	2,148	4,775
Obligation CCI Dec/11 - Note 5(ii)	1,405	2,071	1,471	2,236
Obligation CCI Jul/12 - Note 5(iii)	68	368	68	368
Obligation CCI Nov/12 - Note 5(iv)	-	-	4,651	4,351
Obligation CCI Dec/12 - Note 5(v)	5,402	7,541	5,402	7,541
Obligation CCI Nov/13 - Note 5(vi)	1,666	2,858	4,307	6,362
Obligation CCI Nov/14 - Note 5(vii)	2,530	4,646	4,344	6,696
Obligation CCI Dec/15 - Note 5(viii)	8,005	13,053	15,988	24,558
Obligation CCI Mar/16 - Note 5(ix)	16,091	-	17,178	-
Obligation CCI May/16 - Note 5(x)	11,481	-	14,407	-
Obligation CCI Aug/16 - Note 5(xi)	9,164	-	9,164	-
Obligation CCI Dec/16 - Note 5(xii)	18,343	-	18,948	-
Obligation FIDC	450	1,146	954	2,406
Total obligations assumed on assignment of receivables (Note 20.iii)	75,813	34,847	99,030	59,293

Current portion	24,907	12,631	34,698	23,482
Non-current portion	50,906	22,216	64,332	35,811

Regarding the above transactions, the assignor is required to fully formalize the guarantee instruments of receivables in favor of the assignee. Until it is fully fulfilled, these amounts will be classified into a separate account in current and non-current liabilities.

15.  Other payables

		Company		Consolidated
	2012	2016	2015	2016	2015

Provision for penalties for delay in construction works	8.883	-	1,404	-	3,213
Cancelled contract payable	2.363	13,347	11,014	26,255	24,053
Warranty provision	28.345	29,568	41,958	29,568	59,647
Deferred sales taxes (PIS and COFINS)	21.772	6,282	8,368	8,739	13,129
Provision for net capital deficiency (Note 9 (g))	35.570	343	59,727	-	54,401
Long-term suppliers (Note 20.i.d)		2,274	5,652	4,046	7,508
Payables to venture partners (a) (Note 20.i.d, 20.ii and 20.iii)		1,140	4,713	1,237	4,895
Share-based payment - Phantom Shares (Note 18.4)		2,596	889	2,596	889
Other liabilities	13.781	8,328	8,426	8,982	28,918

Total other payables	113.000	63,878	142,151	81,423	196,653

Current portion	90.953	50,660	127,123	69,921	163,437
Non-current portion	22.047	13,218	15,028	11,502	33,216

(a)     The Company entered in June 2011 into a private instrument for establishing the usufruct of 100% preferred shares of SPE-89 Empreendimentos Imobiliários S.A., over a period of six years, raising funds amounting to R$45,000. In the year ended December 31, 2016, the total amount of dividends paid to the holders of preferred shares by SPE-89 Empreendimentos Imobiliários S.A. amounted to R$ 4,700 (Note 9).

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative proceedings at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil, and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the losses on pending decisions. The Company does not expect any reimbursement in connection with these claims.

In the years ended December 31, 2016 and 2015, the changes in the provision are summarized as follows:

Company	Civil lawsuits(i)	Tax proceedings(ii)	Labor claims	Total
Balance at December 31, 2014	124,175	218	45,447	169,840
Additional provision (Note 23)	49,269	12,157	26,641	88,067
Payment and reversal of provision not used	(54,024)	(12,155)	(8,853)	(75,032)
Balance at December 31, 2015	119,420	220	63,235	182,875
Additional provision (Note 23)	49,931	2,955	16,719	69,605
Payment and reversal of provision not used	(71,301)	(51)	(22,786)	(94,138)
Balance at December 31, 2016	98,050	3,124	57,168	158,342

Current portion	53,867	1,369	23,818	79,054
Non-current portion	44,183	1,755	33,350	79,288

Consolidated	Civil lawsuits(i)	Tax proceedings(ii)	Labor claims	Total
Balance at December 31, 2014	157,842	414	81,318	239,574
Additional provision (Note 23)	68,976	12,156	37,317	118,449
Payment and reversal of provision not used	(77,197)	(12,170)	(25,674)	(115,041)
Balance at December 31, 2015	149,621	400	92,961	242,982
(-) Reclassification to discontinued operations	(29,982)	(180)	(25,554)	(55,716)
Additional provision (Note 23)	49,872	2,965	17,959	70,796
Payment and reversal of provision not used	(71,332)	(61)	(23,711)	(95,104)
Balance at December 31, 2016	98,179	3,124	61,655	162,958

Current portion	53,867	1,369	23,818	79,054
Non-current portion	44,312	1,755	37,837	83,904

(a)     Civil lawsuits, tax proceedings and labor claims

As of December 31, 2016, the Company and its subsidiaries have deposited in court the amount of R$78,172 (R$105,275 in 2015) in the Company’s statement, and R$79,785 (R$125,358 in 2015) in the consolidated statement (Note 7).

	Company		Consolidated
	2016	2015	2016	2015

Civil lawsuits	31,700	71,327	33,313	81,919
Tax proceedings	24,806	13,744	24,806	14,222
Labor claims	21,666	20,204	21,666	29,217
Total (Note 7)	78,172	105,275	79,785	125,358

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments--Continued

(a)     Civil lawsuits, tax proceedings and labor claims--Continued

(i)      As of December 31, 2016, the provisions related to civil lawsuits include R$18,337 (R$42,296 in 2015) related to lawsuits in which the Company is included in the defendant side to be liable for in and out of court debts which original debtor is a former shareholder of the Company, Cimob Companhia Imobiliária (“Cimob”), or involve other companies of the same economic group of Cimob. In these lawsuits, the plaintiff argues that the Company should be liable for Cimob’s debts, because in its understanding the requirements for piercing of the corporate veil of Cimob to reach the Company (business succession, merger of assets and/or formation of a same economic group involving the Company and the Cimob Group). In addition, there is judicial deposit in the amount of R$16,359 (R$44,099 in 2015) related to such lawsuits. The change in the amount of civil lawsuits and judicial deposits in the year ended December 31, 2016 is caused by the unfavorable outcome in a lawsuit, settled by means of judicial deposit, the Company not having disbursed additional cash.

The Company does not agree with the statement of facts based on which it has been included in these lawsuits and continues to dispute in court its liability for the debts of a third company, as well as the amount charged by the plaintiffs. The Company has already obtained favorable and unfavorable decisions in relation to this matter, reason why it is not possible to estimate a uniform outcome in all lawsuits. The Company also aims by filing a lawsuit against Cimob, and its former and current parent companies the recognition that it should not be liable for the debts of that company, as well as indemnity of the amounts already paid by the Company in lawsuits relating to the charge of debts owed by Cimob.

(ii)     Environmental risk

Considering the diversity of environmental legislation in the federal, state and municipal levels, which may restrict or impede the development of real estate ventures, the Company analyzes all environmental risks, including the possible existence of hazardous or toxic materials, residues, vegetation and proximity of the land to permanent preservation areas, in order to mitigate risks in the development of ventures, during the process of land acquisition for future ventures.

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines. The lawsuits in dispute by the Company in civil court are considered by the legal advisor as possible loss in the amount of R$4,924 in the Company’s and Consolidated statement and (R$4,829 in the Company’s statement and R$8,639 in the Consolidated statement in 2015).

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments--Continued

(a)     Civil lawsuits, tax proceedings and labor claims--Continued

(iv)    Lawsuits in which likelihood of loss is rated as possible

As of December 31, 2016, the Company and its subsidiaries are aware of other claims, and civil, labor and tax risks. Based on the history of probable processes and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$249,153 (R$810,163 in 2015), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by change in the volume of lawsuits with diluted amounts, and review of the involved amounts, whereas in the Consolidated, it was caused by the disclosure of the discontinued operations  related to the subsidiary Tenda, which amounted to R$497,620 as of December 31, 2015.

	Company		Consolidated
	2016	2015	2016	2015

Civil lawsuits	156,456	235,975	156,523	469,841
Tax proceedings	50,430	32,543	52,812	263,540
Labor claims	37,466	38,967	39,818	76,782
	244,352	307,485	249,153	810,163

(b)     Payables related to the completion of real estate ventures

The Company commits to complete units sold and to comply with the laws regulating the civil construction sector, including obtaining licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties.

As of December 31, 2016, the Company and its subsidiaries have restricted cash in guarantee to loans, which will be released to the extent the guarantee ratios described in Note 4.2 are met, which include land and receivables pledged in guarantee of 120% of the debt outstanding.

(c)      Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of four business office suites where its facilities are located, at a monthly cost of R$644 adjusted by the IGP-M/FGV variation. The rental term is from one to eight years and there is a fine in case of cancelled contracts corresponding to three-month rent, or in proportion to the contract expiration time. The estimate of minimum future rent payment of the business office suites (cancellable leases) totals R$32,639, considering until the maturity of contracts, as follows.

Consolidated
Estimate of payment	2016

2017	3,194
2018	3,827
2019	4,383
2020	4,602
2021 onwards	16,633
32,639

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17.  Payables for purchase of properties and advances from customers

		Company		Consolidated
	Maturity	2016	2015	2016	2015

Payables for purchase of properties	January 2017 to March 2021	96,888	139,320	118,257	362,800
Present value adjustment		(8,167)	(9,723)	(9,469)	(17,039)
Advances from customers
Development and sales (Note 5)		24,295	19,337	35,024	39,743
Barter transaction - Land		123,817	143,271	151,885	224,430

Total payables for purchase of properties and advance from customers (Notes 20.i.d and 20.ii.a)		236,833	292,205	295,697	609,934

Current portion		146,522	148,989	205,388	361,420
Non-current portion		90,311	143,216	90,309	248,514

Current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	2016	2015	2016	2015

2016	-	148,989	-	361,420
2017	146,522	123,840	205,388	181,395
2018	71,121	8,859	71,119	37,230
2019	9,243	8,306	9,243	21,010
2020	8,116	2,211	8,116	8,879
2021 onwards	1,831	-	1,831	-

	236,833	292,205	295,697	609,934

18.  Equity

18.1.  Capital

As of December 31, 2016 and 2015, the Company's authorized and paid-in capital amounts to R$2,740,662, represented in both periods by 378,066,162 registered common shares, with no par value, of which 14,160,533 (10,584,756 in 2015) were held in treasury.

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance within the limit of 600,000,000 (six hundred million) common shares.

On March 3, 2016, the Company approved the creation of a new program to repurchase its shares to hold them in treasury, and selling or cancelling them later on, within a period of 18 months, within the limit of 8,198,565 shares. In the year ended  December 31, 2016, 4,503,600 shares were acquired totaling R$8,693. Additionally, the Company transferred 927,824 shares (1,221,860 in 2015) in the total amount of R$2,149 (R$3,022 in 2015) related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$9 (R$599 in 2015).

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity--Continued

18.1.  Capital--Continued

Treasury shares
Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	2016	2015	2016	2015
11/20/2001	599,486	2,8875	0.17%	1,115	1,457	1,731	1,731
Changes in 2013:
Acquisition	18,500,000	3,8562	5.12%	34,410	44,955	71,339	71,339
Changes in 2014:
Acquisition	43,738,235	2,6353	12.11%	81,353	106,284	115,265	115,265
Transfers	(5,463,395)	3,2183	-1.51%	(10,162)	(13,276)	(17,583)	(17,583)
Cancellations	(27,493,039)	3,3351	-7.61%	(51,137)	(66,808)	(91,693)	(91,693)
Changes in 2015:
Acquisition	11,925,330	2,0257	3.30%	22,181	28,979	24,157	24,157
Transfers	(1,221,860)	2,4733	-0.34%	(2,272)	(2,970)	(3,022)	(3,022)
Cancellations	(30,000,000)	2,4738	-8.31%	(55,800)	(72,900)	(74,214)	(74,214)
Changes in 2016:
Acquisition	4,503,600	1,9302	1.25%	8,377	-	8,693	-
Transfers	(927,824)	2,3162	-0.26%	(1,726)	-	(2,149)	-
	14,160,533	2,2968	3.92%	26,339	25,721	32,524	25,980

 (*)    Market value calculated based on the closing share price at December 31,  of R$1.86 in 2016 and R$2.43 in 2015, not considering the effect of any volatilities.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits (Note 16(a)(i)).

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2014	378,184
Repurchase of treasury shares	(11,925)
Transfer related to the stock option plan	1,222
Outstanding shares as of December 31, 2015	367,481
Repurchase of treasury shares	(4,504)
Transfer related to the stock option plan	928
Shares held by the Management members of the Company	(2,838)
Outstanding shares as of December 31, 2016	361,067
Reverse split of shares (Note 31(i)(a))	(334,288)
Adjusted outstanding shares as of December 31, 2016	26,779

Weighted average shares outstanding (Note 27)	26,921

18.2.  Allocation of profit (loss) for the year

According to the Company’s articles of incorporation, profit for the year is allocated as follows, after deduction for any accumulated losses and provision for income taxes: (i) 5% to legal reserve, reaching up to 20% of paid-in capital, or when the legal reserve balance plus capital reserves is in excess of 30% of capital; (ii) 25% of the remaining balance to pay mandatory dividends; and (iii) amount not in excess of 71.25% to set up the Reserve for Investments, with the purpose of financing the expansion of the operations of the Company and its subsidiaries.

The Board of Directors, by resolution at the Annual Shareholders’ Meeting, shall examine the accounts and financial statements related to the year 2016.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity--Continued

18.2.  Allocation of profit (loss) for the year--Continued

The allocation of profit for the year 2015 and the loss incurred for the year 2016 by the income reserve and legal reserve, according to Article 189 of Act 6,404/76, are as follows:

Net income for 2015	74,449
(-) Legal reserve (5%)	(3,722)
(-) Calculation basis	70,727
Minimum mandatory dividend (25%)	17,682
Reserve for investments	53,045

Minimum mandatory dividend (25%) per share	0.048

Net loss for 2016	(1,163,596)
(-) Income reserve	266,520
(-)Legal reserve	35,315
Balance of accumulated losses for 2016	(861,761)

18.3.  Stock option plan

Expenses for granting stocks are recorded under the account “General and administrative expenses” (Note 23) and showed the following effects on profit or loss in the years ended December 31, 2016 and 2015:

	2016	2015

Equity-settled stock option plans	5,114	6,937
Phantom Shares (Note 18.4)	1,707	889
Total option grant expenses (Note 23)	6,821	7,826

 (i)   Gafisa

The Company has a total of five stock option plans comprising common shares, launched in 2012, 2013, 2014, 2015 and 2016 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that vary from one to four years of employment (essential condition to exercise the option), and expire  six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss (as contra-entry to equity) during the grace period of the plan, to the extent the services are provided by employees and management members.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity--Continued

18.3.  Stock option plan--Continued

(i)    Gafisa--Continued

Changes in the stock options outstanding in the years ended December 31, 2016 and 2015, including the respective weighted average exercise prices are as follows:

	2016		2015
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	11,743,379	1.83	9,542,643	1.49
Options granted	2,209,869	2.62	3,567,201	2.24
Options exercised (i)	(930,449)	(0.01)	(1,221,860)	(0.49)
Options expired	-	-	(32,000)	(3.05)
Options forfeited	(114,717)	(0.01)	(112,605)	(0.01)

Options outstanding at the end of the year	12,908,082	2.11	11,743,379	1.83

(i)    In the year ended December 31, 2016, the amount received through exercised options was R$9 (R$599 in 2015).

As of December 31, 2016, the stock options outstanding and exercisable are as follows:

Outstanding options			Exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

12,908,082	4.03	2.11	1,927,083	2.68

During the year ended December 31, 2016, the Company granted 2,209,869 options in connection with its stock option plans comprising common shares (3,567,201 options granted in 2015).

The models used by the Company for pricing granted options are the Binomial model for traditional options and the MonteCarlo model for options in the Restricted Stock Options format.

The fair value of the new options granted totaled R$1,265 (R$3,232 in 2015), which was determined based on the following assumptions:

	2016	2015
Pricing model	Binomial	Binomial
Exercise price of options (R$)	R$2.62	R$2.24
Weighted average price of options ( (R$)	R$2.62	R$2.24
Expected volatility (%) – (*)	53%	52%
Expected option life (years)	5.78 years	5.58 years
Dividend income (%)	1.98%	2.24%
Risk-free interest rate (%)	14.13%	13.64%

               (*)The volatility was determined based on regression analysis of the ratio of the share volatility of Gafisa S.A. to the Ibovespa index.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity--Continued

18.4.  Share-based payment--Phantom Shares

The Company has a total of two cash-settled share-based payment plans with fixed terms and conditions, according to the plans approved by the Company, launched in 2015 and 2016.

In the plan approved in 2016, the beneficiaries were granted the right to receive an amount equivalent to 1,143,145 phantom shares, together with the stock option plan for the year 2016. The phantom shares have the same grace and expiration period of the options, and can be partially or fully exercised during the established period.

As of December 31, 2016, the amount of R$2,596 (R$889 in 2015), related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

19.  Income tax and social contribution

The reconciliation of the effective tax rate for the years ended December 31,  2016 and 2015 is as follows:

	Company		Consolidated
	2016	2015	2016	2015

Profit (loss) before income tax and social contribution, and statutory interest	(519,821)	32,402	(501,941)	35,419
Income tax calculated at the applicable rate - 34%	176,739	(11,017)	170,660	(12,043)
Net effect of subsidiaries taxed by presumed profit	-	-	2,035	19,711
Tax losses (tax loss carryforwards used)	-	(3,730)	-	(4,101)
Income from equity method investments	(21,726)	42,508	(19,546)	13,605
Stock option plan	(2,895)	(2,714)	(2,895)	(2,714)
Other permanent differences	(5,702)	(14,203)	(5,702)	(14,203)
Charges on payables to venture partners	(889)	883	(361)	761
Recognized (unrecognized) tax credits	(235,847)	-	(244,271)	(1,674)
	(90,320)	11,727	(100,080)	(658)

Tax expenses - current	-	(4,314)	(10,722)	(14,763)
(Expenses ) Tax income - deferred	(90,320)	16,041	(89,358)	14,105

(ii)    Deferred income tax and social contribution

The Company recognized deferred tax assets on tax losses and income tax and social contribution carryforwards for prior years, which have no expiration, and for which offset is limited to 30% of annual taxable profit, to the extent the taxable profit is probable to be available for offsetting temporary differences, based on the assumptions and conditions established in the business model of the Company.

As of December 31, 2016 and 2015, deferred income tax and social contribution are from the following sources:

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.  Income tax and social contribution--Continued

 (ii)   Deferred income tax and social contribution--Continued

	Company		Consolidated
	2016	2015	2016	2015
Assets
Provisions for legal claims	53,836	62,178	55,406	82,614
Temporary differences – Deferred PIS and COFINS	11,302	12,093	11,333	16,404
Provisions for realization of non-financial assets	143,073	49,290	143,073	59,218
Temporary differences – CPC adjustment	24,044	40,264	24,044	44,748
Provision for impairment loss of discontinued operations	207,436	-	207,436	-
Other provisions	15,335	11,670	15,401	38,469
Income tax and social contribution loss carryforwards	114,730	75,769	129,163	317,282
Tax benefits from subsidiaries	49,174	28,166	49,174	28,166
Unrecognized tax credits of discontinued operations	(207,436)	-	(207,436)	-
Unrecognized tax credits of continued operations	(235,847)	-	(250,944)	(272,997)
	175,647	279,430	176,650	313,904

Liabilities
Negative goodwill	(92,385)	(92,385)	(92,385)	(92,385)
Temporary differences –CPC adjustment	(143,436)	(131,096)	(143,436)	(130,929)
Differences between income taxed on cash basis and recorded on an accrual basis	(40,231)	(66,034)	(41,234)	(107,079)
	(276,052)	(289,515)	(277,054)	(330,393)

Total net	(100,405)	(10,085)	(100,405)	(16,489)

The Company has income tax and social contribution loss carryforwards for offset in the following amounts:

	Company
	2016			2015
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	337,440	337,440		222,849	222,849
Deferred tax asset (25%/9%)	84,360	30,370	114,730	55,712	20,056	75,768
Recognized deferred tax asset	41,191	14,829	56,020	55,712	20,056	75,768
Unrecognized deferred tax asset	43,169	15,541	58,710	-	-	-

	Consolidated
	2016			2015
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	379,892	379,892	-	933,182	933,182	-
Deferred tax asset (25%/9%)	94,973	34,190	129,163	233,296	83,986	317,282
Recognized deferred tax asset	55,712	20,056	75,768	55,712	20,056	75,768
Unrecognized deferred tax asset	39,261	14,134	53,395	177,584	63,930	241,514

As a result of the loss for the year, the Company made the reversal of a portion of the previously recognized deferred tax assets. The portion of remaining tax loss is limited to 30% of the payables related to the goodwill arising from the remeasurement of the portion of remaining investment of AUSA, and temporary differences to be taxed – CPC adjustments, which do not have established realization term.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments for hedging purposes is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval, and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by the Company’s management. The Company and its subsidiaries operations are subject to the risk factors described below:

 (i)    Risk considerations

a)    Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing only in short-term securities of top tier financial institutions.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no relevant history of losses due to the existence of secured guarantee, represented by real estate unit, for the recovery of its products in the cases of default during the construction period. As of December 31, 2016 and 2015, there was no significant credit risk concentration associated with customers.

b)    Derivative financial instruments

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of December 31, 2016, the Company had derivative contracts for hedging purposes in relation to interest rate fluctuations, with final maturity between June 2017 e and January 2020. The derivative contracts are as follows:

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

(i)     Risk considerations--Continued

b)    Derivative financial instruments--Continued

Consolidated
		Reais	Percentage		Validity		Gain (loss) not realized by derivative instruments - net

Companies	Swap agreements (Fixed for CDI)	Face value	Original Index – asset position	Swap – liability position	Beginning	End	2016	2015

Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI + 1.6344%	12/21/2015	06/20/2016	-	(637)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI + 0.2801%	06/20/2016	12/20/2016	-	(641)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI + 1.6344%	12/20/2016	06/20/2017	88	(399)
Gafisa S/A	Banco Votorantim S.A.	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	(313)	(2,216)
Gafisa S/A	Banco Bradesco	194,000	Fixed 12.8727%	120% CDI	09/29/2014	10/08/2018	(556)	(15,907)
Gafisa S/A	Banco Votorantim S.A. (a)	55,000	IPCA + 8.22%	120% CDI	03/17/2015	01/20/2020	4,521	(1,874)
Total derivative financial instruments (Note 20 (i) (d) and Note 20 (ii) (a))							3,740	(21,674)

					Current portion		(5,290)	(14,056)
					Non-current portion		9,030	(7,618)

During the year ended December 31, 2016, the revenue amount of R$13,404 (R$(17,151) in 2015) in the Company’s and consolidated statements, which refers to net proceeds of the interest swap transaction, arising from the payment in the amount of R$12,009, and the positive change to market of R$25,413, was recognized in the “financial income (expenses)” line in the statement of profit or loss for the year, allowing correlation between the effect of such transactions the and interest rate fluctuation in the Company’s statement of financial position (Note 24).

       The estimated fair value of derivative financial instruments purchased by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction, which may vary upon the financial settlement of transactions.

c)    Interest rate risk

Interest rate risk arises from the possibility that the Company and its subsidiaries may experience gains or losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigating this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 12 and 13. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units completed (Note 5), are subject to annual interest rate of 12%, appropriated on a pro rata basis.

d)    Liquidity risk

Liquidity risk refers to the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of the settlement terms of its rights and obligations.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

(i)     Risk considerations--Continued

d)    Liquidity risk--Continued

To mitigate liquidity risks, and to optimize the weighted average cost of capital, the Company and its subsidiaries monitor on an on-going basis the indebtedness levels according to the market standards, and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to meet the schedule of commitments, not posing liquidity risk to the Company or its subsidiaries (Notes12 and 13).

The maturities of financial instruments, loans, financing, suppliers, payables to venture partners and debentures are as follows:

	Company
Year ended December 31, 2016	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	639,733	367,197	-	-	1,006,930
Debentures (Note 13)	314,139	137,129	-	-	451,268
Payables to venture partners (Note 15)	1,140	-	-	-	1,140
Suppliers (Note 15 and Note 20(ii)(a))	61,177	2,274	-	-	63,451
Payables for purchase of properties and advance from customers (Note 17)	146,522	80,364	9,947	-	236,833
	1,162,711	586,964	9,947	-	1,759,622

	Consolidated
Year ended December 31, 2016	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	669,795	509,412	7,093	-	1,186,300
Debentures (Note 13)	314,139	137,129	-	-	451,268
Payables to venture partners (Note 15)	1,237	-	-	-	1,237
Suppliers (Note 15 and Note 20(ii)(a))	79,120	4,046	-	-	83,166
Payables for purchase of properties and advance from customers (Note 17)	205,388	80,362	9,947	-	295,697
	1,269,679	730,949	17,040	-	2,017,668

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: inputs other than the quoted market prices within Level 1 that are observable for asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for asset or liability not based on observable market data (unobservable inputs).

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

(i)     Risk considerations--Continued

d)    Liquidity risk--Continued

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of December 31, 2016 and 2015 is as follows:

	Company			Consolidated
	Fair value classification
As of December 31, 2016	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	163,562	-	-	223,646	-
Derivative financial instruments (Note 20.i.b)	-	3,740	-	-	3,740	-

	Company			Consolidated
	Fair value classification
As of December 31, 2015	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	350,343	-	-	629,671	-

In addition, we show the fair value classification of financial instruments liabilities:

	Company			Consolidated
	Fair value classification
As of December 31, 2015	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Payables to venture partners (Note 20.i.b)	-	21,674	-	-	21,674	-

In the years ended December 31, 2016 and 2015, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

 (ii)   Fair value of financial instruments

a)    Fair value measurement

The following estimate fair values were determined using available market information and proper measurement methodologies. However, a considerable amount of judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimation methodology may have a significant effect on estimated fair values.

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

(i)      The amounts of cash and cash equivalents, short-term investments, accounts receivable, other receivables, suppliers, and other current liabilities approximate to their fair values, recorded in the financial statements.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

(ii)    Fair value of financial instruments --Continued

a)    Fair value measurement--Continued

(ii)     The fair value of bank loans and other financial debts is estimated through future cash flows discounted using benchmark interest rates available for similar and outstanding debts or terms.

The most significant carrying values and fair values of financial assets and liabilities as of December 31,  2016 and 2015 are as follows:

	Company
	2016		2015
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	19,811	19,811	44,044	44,044
Short-term investments (Note 4.2)	163,562	163,562	350,343	350,343
Derivative financial instruments (Note 20(i)(b))	3,740	3,740	-	-
Trade accounts receivable (Note 5)	749,607	749,607	986,042	986,042
Loans receivable (Note 21.1)	25,529	25,529	78,818	78,818

Financial liabilities
Loans and financing (Note 12)	1,006,930	1,014,809	1,138,660	1,095,844
Debentures (Note 13)	451,268	470,179	656,081	633,238
Payables to venture partners (Note 15)	1,140	1,414	4,713	5,472
Derivative financial instruments (Note 20(i)(b))	-	-	21,674	21,674
Suppliers	63,451	63,451	32,115	32,115
Obligations assumed on assignment of receivables (Note 14)	75,813	75,813	34,847	34,847
Payables for purchase of properties and advance from customers (Note 17)	236,833	236,833	292,205	292,205
Loans payables (Note 21.1)	8,820	8,820	10,480	10,480

	Consolidated
	2016		2015
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	29,534	29,534	82,640	82,640
Short-term investments (Note 4.2)	223,646	223,646	629,671	629,671
Derivative financial instruments (Note 20(i)(b))	3,740	3,740	-	-
Trade accounts receivable (Note 5)	993,962	993,962	1,802,364	1,802,364
Loans receivable (Note 21.1)	25,529	25,529	109,193	109,193

Financial liabilities
Loans and financing (Note 12)	1,186,300	1,188,603	1,292,835	1,237,222
Debentures (Note 13)	451,268	470,179	857,958	828,387
Payables to venture partners (Note 15)	1,237	1,414	4,895	5,472
Derivative financial instruments (Note 20(i)(b))	-	-	21,674	21,674
Suppliers	83,166	83,166	57,335	57,335
Obligations assumed on assignment of receivables (Note 14)	99,030	99,030	59,293	59,293
Payables for purchase of properties and advance from customers (Note 17)	295,697	295,697	609,934	609,934
Loans payables (Note 21.1)	8,820	8,820	51,482	51,482

b)      Risk of debt acceleration

As of December 31, 2016, the Company has loans and financing, with restrictive covenants related to cash generation, indebtedness ratios, and other. These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual. As mentioned in Notes 12 and 13, in view of the non-compliance with the covenants of a CCB issue (Note 12), the non-current portions of this operation were reclassified into short term. The Company obtained the agreement from the bank related to the non-fulfillment of the net debt limit in relation to the financial statements as of December 31, 2016 and March 31, 2017, thus not requiring the mandatory early payment and/or declaration of early maturity (Note 31 (iii)).

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

 (iii)  Capital stock management

The objective of the Company’s capital stock management is to guarantee the maintenance of a strong credit rating in institutions, and an optimum capital ratio, in order to support the Company’s business and maximize value to shareholders.

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital to shareholders, raise new loans and issue debentures, among others.

There were no changes in objectives, policies or procedures during the years ended December 31, 2016 and 2015.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables, and payables to venture partners less cash and cash equivalents and short-term investments:

	Company		Consolidated
	2016	2015	2016	2015

Loans and financing (Note 12)	1,006,930	1,138,660	1,186,300	1,292,835
Debentures (Note 13)	451,268	656,081	451,268	857,958
Payables to venture partners (Note 15)	1,140	4,713	1,237	4,895
( - ) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(183,373)	(394,387)	(253,180)	(712,311)
Net debt	1,275,965	1,405,067	1,385,625	1,443,377
Equity	1,928,325	3,095,491	1,930,453	3,097,236

 (iv)  Sensitivity analysis

The sensitivity analysis of financial instruments for the years ended December 31, 2016 and 2015, except swap contracts, which are analyzed through their due dates, describes the risks that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

As of December 31, 2016, the Company has the following financial instruments:

a)   Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)   Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, IPCA and TR;

c)   Accounts receivable, linked to the National Civil Construction Index (INCC) and General Market Price Index (IGP-M).

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(iv)   Sensitivity analysis --Continued

For the sensitivity analysis in the year ended December 31, 2016, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 13.63%, TR rate at 2.75%, INCC rate at 6.11%, IPCA rate at 6.29% and IGP-M rate at 7.19%. The scenarios considered were as follows:

Scenario I – Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II – Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III – Remote: 50% increase/decrease in the risk variables used for pricing

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, taking into account that the possible effects would impact the future results, based on the exposures shown at December 31, 2016. The effects on equity are basically the same ones on profit or loss.

		Scenario
		I	II	III	III	II	I
Instrument	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Short-term investments	Increase/decrease of CDI	2,544	6,359	12,719	(12,719)	(6,359)	(2,544)
Loans and financing	Increase/decrease of CDI	(5,572)	(13,930)	(27,860)	27,860	13,930	5,572
Debentures	Increase/decrease of CDI	(956)	(2,390)	(4,780)	4,780	2,390	956
Derivative financial instruments	Increase/decrease of CDI	(1,952)	(4,882)	(9,570)	10,751	5,257	2,101

Net effect of CDI variation		(5,936)	(14,843)	(29,491)	30,672	15,218	6,085

Loans and financing	Increase/decrease of TR	(1,928)	(4,821)	(9,641)	9,641	4,821	1,928
Debentures	Increase/decrease of TR	(808)	(2,020)	(4,040)	4,040	2,020	808

Net effect of TR variation		(2,736)	(6,841)	(13,681)	13,681	6,841	2,736

Debentures	Increase/decrease of IPCA	(409)	(1,024)	(2,047)	2,047	1,024	409

Net effect of IPCA variation		(409)	(1,024)	(2,047)	2,047	1,024	409

Accounts receivable	Increase/decrease of INCC	3,374	8,435	16,870	(16,870)	(8,435)	(3,374)
Payable for purchase of properties	Increase/decrease of INCC	(1,703)	(4,258)	(8,516)	8,516	4,258	1,703

Net effect of INCC variation		1,671	4,177	8,354	(8,354)	(4,177)	(1,671)

Accounts receivable	Increase/decrease of IGP-M	2,738	6,846	13,692	(13,692)	(6,846)	(2,738)

Net effect of IGP-M variation		2,738	6,846	13,692	(13,692)	(6,846)	(2,738)

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties

21.1.  Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	2016	2015	2016	2015

Assets
Current account (a):
Total SPEs	24,500	55,023	50,232	86,010
Condominium and consortia (b) and thirty party’s works (c)	7,223	9,108	7,223	9,108
Loan receivable (d) (Note 20.ii.a)	25,529	78,818	25,529	109,193
Dividends receivable	14,464	14,279	-	-
Total Current account – assets	71,716	157,228	82,984	204,311

Current portion	46,187	78,410	57,455	95,118
Non-current	25,529	78,818	25,529	109,193

Liabilities
Current account (a):
Total SPEs and Tenda	(1,064,435)	(790,895)	(76,791)	(76,620)
Loan payable (d) (Note 20.ii.a)	(8,820)	(10,480)	(8,820)	(51,482)
Total current account – liabilities	(1,073,255)	(801,375)	(85,611)	(128,102)

Current portion	(1,073,255)	(801,375)	(85,611)	(87,100)
Non-current portion	-	-	-	(41,102)

 (a)    The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these ventures and the cash management are centralized in the lead partner of the venture, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the ventures in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

(b)     Refers to transactions between the lead partner, partners, and condominiums.

(c)     Refers to operations in third-party’s works.

(d)     The loans of the Company with its subsidiaries, shown below, are made to provide subsidiaries with cash to carry out their respective activities, subject to the respective agreed-upon financial charges. The businesses and operations with related parties are carried out strictly at arm’s length, in order to protect the interests of the both parties involved in the business.

The composition, nature and conditions of the balances of loans receivable and payable of the Company are as follows. Loans have maturity from January 2017, and are tied to the cash flows of the related ventures.

	Company
	2016	2015	Nature	Interest rate

Scena Ipiranga - Liga das Senhoras Católicas.	6,635	-	Construction	12% p.a. + IGPM
Lagunas - Tembok Planej. E Desenv. Imob. Ltda.	4,250	-	Construction	12% p.a. + IGPM
Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	-	11,044	Construction	12% p.a. + IGPM
Acquarelle Civilcorp Incorporações Ltda.	-	287	Construction	12% p.a. + IGPM
Manhattan Residencial I (a)	2,486	53,862	Construction	10% p.a. + TR
Target Offices & Mall	12,158	3,105	Construction	12% p.a. + IGPM
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda.	-	10,520	Construction	12% p.a. + IGPM
Total Company receivable	25,529	78,818

Gafisa Spe-113 Empr Imob	-	3,788	Construction	100% do CDI
Dubai Residencial	3,403	2,650	Construction	6% p.a.
Parque Árvores	2,437	2,270	Construction	6% p.a.
Parque Águas	2,980	1,772	Construction	6% p.a.
Total Company payable	8,820	10,480	Construction	100% of CDI

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties--Continued

21.1.  Balances with related parties--Continued

	Consolidated
	2016	2015	Nature	Interest rate

Scena Ipiranga - Liga das Senhoras Católicas.	6,635	-	Construction	12% p.a. + IGPM
Lagunas - Tembok Planej. E Desenv. Imob. Ltda.	4,250	-	Construction	12% p.a. + IGPM
Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	-	11,044	Construction	12% p.a. + IGPM
Acquarelle Civilcorp Incorporações Ltda.	-	287	Construction	12% p.a. + IGPM
Manhattan Residencial I (a)	2,486	53,862	Construction	10% p.a. + TR
Target Offices & Mall	12,158	3,105	Construction	12% p.a. + IGPM
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda.	-	10,520	Construction	12% p.a. + IGPM
Fit Campolim SPE Emp. Imob. Ltda.	-	14,097	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	-	3,260	Construction	113.5% of 126.5% of CDI
Atua Construtora e Incorporadora S.A.	-	12,168	Construction	113.5% to 112% of CDI
Other	-	850	Construction	Several
Total Consolidated receivable	25,529	109,193

Fit 34 SPE Empreendimentos Imobiliários Ltda.	-	21,925	Construction	6% p.a.
Fit 03 SPE Empreendimentos Imobiliários Ltda.	-	7,912	Construction	6% p.a.
Fit 11 SPE Empreendimentos Imobiliários Ltda.	-	5,910	Construction	6% p.a.
Gafisa Spe-113 Empr Imob	-	3,788	Construction	100% do CDI
Parque dos Pássaros	-	2,725	Construction	6% p.a.
Dubai Residencial	3,403	2,650	Construction	6% p.a.
Parque Árvores	2,437	2,270	Construction	6% p.a.
Parque Águas	2,980	1,772	Construction	6% p.a.
Fit 31 SPE Empreendimentos Imobiliários Ltda.	-	1,298	Construction	6% p.a.
Araçagy	-	1,232	Construction	6% p.a.
Total Consolidated payable	8,820	51,482

(a)    See change in Note 9 (h).

In the year ended December 31, 2016 the recognized financial income from interest on loans amounted to R$687 (R$10,049 in 2015) in the Company’s  and Consolidated statement (Note 25).

Information regarding management transactions and compensation is described in Note 25.

21.2.  Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$722,990 as of December 31, 2016 (R$1,067,950 in 2015).

22.  Net operating revenue

	Company		Consolidated
	2016	2015	2016	2015
Gross operating revenue
Real estate development, sale, barter transactions and construction services	741,759	1,219,969	990,613	1,568,566
(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)	(6,950)	(6,749)	(6,950)	(6,749)
Taxes on sale of real estate and services	(60,943)	(105,958)	(67,965)	(118,460)
Net operating revenue	673,866	1,107,262	915,698	1,443,357

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

23.  Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	2016	2015	2016	2015
Cost of real estate development and sale:
Construction cost	(244,202)	(455,793)	(346,827)	(587,636)
Land cost	(296,399)	(168,010)	(296,008)	(225,984)
Development cost	(32,155)	(37,955)	(42,353)	(51,359)
Provision for loss on realization of properties for sale (Note 6)	(97,873)	618	(160,216)	618
Capitalized financial charges (Note 12)	(124,266)	(124,721)	(156,812)	(151,185)
Maintenance / warranty	(26,997)	(46,375)	(26,997)	(46,375)
Total cost of real estate development and sale	(821,892)	(832,236)	(1,029,213)	(1,061,921)

Selling expenses:
Product marketing expenses	(36,332)	(37,048)	(45,239)	(50,486)
Brokerage and sale commission	(23,652)	(12,182)	(28,214)	(18,194)
Customer Relationship Management (CRM) and corporate marketing expenses	(18,502)	(18,641)	(20,351)	(28,094)
Other	(1,042)	(14,679)	(1,142)	(1,175)
Total selling expenses	(79,528)	(82,550)	(94,946)	(97,949)

General and administrative expenses:
Salaries and payroll charges	(27,533)	(38,125)	(37,558)	(37,579)
Employee benefits	(3,175)	(4,601)	(4,331)	(4,551)
Travel and utilities	(456)	(730)	(622)	(713)
Services	(7,777)	(9,393)	(10,608)	(10,063)
Rents and condominium fees	(5,892)	(9,049)	(8,037)	(8,984)
IT	(13,495)	(12,566)	(18,409)	(13,011)
Stock option plan (Note 18.3)	(6,821)	(7,826)	(6,821)	(7,826)
Reserve for profit sharing (Note 25.iii)	(18,750)	(14,000)	(18,750)	(14,000)
Other	(1,062)	(1,150)	(1,449)	(715)
Total general and administrative expenses	(84,961)	(97,440)	(106,585)	(97,442)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(69,605)	(88,067)	(70,796)	(91,193)
Expenses with the adjustment to the stock option plan balance of AUSA (Note 18.2)	(3,401)	-	(3,401)	-
Other	(4,025)	(16,054)	(4,795)	(16,441)
Total other income/(expenses), net	(77,031)	(104,121)	(78,992)	(107,634)

24.  Financial income (expenses)

	Company		Consolidated
	2016	2015	2016	2015
Financial income
Income from financial investments	32,555	56,614	40,940	66,153
Derivative transactions (Note 20 (i) (b))	13,404	-	13,404	-
Financial income on loans (Note 21)	687	10,049	687	10,049
Other financial income	2,671	867	3,408	1,104
Total financial income	49,317	67,530	58,439	77,306

Financial expenses
Interest on funding, net of capitalization (Note 12)	(43,764)	(64,845)	(34,759)	(56,236)
Amortization of debenture cost	(3,053)	(3,831)	(3,053)	(3,831)
Payables to venture partners	(1,506)	(1,891)	(1,506)	(1,891)
Banking expenses	(7,935)	(3,757)	(9,687)	(4,113)
Derivative transactions (Note 20 (i) (b))	-	(17,151)	-	(17,151)
Offered discount and other financial expenses	(27,074)	(29,597)	(35,113)	(44,506)
Total financial expenses	(83,332)	(121,072)	(84,118)	(127,728)

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions with management and employees

(i)     Management compensation

The amounts recorded in the account “general and administrative expenses” for the years ended  December 31, 2016 and 2015, related to the compensation of the Company’s management members are as follows:

	Management compensation
Year ended December 31, 2016	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Annual fixed compensation (in R$)
Salary / Fees	1,682	3,575	197
Direct and indirect benefits	-	345	-
Others (INSS)	297	715	39
Monthly compensation (in R$)	165	386	20
Total compensation	1,979	4,635	236
Profit sharing (Note 25 (iii))	-	2,275	-
Total compensation and profit sharing	1,979	6,910	236

	Management compensation
Year ended December 31, 2015	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Annual fixed compensation (in R$)
Salary / Fees	1,693	3,575	198
Direct and indirect benefits	-	393	-
Others (INSS)	339	715	40
Monthly compensation (in R$)	169	390	29
Total compensation	2,032	4,683	238
Profit sharing (Note 25 (iii))	-	2,247	-
Total compensation and profit sharing	2,032	6,930	238

The amount related to the expenses with the granting of options of the Company’s management members was R$3,785 for the year ended December 31, 2016 (R$4,861 in 2015).

The maximum aggregate compensation of the Company’s management members for the year 2016, was established at R$19,823, as approved at the Annual Shareholders’ Meeting held on April 25, 2016.

On the same occasion the compensation limit of the Fiscal Council members for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2017, was approved at R$245.

(ii)    Sales transactions

In the year ended December 31, 2016 and December 31, 2015, no transaction of units sold to Management was carried out, and the total balance receivable of sales transactions made was R$957 (R$1,610 in 2015).

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions with management and employees --Continued

(iii)   Profit sharing

The Company has a profit sharing plan that entitles its employees  and management members, and those of its subsidiaries to participate in the distribution of profits the Company.

This plan is tied to the achievement of specific targets, established, agreed-upon and approved by the Board of Directors at the beginning of each year.

In the year ended December 31, 2016, the Company recorded a reserve for profit sharing amounting to R$18,750 in the Company’s  and Consolidated  statement (R$14,000 in 2015) in the account “General and Administrative Expenses" (Note 23).

	Company and Consolidated
	2016	2015

Executive officers (Note 25(i))	2,275	2,247
Other employees	16,475	11,753
Total profit sharing,	18,750	14,000

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the period. An assessment is performed subsequent to year-end of the achievement of the Company’s and its employees’ targets, and the payment shall be made in April 2017.

As shown in the previous tables and paragraphs, the aggregate compensation of Management and Fiscal Council members of the Company is according to the limit approved at the Annual Shareholders’ Meeting held on April 27, 2016.

26.  Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work, and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

The liabilities covered by insurance and the respective amounts as of December 31, 2016 are as follows:

Insurance type	Coverage – R$
Engineering risks and guarantee for completion of work	833,803
Civil liability (Directors and Officers – D&O)	162,067
995,870

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

27.  Earning (loss) per share

In accordance with CPC 41, the Company presents basic and diluted loss per share. The comparison data of basic and diluted earnings/loss per share is based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each year presented, respectively.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options and redeemable shares of noncontrolling interest had been issued during the respective periods, utilizing the weighted average stock price.

As mentioned in Note 31(i)(a), on February 20, 2017, the reverse split of the totality of common shares was approved, in the ratio of 13.483023074 to 1, changing from 378,066,162 common shares to 28,040,162 common shares. All information related to the number of shares was retroactively adjusted to reflect such reverse split of shares.

The following table shows the calculation of basic and diluted earnings and loss per share. In view of the loss for the year ended December 31, 2016, shares with dilutive potential are not considered, because the impact would be antidilutive.

	2016	2015
Basic numerator
Proposed dividends and interest on equity		-
Undistributed profit (loss) from continued operations	(610,141)	44,129
Undistributed profit (loss) from discontinued operations	(553,455)	30,320
Undistributed profit (loss), available for the holders of common shares	(1,163,596)	74,449

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	26,921	27,262

Basic earning (loss) per share in Reais	(43.222)	2.731
From continued operations	(22.664)	1.619
From discontinued operations	(20.558)	1.112

Diluted numerator
Proposed dividends and interest on equity	-	-
Undistributed earning (loss) from continued operations	(610,141)	44,129
Undistributed earning (loss) from discontinued operations	(553,455)	30,320
Undistributed earning (loss), available for the holders of common shares	(1,163,596)	74,449

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	26,921	27,262
Stock options	95	186
Anti-dilution effect	(95)	-
Diluted weighted average number of shares	26,921	27,448

Diluted earning (loss) per share in Reais	(43.222)	2.712
From continued operations	(22.664)	1.608
From discontinued operations	(20.558)	1.105

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28.  Segment information

The Company's management assesses segment information on the basis of different business segments rather than based on the geographical regions of operations.

The Company operates in the following segments: Gafisa (for ventures targeted at high and medium income) and Tenda (for ventures targeted at low income. With the completion of the discontinuation of Tenda’s operations, (Note 8.2), the Company will have only one segment.

The Company's chief executive officer, who is responsible for allocating resources to businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and projected operating results.

The Company provides below the main line items in the statement of profit or loss and statement of financial position related to each reporting segment.

Segment information does not segregate operating expenses. No revenues from an individual client represented more than 10% of net sales and/or services.

				Consolidated
	Gafisa S.A.	Tenda	(-) Discontinued operations (Note 8.2)	2016
Net operating revenue	915,698	1,052,710	(1,052,710)	915,698
Operating costs	(1,029,213)	(729,705)	729,705	(1,029,213)

Gross profit	(113,515)	323,005	(323,005)	(113,515)

Selling expenses	(94,946)	(90,490)	90,490	(94,946)
General and administrative expenses	(106,585)	(89,739)	89,739	(106,585)
Other income / (expenses), net	(78,992)	(49,042)	49,042	(78,992)
Depreciation and amortization	(33,892)	(12,299)	12,299	(33,892)
Financial expenses	(84,118)	(47,300)	47,300	(84,118)
Financial income	58,439	27,257	(27,257)	58,439
Tax expenses	(100,080)	(20,966)	20,966	(100,080)

Profit (loss) for the year attributed to the owners of the Parent	(1,220,247)	56,651	-	(1,163,596)

Customers (short and long term)	993,962	427,147	(427,147)	993,962
Inventories (short and long term)	1,715,699	775,287	(775,287)	1,715,699
Other assets	638,279	659,715	1,202,434	2,500,428

Total assets	3,347,940	1,862,149	-	5,210,089

Total liabilities	2,493,109	786,527	-	3,279,636

				Consolidated
	Gafisa S.A.	Tenda	(-) Discontinued operations (Note 8.2)	2015
Net operating revenue	1,443,357	850,962	(850,962)	1,443,357
Operating costs	(1,061,921)	(605,584)	605,584	(1,061,921)

Gross profit	381,436	245,378	(245,378)	381,436

Selling expenses	(97,949)	(65,311)	65,311	(97,949)
General and administrative expenses	(97,442)	(83,971)	83,971	(97,442)
Other income / (expenses), net	(107,634)	(52,567)	52,567	(107,634)
Depreciation and amortization	(32,585)	(14,835)	14,835	(32,585)
Financial expenses	(121,207)	(41,051)	41,051	(121,207)
Financial income	77,306	46,825	(46,825)	77,306
Tax expenses	(658)	(6,522)	6,522	(658)

Profit (loss) for the year attributed to the owners of the Parent	44,129	30,320	-	74,449

Customers (short and long term)	1,322,949	479,415	-	1,802,364
Inventories (short and long term)	1,896,613	734,004	-	2,630,617
Other assets	1,635,110	692,241	-	2,327,351

Total assets	4,854,672	1,905,660	-	6,760,332

Total liabilities	2,884,249	778,846	-	3,663,096

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.  Real estate ventures under construction – information and commitments

In order to meet the provisions of paragraphs 20 and 21 of ICPC 02, the recognized revenue amounts and incurred costs are shown in the statement of profit or loss, and the advances received in the account “Payables for purchase of property and advances from customer”. The Company shows below information on the ventures under construction as of December 31, 2016:

Consolidated
2016

Unappropriated sales revenue of units sold	507,713
Unappropriated estimated cost of units sold	(301,888)
Unappropriated estimated cost of units in inventory	(389,237)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	1,447,860
Appropriated sales revenue	(940,147)
Unappropriated sales revenue (a)	507,713

(ii) Unappropriated estimated cost of units sold
Ventures under construction:
Estimated cost of units	(862,887)
Incurred cost of units	560,999
Unappropriated estimated cost (b)	(301,888)

(iii) Unappropriated estimated costs of units in inventory
Ventures under construction:
Estimated cost of units	(898,286)
Incurred cost of units	509,049
Unappropriated estimated cost	(389,237)

(a)   The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted for cancellations, not considering the effects of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development), and therefore is not appropriated to profit or loss.

(b)   The estimated cost of units sold and in inventory to be incurred do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold as they are incurred.

       As of December 31, 2016, the percentage of assets consolidated in the financial statements related to ventures included in the equity segregation structure of the development stood at 35.7% (33.1% in 2015).

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.  Communication with regulatory bodies

On June 14, 2012, the Company received a subpoena from the Securities Exchange Commission’s Division of Enforcement related to the Matter of Certain 20-F Filer Home Builders listed at SEC, Foreign Private Issuers (FPI). The subpoena requests that the Company produces all documents from January 1, 2010 to July 10, 2012, the Company’s reply date related to the preparation of our financial statements, including, among other things, copies of our financial policies and procedures, board and audit committee’s and operations committee’s meeting minutes, monthly closing reports and financial packages, any documents relating to possible financial or accounting irregularities or improprieties, and internal audit reports. The SEC’s investigation is a non-public, fact-finding inquiry and is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges. Until the publication of these financial statements, SEC has not issued any opinion.

31.  Subsequent events

(i)      Extraordinary Shareholders’ Meeting

On February 20, 2017, two Extraordinary Shareholders’ Meetings of the Company were held, and the following main resolutions were taken:

a)   Reverse split of the totality of common shares issued by the Company, in the ratio of 13.483023074 to 1, thus the 378,066,162 common shares issued by the Company started to represent 28,040,162 common shares, all registered and with no par value, and proportional adjustment of the authorized capital limit, changing from 600,000,000 to 44,500,405 common shares.

b)   Registering of the offering to the Company’s shareholders of the Preemptive Right to acquire, in proportion to their respective interests in the Company’s capital, of up to 50% of Tenda’s capital, for the price of R$8.13 per share, for cash payment, at the time the Preemptive Right is exercised, subject to the completion of the decrease in capital of Gafisa. The exercise period of the preemptive right is within 30 days counted as from March 17, 2017, until April 15, 2017.

c)   Approval of the decrease in the capital of the Company in the total amount of R$219,510,000, changing from R$2,740,661,187.74 to R$2,521,151,187.74, with no cancellation of shares, delivering to the shareholders of the Company one common share of Tenda to each common share of Gafisa that their own after the reverse split, excluding the treasury shares, totaling 27,000,000 common shares of Tenda, which represent the other 50% of its total capital.

Gafisa S.A.

Notes to the financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31.  Subsequent events--Continued

As a result of the resolutions taken above, the Company’s capital will amount to R$2,521,151,187.74 represented by 28,040,162 common shares, all registered, book-entry, and with no par value. In case the decrease in Gafisa’s capital is not completed, the Company may not proceed with the disposal of Tenda’s shares, in which case it will return to the shareholders who exercised their preemptive rights the Price per Share effectively paid, without any adjustment or indexation. This decrease is subject to the fulfillment of the provisions of Article 174 of Act 6,404/76, as well as obtaining the authorizations from other applicable creditors.

(ii)     Decrease in the capital of subsidiary Tenda

In view of the expiration of the legal term of 60 days from the Extraordinary Shareholders’ Meeting of the subsidiary Tenda, held on December 14, 2016, with no opposition from creditors, the following items are authorized:

a)     Decrease in the Company’s capital, in the total mount of R$100,000,000, with no cancellation of shares, so that the capital of subsidiary Tenda changes from R$1,194,000,000 to R$1,094,000,000.

b)    The total amount of the decrease in capital, adjusted by SELIC, will be fully allocated to the parent Gafisa, for partial repayment of the invested capital, payable as follows: R$50,000,000 plus indexation until December 31, 2018, and the remaining balance until December 31, 2019, with the possibility of advance in view of certain covenants provided for in the contract.

(iii)    Waiver for non-fulfillment of the restrictive covenant of the CCB

As mentioned in Notes 12 and 13, as of December 31, 2016, the Company exceeded the amount established in a restrictive covenant of a CCB issue. Immediately thereafter, the Company started negotiations with the creditor to obtain a waiver for the non-fulfillment of the ratio established in contractual clauses. So, on March 22, 2017, the Company obtained the agreement from the bank related to the non-fulfillment of the net debt limit in relation to the financial statements as of December 31, 2016 and March 31, 2017. Therefore, no mandatory early payment and/or declaration of early maturity of the CCB was required.

***

MANAGEMENT STATEMENT ON THE FINANCIAL STATEMENTS

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the year ended December 31, 2016; and

ii)   Management has reviewed and agreed with the interim information for the year ended December 31, 2016.

Sao Paulo, March 23rd, 2017

GAFISA S.A.

Management

MANAGEMENT STATEMENT ON THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended December 31, 2016; and

ii)   Management has reviewed and agreed with the interim information for the period ended December 31, 2016.

Sao Paulo, March 23rd, 2017

GAFISA S.A.

Management

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Minutes of the Meeting of the Audit Committee

held on March 23, 2017

1. DATE, TIME AND PLACE: On March 23, 2017, at 3 p.m., in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2. CALL NOTICE AND ATTENDANCE: As all members of this Audit Committee attended the meeting, the instatement and approval quorum were verified, exempting, therefore, its summoning.

3. RESOLUTIONS: The opinion of all the present Audit Committee members, without any restrictions, was to recommend for the Board of Directors the approval of the Board of Directors of the final version of the documents related to the fiscal year ended on 12.31.2016, as follows: administration report, Company’s Financial Statements, along with the Explanatory Notes and the Accounting Firm Report, which issued an opinion with no reservations, dated as of March 23, 2017.

4. CLOSING: As there were no further issues to be addressed, the present Minutes were drawn up, approved and signed by all Committee Members. Signatures: Renata de Carvalho Fidale, Secretary. José Écio Pereira da Costa Júnior, Francisco Vidal Luna and Odair Garcia Senra.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Minutes of the Meeting of the Fiscal Council

held on March 23, 2017

1. DATE, TIME AND PLACE: On March 23, 2017, at 6 p.m., in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8501, 19th floor.

2. CALL NOTICE AND ATTENDANCE: As all members of the Fiscal Council attended the meeting, the instatement and approval quorum were verified. Also present, representatives of the Company and representatives of KPMG, external auditor of the Company, for any clarification needed. As secretary of the Fiscal Council was Ms. Renata de Carvalho Fidale.

3. RESOLUTIONS: The present Fiscal Council members, unanimously and without any restrictions, manifested in favor of the final version of the documents related to the fiscal year ended on 12.31.2016, as follows: Administration Report and Company’s Financial Statements, along with the Explanatory Notes and the Accounting Firm Report, which issued an opinion with no reservations, dated as of March 23, 2017.

4. CLOSING: As there were no further issues to be addressed, the present Minutes were drawn up, approved and signed by all Fiscal Council members. Signatures: Renata de Carvalho Fidale, Secretary. Olavo Fortes Campos Rodrigues Júnior, Peter Edward Cortes Marsden Wilson and Laiza Fabiola Martins de Santa Rosa.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

FISCAL COUNCIL OPINION

The members of the Fiscal Council of Gafisa S.A. (“Company”) hereunder signed, on the exercise of the powers conferred to them by the Art. 163 of Law 6,404/76, after examining the Administration Report and Company’s Financial Statements related to the fiscal year ended on 12.31.2016, along with the Explanatory Notes and the Accounting Firm Report (the “Documents”), expressed an opinion in favor of the Documents and manifested in favor of the approval by the Annual General Meeting of the Shareholders of the Company to be summoned.

The Fiscal Council Opinion was executed by Olavo Fortes Campos Rodrigues Júnior, Peter Edward Cortes Marsden Wilson and Laiza Fabiola Martins de Santa Rosa. I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, March 23, 2017.

Renata de Carvalho Fidale

Secretary

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

            Minutes of the Board of Directors’ Meeting held on March 23, 2017

1. Date, Time and Place: On March 23, 2017, at 5 p.m., in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: Present all members of the Company’s Board of Directors, instatement and approval quorum having been verified.

3. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The members of the Board of Directors attending the meeting unanimously and with no restrictions decided, as set forth in the terms of Article 142, V, Law 6,404/76 and Article 22 (m) of Company’s Bylaws, the Board of Directors recommend the approval, by Company’s shareholders, assembled in the annual shareholders’ general meeting, of (i) administration report and Company’s financial statements related to the fiscal year ended on 12.31.2016, along with explanatory notes and the accounting firm report, which issued an opinion with no reservations, dated as of March 23, 2017; and (ii) proposal of this Board of Directors for not carrying out dividends distribution, as Company has verified loss in the fiscal year ended on 12.31.2016.

5. Closing: With no further matters to be discussed, these minutes were prepared, approved and signed by all members of the Board of Directors. Signatures: Presiding Board: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary); Board members: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

Renata de Carvalho Fidale

Secretary

FOR IMMEDIATE RELEASE - São Paulo, March 23, 2017 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the quarter and year ended December 31, 2016.

GAFISA RELEASES
4Q16 AND 2016 RESULTS

SoS of launches reached 67.3% in 4Q16

Net cash generation of R$130.4 million in the quarter

Adjusted net loss of R$156.0 million in 4Q16 and
R$ 350.5 million in the year, excluding effect of Tenda’s sale transaction and adjustments in inventory and landbank

MANAGEMENT COMMENTS
AND HIGHLIGHTS

2016 was marked by continued macroeconomic challenges as the political and economic crisis significantly impacted the Brazilian real estate market. At Gafisa, our conservative new product development strategy and metropolitan focused business model allowed us to partially offset the headwinds we experienced during this period.

The middle and upper-middle income segments were the most affected by the economic recession in Brazil. In this context, Gafisa focused on improving its operational performance and business management, and prudently developed new projects despite current macroeconomic conditions.

In 4Q16, Gafisa evolved in the development activity, with three new projects/phases launched in São Paulo. These launches totaled R$299.4 million in PSV, bringing the yearly total of new product launches to R$920.8 million.

The Company’s assertiveness in the development and marketing of these launches resulted in a record sales speed of launches of 67.3% in 2016. It may also reflect a slight improvement in the consumer confidence index.

We would like to highlight Square Ipiranga’s average speed of sales, which was well above the recent industry average. Such evolution in the sales speed of launched projects is evidence of the Company’s success in improving its operating processes over the past years,  particularly in development, sales and construction.

Despite continued political and economic headwinds, the fourth quarter represented Gafisa’s best operating performance in 2016. In addition to improved sales results, with gross sales increasing 25.0% to R$455.7 million from the 3Q16, we noticed a reduction in the volume of dissolutions.

Net sales for the quarter totaled R$355.8 million, the highest quarterly sales volume in almost two years. In the second half of 2016, sales volumes were triple that of the first half.

                The volume of dissolutions in 4Q16, in turn, declined to its lowest level in the last two years, reaching R$99.9 million versus R$106.1 million in 3Q16 and R$125.3 million in 4Q15. The improvement in dissolutions is still modest, constrained by the economic recession. In 2016, cancelled PSV totaled R$508.8 million, in line with R$512.9 million recorded in 2015. While the level of dissolutions improved in the quarter, it continues to be impacted by current market conditions and the solid volume of projects delivered during the past 18 months.

Despite the good performance of projects launched in the period, the Gafisa segment’s SoS continues to be impacted by current market conditions, as reflected by low inventory sales volumes. However, SoS increased year-on-year to 16.8% in 4Q16, representing the highest level since 4Q13. In 2016, Gafisa’s SoS reached 31.5%.

The Company also remained focused on the sale of existing units. As a result, 29.4% of net sales in 4Q16 and 45.5% in 12M16 comprised products launched prior to the current year. Considering the higher volume of dissolutions related to legacy projects, however, net sales were still concentrated in more recent projects, impacting the segment’s revenues.

It is also important to note that this was the first quarter where backlog increased versus prior quarters, up 28.3% q-o-q, due to the good sales performance in the last quarter of the year and the maintenance of launch volumes over the past three years. This positive trend was evident in the third quarter, but became more prominent in the last quarter of the year.

Gafisa ended 2016 with 19 projects under construction, all on schedule and within the delivery timeframe, reinforcing Gafisa’s commitment to its clients.

Conservative cash management remained an important area of focus throughout the year. Gafisa delivered R$292.7 million in PSV in the fourth quarter of 2016, bringing the full year number to R$1.7 billion. The volume of transfers reached R$136.6 million in 4Q16 and R$515.3 million in 2016. These results show an appropriate level of control and operating efficiency. Despite current credit restrictions, Gafisa has an efficient transfer process, contributing to a 4Q16 cash generation result that reached   the highest level in three years.

As a result of this transfer performance and conservative cash management strategy, operating cash generation totaled R$150.8 million in the quarter and R$300.9 million in the year.

It is important to note that 55.6% of total finished inventory refers to commercial projects, due not only to the high volume of commercial projects delivered over the last 18 months, but also limited liquidity for this type of product.

Despite the first signs of stability in the market and the Company’s improved operating performance in the period, it will take time for better operating performance to be reflected in financial results, as the protracted recession has taken its toll on product pricing and inventory sales. The expectation of improved political and economic conditions over the next quarters, combined with a likely upturn in the middle and upper income segments, should allow a gradual recovery in the Company’s financial results over the next periods.

In view of these factors, we will maintain a conservative approach in early 2017, seeking to balance the placement of new products on the market, prioritizing those with higher liquidity to achieve an appropriate level of sales and profitability, and maintaining the focus on decreasing inventory.

The sale of Tenda’s shares, as announced on December 14, 2016, had the following effects on our financial results: (i) R$610.5 million impairment from discontinued operations; and (ii) R$90.3 million due to the reversal of deferred tax assets previously recorded, as a result of the fiscal loss generated by the transaction, resulting in an impact of R$680.3 million on net income for the quarter, excluding elimination effects and Tenda’s previous result.

Besides the impacts related to Tenda, adjusted gross profit in 4Q16 was impacted by R$159.9 million related to pricing adjustments on inventory commercial units, as the market price declined below accounting cost for commercial projects,  as a result of the market environment, and also to adjustments in the market value of certain land that will not be developed in the coming years. Excluding these non-recurring impacts, gross profit was R$54.7 million in the period, and R$203.2 million for the year.

Given the deconsolidation of Tenda, and the expected receipt of proceeds from the sale of the 50% stake in Tenda by May 2017, Gafisa's Shareholders' Equity was impacted excluding this cash consideration. The Net Debt/ Shareholders’ Equity ratio reached 71.8%, however at the conclusion of the transaction, Gafisa should receive approximately R$319.5 million in new funds, enabling the Company to reduce leverage and increase liquidity.

Net cash generation reached an impressive R$130.4 million in 4Q16 and R$70.0 million in 2016, underscoring management’s prudent financial management. We will continue to focus on cash generation and capital discipline in 2017. In this context, the Company was successful in reducing gross debt by R$268.6 million.

The end of 2016 marks the conclusion of a strategic shift for Gafisa, which commenced three years ago with the sale of our 70% interest in Alphaville. In February 2014, we initiated studies to separate the Gafisa and Tenda segments, a process which began when the Company’s management determined that these units would be more efficient and profitable if they operated independently, and culminating in the imminent Tenda spinoff.

We have reaped the benefits of Tenda’s business restructuring and the strategy to separate the business units. With a dedicated management team, Tenda refined its business model and positioned itself to benefit from the growth in the low-income market. At Gafisa, after the separation process and resulting cash inflow providing a greater cushion and balance in the capital structure, the segment will continue to focus on the middle and upper-middle income segments concentrated in the markets of São Paulo and Rio de Janeiro. The maintenance of launch volume over the past three years is already creating a foundation for future years’ results.

We will maintain our conservative approach in early 2017, seeking to balance the placement of new products on the market while remaining focused on inventory sales, both complete and under construction. Gafisa is navigating the challenging economic conditions to be well positioned for a potential upswing in the economy over the coming periods, while maintaining a conservative and balanced approach.

The Company continues to advance guided by capital discipline, its profitability goals, and value creation for shareholders.

The Management

STANDARDIZED FINANCIAL STATEMENTS 4Q16 AND 2016

We point out, as per Material Fact of December 14, 2016, informing on the signature of the agreement to sell up to 30% of shares issued by Tenda, and in line with CPC 31 – Non-Current Asset Held for Sale and Income from Discontinued Operation, the financial information in this report reflects the effects of the recording of Tenda as discontinued operation. In the case of the Income Statement, the results of December 31, 2015 were also restated for comparability purposes and the result is presented in a single amount (Discontinued Operation Result). Referring to balance sheet, the information related to Tenda is presented in single lines, both under assets and liabilities.

FINANCIAL RESULTS

▪  Operating cash generation totaled R$150.8 million in 4Q16 and R$300.9 million for the full year 2016. Net cash generation in the quarter was R$130.4 million, the highest level in 3 years, with an accumulated cash generation of R$70.0 million in the year.

▪  Gafisa’s 4Q16 net revenue recognized by the “PoC” method was R$263.8 million, a 25.1% decrease year-on-year but an increase of 1.7% from the previous quarter. In 12M16, net revenue was R$915.7 million, a 36.6% reduction compared with 12M15.

▪  Recurring adjusted gross profit for 4Q16 (excluding inventory and landbanks adjustments) was R$54.7 million compared to a gross profit of R$47.2 million in 3Q16 and R$127.4 million recorded in the past year. Based on the same criteria, adjusted gross margin reached 20.7%, compared to 17.6% in 3Q16, and 36.1% in 4Q15. For the full year, adjusted gross profit excluding this adjustments was R$203.2 million with a margin of 22.2%, compared to R$532.6 million in 12M15.

▪  Recurring Adjusted EBITDA (excluding inventory and landbanks adjustments) was negative R$0.3 million in the fourth quarter, up from negative EBITDA of R$15.7 million in 3Q16 and down from the positive result of R$49.9 million in 4Q15. Based on the same criteria, accumulated adjusted EBITDA for the year was  negative R$83.6 million, compared to a positive result of R$227.4 million in 2015.

▪  Recurring net income, excluding the impact of discontinued operations (Tenda), and the inventory and landbanks adjustments, which impacted the gross profit, was negative R$156.0 million in 4Q16 compared to a net loss of R$72.6 million in 3Q16 and a net profit of R$0.8 million in 4Q15. Year-to-date, based on the same criteria, the Company reported an adjusted net loss of R$350.5 million.

OPERATING RESULTS

▪  Consolidated sales over supply (SoS) reached 16.8% in 4Q16 compared to 11.5% in 3Q16 and 10.8% in 4Q15. On a trailing 12-month basis, Gafisa’s SoS was 31.5%.

▪  SoS of 4Q16 launches totaled 67.3%, one of the highest levels in the Company’s history.

▪  Consolidated inventory at market value decreased 11.1% q-o-q, to R$1.8 billion.

▪  Net pre-sales totaled R$355.8 million in 4Q16, an increase of 45.1% from the R$245.2 million recorded in 4Q15 and 37.7% increase compared to 3Q16. Consolidated sales from launches in the quarter represented 56.7% of the total, while sales from inventory comprised the remaining 43.3%. The Company reached R$810.5 million in net pre-sales in the full year.

▪  Overall Company launches were R$299.4 million in 4Q16, comprising 3 projects in the cities of São Paulo and Santos, a decrease of 21.3% compared to 4Q15 and 27.1% compared to last quarter. Launched volumes in the year totaled R$920.8 million.

▪  Throughout the fourth quarter, the Company delivered 3 projects/phases, totaling 416 units, accounting for R$292.7 million in PSV. In regards to 12M16, the company delivered 16 projects/phases and 3,747 units, accounting for R$1.7 billion in PSV.

RECENT EVENTS

UPDATE ON THE SEPARATION OF THE GAFISA AND TENDA UNITS

During 2016, Gafisa has continued working on the separation process of the Gafisa and Tenda business units. Since studies began in February 2014, several activities have been undertaken to enable these two business units to become independent, both from an operational viewpoint and in terms of capital structure.

In 4Q16, Gafisa initiated Tenda’s secondary tender offer, which did not materialize due to the turbulent market environment, and instead culminated in the sale of up to 30% of Tenda’s shares to the private equity firm Jaguar Growth Asset Management, LLC, at the price of R$8.13 per share. As part of this agreement, Gafisa’s shareholders, through the exercise of their preemptive rights to acquire Tenda’s shares at the same price per share determined in the transaction (R$8.13), will have the opportunity to acquire up to 50% of Tenda’s shares held thereby, considering an additional 20% related to Jaguar's offer.

As part of the agreement with Jaguar, Gafisa, as Tenda’s shareholder, approved on December 14, 2016 a capital reduction of R$100.0 million, without cancelling the shares and refunding the total amount to Gafisa, payable until December 31, 2018 and the remaining balance until December 31, 2019, with possibility of anticipation due to the cash performance. Thus, the potential cash receipt for Gafisa in the transaction context is of R$319.6 million.

REVERSE STOCK SPLIT AND CAPITAL REDUCTION

At the Extraordinary Shareholders’ Meeting held on February 20, 2017, Gafisa’s shareholders approved the reverse split of Gafisa’s shares, at a ratio of 13.483023074 to one share, as part of the procedures necessary to conduct Tenda’s spin-off process. Subsequently, a second Extraordinary Shareholders’ Meeting was held which approved Gafisa’s shareholders’ preemptive right in Tenda’s spin-off process and capital reduction, delivering to the Company’s shareholders one Tenda common share for each Gafisa common share held after the reverse split, excluding the treasury shares, which correspond to 50% of Tenda's shares. It is worth mentioning that, pursuant to prevailing laws, the capital reduction shall observe the 60-day term for creditors’ disagreement, as of the date of the meeting. As soon as that date lapses, the Company will inform the market.

PREEMPTIVE RIGHTS

Gafisa offered to its shareholders the preemptive right, at the proportion of their respective equity interest, to acquire up to 50% of the capital stock of Tenda for R$8.13 per share. All those registered as the Company’s shareholders as of March 16, 2017 were eligible to the Preemptive Right (after-hours trading).

The term to exercise the preemptive right shall be 30 days as of March 17, 2017 (inclusive), i.e., until April 15, 2017 (inclusive). The Company’s shareholders intending to trade their Preemptive Rights may do it once initiated the term to exercise, and they shall do it with the advance necessary, so that to allow that the subscription rights assigned still may be exercised within referred exercise term.

It is worth mentioning that the exercise of preemptive right is subject to the conclusion of Gafisa’s capital reduction (spin-off) and delivery of the remaining 50% of Tenda’s capital stock to its shareholders.

CONCLUSION OF OPERATION

Over the past three years, the Company was able to advance with several steps concerned with the effective separation of the Gafisa and Tenda administrative structures, so that both would be ready to carry on their operations independently. The conclusion of operations and resulting cash inflow deriving from this operation contribute to Gafisa’s improving liquidity condition and capital structure.

With the conclusion of the purchase and sale of Tenda’s shares, subject-matter of the agreement entered into with Jaguar, once all the conditions are met, Gafisa shall monetize a total amount of at least R$231.7 million, including an amount of R$100.0 million in Tenda capital reduction in favor of Gafisa, approved on December 14, 2016.

In addition, and as one of the precedent conditions mentioned above, we have the consolidation of corporate separation and resulting distribution of 50% of Tenda’s shares to Gafisa’s shareholders base, envisaging relevant interest in Tenda’s capital stock after the operation is concluded.

Therefore, Gafisa’s shareholder maximizes the capacity of generating value, due to the exposure to Tenda’s operating excellence, reduced risk level, a consistent level of profitability, expansion plan and development of businesses in the economic segment.

If the 20% additional to the offer submitted by Jaguar is also sold within the context of this operation, Gafisa will receive additional funds of R$87.8 million, reaching an overall amount of R$319.5 million in this operation.

The conclusion of this operation and resulting distribution of Tenda’s capital stock to Gafisa’s shareholders, settles the final stage of a process initiated in 2011, with the development of a new strategic plan for Gafisa and Tenda; sale of 70% equity interest in Alphaville which improved Gafisa’s liquidity condition and capital structure, and finally, the effective operational and corporate separation between the Gafisa and Tenda business units. The Company’s Management estimates that the conclusion of this process over the upcoming months and the resulting new corporate structure will deliver to Gafisa’s shareholders a valuable opportunity to capture the potential of the Brazilian real estate market by means of operating strength, brand recognition and strategic consolidation of both business units.

TENDA EARNINGS RELEASE – 4Q16 AND 2016

On March 13, 2017, Construtora Tenda S.A published its annual financial statements for the twelve-month period ended December 31, 2016, accompanied by the auditors' review report ( "DFP Tenda").

The DFP Tenda and the Earnings Release are available on the CVM (www.cvm.gov.br) and the Company (www.gafisa.com.br/ir and ir.tenda.com) websites.

GAFISA

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices above R$250,000.00. 00.

Operating Results | Launches and Pre-Sales

Fourth quarter launches totaled R$299.4 million and consisted of 2 projects/phases in São Paulo and 1 project in Santos. The sales speed of these launches reached 67.3%, the highest level of sales from launches in recent years. In the year, Gafisa launched 10 projects and reached R$920.8 million.

Table 1 – Launches and Pre-sales (R$ 000)

	4Q16	3Q16	Q/Q(%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
Launches	299,417	410,966	-27%	380,270	-21%	920,846	996,316	-8%
Pre- Sales	355,771	258,332	38%	245,196	45%	810,464	914,796	-11%

Despite continued political and economic headwinds in Brazil, and the resulting impact on inventory pricing, the Company’s 4Q16 sales performance improved relative to previous quarters, mainly due to the better performance of launches in the period. Fourth quarter gross pre-sales in the Gafisa segment totaled R$455.7 million. Dissolutions in 4Q16 were R$99.9 million, yielding total net pre-sales of R$355.8 million, up 37.7% q-o-q and 45.1% y-o-y, due mainly to the strong sales performance of products launched in the fourth quarter, representing 56.7% of net pre-sales in the period.

 Year to date, net pre-sales totaled R$810.5 million. Of the total, 54.5% relate to sales of launches in 2016, which have lower evolution.

The Company’s SoS for the last twelve months reached 31.5% compared to 31.1% in 2015. In the 4Q16, SoS reached its highest level since 4Q13, totalling 16.8% compared to 11.5% in 3Q16 and 10.9% in 4Q15.

Dissolutions

The macroeconomic uncertainty and economic recession observed in 2016 have directly impacted consumer confidence and, accordingly, the level of gross sales and dissolutions. In this context, the level of dissolutions in the Gafisa segment reached R$99.9 million in 4Q16, the lowest level in 24 months. Dissolutions have decreased from R$106.1 million in 3Q16 and R$125.3 million in 4Q15. In the year, the total volume of dissolutions was R$508.8 million.

The total dissolutions in the quarter represent 218 Gafisa cancelled units, out of which 144 units, representing R$61.9 million (62%), were resold within the period. Year-to-date, 931 units were cancelled, with the resale of 536 units in the same period, totaling R$260.8 million.

Over the last three years, the Company has been working on initiatives to strengthen the credit review component of its sale process. In doing so, the Company intends to reduce the level of dissolutions throughout the construction and delivery cycle. A comprehensive credit review at the time of sale has generated a more efficient process for transferring Gafisa customers to financial institutions, even amid an unfavorable economic environment. For example, only 7.6% of those who asked for transfers in 12M16 were rejected by the bank’s credit analysis (i.e. out of the 1,281 units asking for transfers, only 97 were not accepted).

In recent quarters the Company has been able to reduce the level of dissolutions by allowing customers facing financial pressure to swap their units for those that better match their financial position.  This exchange process reflects the flexibility of Gafisa’s product portfolio. In 2016, R$132.6 million in new sales were to customers who opted for swaps.

Inventory

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched prior to 2016 represented 45.5% of net sales in the year.

The market value of inventory decreased by 11.1% q-o-q and 13.3% y-o-y to R$1.8 billion. The reduction reflects the sale of units in the period, and price adjustments on some projects in inventory, in keeping with current market dynamics.

Table 2 – Inventory at Market Value (R$ 000)

	Inventories EoP 3Q16	Launches	Dissolutions	Gross Sales	Adjustments¹	Inventories EoP 4Q16	Q/Q (%)
São Paulo	1,518,820	299,417	76,423	(397,850)	(128,171)	1,368,639	-9.9%
Rio de Janeiro	416,430	-	20,162	(54,123)	(37,866)	344,603	-17.2%
Other Markets	45,258	-	3,383	(3,766)	2,044	46,919	3.7%
Total	1,980,508	299,417	99,968	(455,739)	(163,993)	1,760,161	-11.1%

1) Period Adjustments reflect the updates related to the project scope, launch date and pricing update in the period

In regards to Gafisa’s inventory, approximately 66% or R$1.2 billion is concentrated in projects to be delivered after 4Q17 and will not significantly increase the segment’s inventory of finished units in the short term. This component of inventory totaled R$592.6 million in 4Q16 or 34% of the total.

Commercial projects account for approximately 55.6% of Gafisa’s total volume of finished projects. This reflects not only the high volume of commercial projects delivered during the last 18 months, but also low liquidity on these projects at present.

Inventory from projects launched outside core markets, which is comprised exclusively of finished units, represented R$46.9 million or 2.7% of total inventory, a decrease of 35.5% when compared to R$72.7 million in 4Q15 but up 3.7% from 3Q16. The Company estimates that through the beginning of 2018, it will have monetized a large portion of its inventory in non-core markets, based on the strong sales observed in these markets over the past few quarters.

Table 3 – Inventory at Market Value- Work Status - POC (R$ 000)

	Not Initiated	Up to 30% built	30% a 70% built	More than 70% built	Finished Units	Total 4Q16
São Paulo	-	47,398	859,351	182,504	279,386	1,368,639
Rio de Janeiro	-	5,256	44,964	28,074	266,309	344,603
Other Markets	-	-	-	-	46,919	46,919
Total	-	52,654	904,315	210,578	592,614	1,760,161

1) Inventory at market value includes projects in partnership. This index is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36

Inventory Delivery Schedule

Landbank

The Company’ landbank, with a PSV of R$4.8 billion, represents 38 potential projects/phases, and corresponds to nearly 10.9 thousand units. 62% of potential projects/phases are located in São Paulo and 38% are located in Rio de Janeiro. The largest portion of land acquired through swap agreements is located in Rio de Janeiro, bringing the total percentage of land acquired through swaps to 60%.

Table 4 - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	3,019,766	48.8%	48.8%	0.0%	7,217	7,888
Rio de Janeiro	1,819,493	72.5%	72.5%	0.0%	2,967	3,021
Total	4,839,259	60.1%	60.1%	0.0%	10,184	10,909

1) The swap percentage is measured compared to historical cost of land acquisition.

2) Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ stake in the project.

Table 5 - Changes in the Landbank (3Q16 x 4Q16 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	3,321,410	-	(299,417)	-	(2,227)	3,019,766
Rio de Janeiro	1,813,527	-	-	-	5,966	1,819,493
Total	5,134,937	-	(299,417)	-	3,739	4,839,259

In 4Q16, the Company did not acquire new landbank. The quarterly adjustments reflect updates related to project scope, expected launch date and other adjustments to landbank in the period.

Gafisa Sales

Gafisa Vendas, the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro, accounted for 59% of gross sales in 12M16. Gafisa Vendas currently has a team of 480 highly trained, dedicated consultants, in addition to an online sales force.

Delivered Projects

During 4Q16, 3 projects totaling 416 units were delivered, accounting for R$292.7 million in PSV. In 2016, 16 projects/phases totaling 3,747 units were delivered, accounting for R$1.7 billion in PSV. Currently, Gafisa has 19 projects under construction, all of which are on schedule according to the Company’s business plan.

Table 6 – Breakdown of Delivered Projects 2016 (R$ 000)

	Residential	Commercial	Total
São Paulo	1,074,267	395,470	1,469,737
Rio de Janeiro	189,601	86,225	275,826
Total	1,263,868	481,695	1,745,563

Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process, in an attempt to achieve higher rates of return on invested capital. Currently, the Company’s strategy is to transfer 90% of eligible units in a 90-day period after the delivery of the project. In accordance with this policy, transfers totaled R$136.6 million in PSV in the fourth quarter.

Table 7 – Delivered Projects (R$ 000 and %)

	4Q16	3Q16	Q/Q(%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
PSV Transferred ¹	136,608	126,013	8%	241,800	-44%	515,341	763,289	-32%
Delivered Projects	3	7	-57%	8	-63%	16	18	-11%
Delivered Units	416	1,899	-78%	1,641	-75%	3,747	4,986	-25%
Delivered PSV²	292,736	935,678	-69%	1,027,824	-72%	1,745,563	2,374,541	-26%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV = Potential sales value of delivered units.

Financial Results

Revenue

4Q16 net revenues totaled R$263.8 million, down 25.1% y-o-y and 1.7% q-o-q. 4Q16 revenues were impacted by the mix of net sales, with a higher concentration of sales of launches, and consequently lower revenue recognition. In 12M16, net revenue reached R$915.7 million, a 37% decrease compared to 12M15.

                In the quarter, 100% of revenues derived from projects located in Rio de Janeiro and São Paulo. The table below provides additional details.

Table 8 – Revenue Recognition (R$ 000)

	4Q16				4Q15
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2016	251,151	71%	29,772	11%	-	-	-	-
2015	54,754	15%	58,148	22%	129,227	53%	53,411	15%
2014	14,391	4%	83,746	32%	47,434	19%	96,876	27%
2013	21,414	6%	62,690	24%	50,322	21%	95,112	27%
≤ 2012	14,061	4%	29,461	11%	18,212	7%	107,025	31%
Total	355,771	100%	263,817	100%	245,196	100%	352,424	100%
SP + RJ	355,388	100%	264,958	100%	239,205	98%	347,715	99%
Other Markets	383	0%	(1,141)	0%	5,991	2%	4,709	1%

Gross Profit & Margin

In 4Q16, provisions of R$159.9 million were recorded as a result of: (i) pricing adjustments of units in inventory, with sales value below the accounting cost, heavily concentrated in commercial developments, as a result of the current market price level; and (ii) market value adjustment of some lots of our landbank not included in the Company's launch plan for the coming years. These adjustments generated a direct impact on Gafisa's gross profit and gross margin in the period. As a result, gross profit in the quarter was negative R$144.0 million, down from positive R$1.0 million in 3Q16 and R$84.2 million in the previous year. Based on the same criteria, excluding the effects mentioned above, recurring adjusted gross profit was R$54.7 million in 4Q16 and R$203.2 million in 12M16.

In addition to the factors mentioned before, gross margin in 4Q16 also reflects the accounting impact of increased recording of financial costs in recently launched projects which presented good sales speed. In these projects, the suspensive clause - reflecting the accounting conventions which recognize financial costs in line with the percentage sold, and not in line with the work-in-progress evaluation according to the PoC method - was effective within the same period.

It is worth noting that the negative adjustments recorded in 4Q16 reflect the current macroeconomic condition and its impact of real estate prices. Considering expectations for improved economic conditions in Brazil over the next 2 years, it is possible that the price of these assets will recover and the provisions will be partly reversed. The table below contains more details on the breakdown of Gafisa’s 4Q16 gross margin.

Table 9 – Gross Margin (R$ 000)

	4Q16	3Q16	Q/Q (%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
Net Revenue	263,817	268,271	-2%	352,424	-25%	915,698	1,443,357	-37%
Gross Profit	(144,018)	963	-	84,191	-	(113,515)	381,436	-
Gross Margin	-54.6%	0.4%	-5,500 bps	23.9%	-7,850 bps	-12.4%	26.4%	-3,880 bps
(-) Financial Costs	38,792	46,258	-16%	43,201	-10%	156,812	151,185	4%
Adjusted Gross Profit¹	(105,228)	47,221	-	127,392	-	43,295	532,621	-92%
Adjusted Gross Margin¹	-39.9%	17.6%	-5,750 bps	36.1%	-7,600 bps	4.7%	36.9%	-3,220 bps
(-) Inventory and Landbank Adjustments²	159,931	-	-	-	-	159,931	-	-
Recurring Adjusted Gross Profit¹ ²	54,703	47,221	16%	127,392	-57%	203,226	532,621	-62%
Recurring Adjusted Gross Margin¹ ²	20.7%	17.6%	310 bps	36.1%	1,540 bps	22.2%	36.9%	-1,470 bps

1)  Adjusted by capitalized interests.

2) Pricing adjustments to inventory units, related to current market prices level and to historical cost update at market value in some lots of our landbank.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$65.8 million in 4Q16, up 18.8% y-o-y and 25.9% q-o-q. In the year, these expenses totaled R$201.5 million, up 3.1% from R$195.4 million in the past year.

Selling expenses decreased 13.3% when compared to 4Q15 and increased 34.6% sequentially, due to the recording of expenses related to 3Q16 launches in this quarter and also to current market conditions requiring higher sales and marketing investments to stimulate demand. In 2016, selling expenses decreased 3.1% compared to 2015.

The Company’s general and administrative expenses reached R$32.5 million in 4Q16, up 18.0% compared to the previous quarter and 91.2% compared to 4Q15, and was impacted by the following factors: (i) R$2.7 million due to severance pay and indemnity expenses as part of a year-end corporate restructuring; (ii) R$2.9 million referring to final expenses related to the separation of the Gafisa and Tenda units’ IT structure; and (iii) net effect of R$9.3 million related to reversal of provision for profit sharing recorded in 2015. In 2016, SG&A sales expenses reached R$106.6 million, compared to R$97.9 million in the previous year. In 4Q16, the R$6.2 million in provisions recorded are in line with the curve established at the beginning of the year, with the accounting record of such provision made in an uniform manner throughout the quarters. In 2016, G&A expenses reached R$106.6 million compared to  R$97.4 million in the previous year.

Considering the same basis of comparison and excluding the non-recurring impacts mentioned above, general and administrative (G&A) expenses came to R$17.7 million in 4Q16, in line with 4Q15; G&A totaled R$91.7 million in 2016, down 6.0% year-on-year. SG&A levels reflect the Company's commitment to improving operational efficiency and achieving a level of costs and expenses that is consistent with its business cycle and current economic outlook.

Table 10 – SG&A Expenses (R$ 000)

	4Q16	3Q16	Q/Q (%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
Selling Expenses	(33,254)	(24,701)	35%	(38,338)	-13%	(94,946)	(97,949)	-3%
G&A Expenses	(32,515)	(27,544)	18%	(17,004)	91%	(106,585)	(97,442)	9%
Total SG&A Expenses	(65,769)	(52,245)	26%	(55,342)	19%	(201,531)	(195,391)	3%
Launches	299,417	410,966	-27%	380,270	-21%	920,846	996,316	-8%
Net Pre-sales	355,771	258,332	38%	245,196	45%	810,464	914,796	-11%
Net Revenue	263,817	268,271	-2%	352,424	-25%	915,698	1,443,357	-37%

Other Operating Revenues/Expenses reached R$30.0 million in 4Q16, ending 2016 at R$79.0 million compared to R$107.6 million in the previous year, due to the impact of expenses related to lawsuits. A higher volume of deliveries over the past four years, due to the delivery of delayed projects in non-core regions, led to an increase in the level of contingencies.

The Company continues to be proactive in mitigating risks associated with potential contingencies. As a result, the Gafisa segment continues to concentrate its operations only in the metropolitan regions of São Paulo and Rio de Janeiro. This strategic geographic positioning, combined with improved internal processes, is expected to result in fewer future legal claims and a subsequent decrease in the amount of expenses related to contingencies in the following years.

The table below contains more details on the breakdown of this expense.

Table 11 – Other Operating Revenues/Expenses (R$ 000)

	4Q16	3Q16	Q/Q (%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
Litigation Expenses	(26,255)	(13,278)	98%	(23,087)	14%	(70,798)	(91,193)	-22%
Expenses related to the update of AUSA Stock Option Plan balance	-	-	-	-	-	(3,401)	-	-
Other	(4,683)	(1,243)	277%	(4,042)	16%	(4,793)	(16,441)	-71%
Total	(30,938)	(14,521)	113%	(27,129)	14%	(78,992)	(107,634)	-27%

Adjusted EBITDA

Recurring Adjusted EBITDA was negative R$160.2 million in 4Q16, totaling negative R$245.3 million in the year.

Excluding the effects of the Tenda transaction and the adjustments to inventory units and landbank, recurring EBITDA was negative R$0.3 million in 4Q16 compared to negative R$15.9 million in 3Q16 and positive R$49.9 million in 4Q15. Based on the same criteria, 2016 adjusted EBITDA was negative R$83.6 million, compared to a positive result of R$227.4 million in 2015.

Compared to 4Q15, 4Q16 Recurring Adjusted EBITDA was mainly impacted by the following factors: (i) lower level of revenues due to the sales mix with higher concentration in projects launched in the quarter; (ii) lower gross profit in the quarter due to the weak current market environment; and (iii) higher levels of SG&A expenses.

As a reminder, Gafisa’s Adjusted EBITDA does not include the results of discontinued operations (Tenda) and equity income from Alphaville.

Table 12 -  Adjusted EBITDA (R$ 000)

	4Q16	3Q16	Q/Q (%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
Net Income	(999,308)	(72,622)	1276%	826	-	(1,163,596)	74,449	-
Discontinued Operation Result ¹	(683,360)	(16,554)	-	(9,566)	-	(653,156)	36,218	-
Inventory and landbanks Adjustments²	(159,931)	-	-	-	-	(159,931)	-	-
Adjusted Net Income¹ ²	(156,017)	(89,176)	132%	10,392	-	(350,509)	38,231	-
(+) Financial Results	15,582	5,910	164%	15,368	1%	25,679	50,422	-49%
(+) Income Taxes	67,785	1,076	6200%	(1,829)	-	9,760	656	1388%
(+) Depreciation & Amortization	10,560	8,180	29%	7,804	35%	33,892	32,585	4%
(+) Capitalized interests	38,792	46,258	-16%	43,201	-10%	156,812	151,185	4%
(+) Expense w Stock Option Plan	1,313	2,316	-43%	1,966	-33%	6,821	7,825	-13%
(+) Minority Shareholders	(171)	588	-129%	(340)	-50%	1,871	(3,468)	-154%
(-) AUSA Income Effect	21,892	9,158	139%	(26,704)	-182%	32,122	(50,043)	-
Recurring Adjusted EBITDA³	(264)	(15,690)	983%	49,858	-	(83,552)	227,393	-
(+) Inventory and Landbanks Adjustments²	(159,931)	-	-	-	-	(159,931)	-	-
Adjusted EBITDA[4]	(160,195)	(15,690)	-921%	49,858	-	(243,483)	227,393	-
Net Revenue	263,817	268,271	-2%	352,424	-25%	915,698	1,443,357	-37%
Recurring Adjusted EBITDA Margin	-0.1%	-5.9%	-60 bps	14.1%	-1,420 bps	-9.1%	15.8%	-670 bps
Adjusted EBITDA Margin	-60.7%	-5.9%	-6,660 bps	14.1%	-7,480 bps	-26.6%	15.8%	-4,240 bps

1)  Sale of Tenda shares.

2)  Pricing adjustments to inventory units, related to current market prices level and to historical cost update at market value in some lots of our landbank.

3)  Adjusted by notes 1 and 2, by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income.

4)  Adjusted by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income.

Depreciation and Amortization

Depreciation and amortization in 4Q16 reached R$10.6 million, up 29.1% over 3Q16 and 35.3% compared to 4Q15, effect of higher depreciation with sales booths and IT equipment In 2016, depreciation and amortization totaled R$33.9 million compared to R$32.6 million in 2015, which is in line with the current level of Company’s operations.

Financial Result

4Q16 net financial result was negative R$15.6 million, compared to negative R$5.9 million in 3Q16, and R$15.4 million in 4Q15. Financial revenues were down 41.8% year-on-year, totaling R$9.9 million, due to the lower balance of funds available in the period. Financial expenses reached R$25.5 million, compared to R$32.4 million in 4Q15, due to lower gross debt and a higher share of project-related debt versus corporate debt, resulting in lower funding costs.

The full year net financial result was negative R$25.7 million, compared to a net loss of R$50.4 million in the prior year. It is worth mentioning that the 2016 result included the benefit of the mark-to-market of hedging operations against IPCA and CDI-indexed debts.

Taxes

Income taxes, social contribution and deferred taxes for 4Q16 amounted to an expense of R$93.4 million, impacted by R$90.3 million due to the reversal of tax credits previously recorded, in view of impact of the result from discontinued operation (Tenda) over net income for the year. In 2016, income tax, social contribution and deferred taxes expenses totaled R$100.1 million or R$9.8 million, excluding the abovementioned impact.

Recurring Net Income

The Company ended 4Q16 with adjusted net loss of R$156.0 million, excluding the impact related to discontinued operations (Tenda) which totaled R$683.4 million1 and were recorded in the last quarter of the year, as well as inventory and landbank adjustments which totaled R$159.9 million and impacted gross profit. Excluding equity income from AUSA, the Company recorded adjusted net loss of R$134.1 million, compared to a net loss of R$63.5 million in 3Q16. In 2016, and based on the same criteria, the Company recorded adjusted net loss of R$350.5 million. Excluding equity income from Alphaville, the Company recorded adjusted net loss of R$318.4 million.

In addition to the factors mentioned above, the year’s results were affected by: (i) lower level of revenues due to higher volume of dissolutions from legacy units, impacting revenues; (ii) sales mix with higher concentration in projects launched in 2016, and accordingly, lower ability of generating revenue; and (iii) current market conditions which impact products price and accordingly, gross profit.

Table 13 – Effects in Net income - (R$ 000)

Gafisa	4Q16	2016
Net Income	(999,308)	(1,163,596)
( - ) AUSA Equity	(21,892)	(32,122)
( - ) Inventory and landbank adjustments	(159,931)	(159,931)
( - ) Tenda Result	17,065	47,269
( - ) Impairment Tenda Operation	(610,105)	(610,105)
( - ) Adjustment Deferred Income Tax	(90,320)	(90,320)
Net Income Ex-Operation	(134,125)	(318,387)

Table 14 – Net Income - (R$ 000)

	4Q16	3Q16	Q/Q (%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
Net Revenue	263,817	268,271	-2%	352,424	-25%	915,698	1,443,357	-37%
Gross Profit	(144,018)	963	-	84,191	-	(113,515)	381,436	-
Gross Margin	-54.6%	0.4%	-5,500 bps	23.9%	-7,850 bps	-12.4%	26.4%	-3,880 bps
Inventory and Landbanks Adjustments¹	(159,931)	-	-	-	-	(159,931)	-	-
Recurring Adjusted Gross Profit¹	54,703	47,221	16%	127,392	-57%	203,226	532,621	-62%
Recurring Adjusted Gross Margin²	20.7%	17.6%	310 bps	36.1%	1,540 bps	22.2%	36.9%	-1,470 bps
Recurring Adjusted EBITDA³	(264)	(15,690)	983%	49,858	-	(83,552)	227,393	-
Recurring Adjusted EBITDA Margin	-0.1%	-5.9%	-60 bps	14.1%	-1,420 bps	-9.1%	15.8%	-670 bps
Income from Discontinued Operation [4]	(683,360)	-	-	-	-	(653,156)	-	-
Adjusted Net Income [5]	(156,017)	(72,622)	-115%	826	-	(350,509)	74,449	-
( - ) Equity income from Alphaville	(21,892)	(9,158)	-139%	26,704	-	(32,122)	50,043	-
Adjusted Net Income (ex-AUSA)	(134,125)	(63,464)	-111%	(25,878)	-418%	(318,387)	24,406	-

1) Pricing adjustments to inventory units, related to current market prices level and to historical cost update at market value in some lots of our landbank.

2) Adjusted by note 1 and by capitalized interests.

3) Adjusted by notes 1 and 2, by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income.

4) Sale of Tenda shares.

5) Adjusted by notes 1 and 4.

[1] Accounting Impairment + Tenda Result + Reversal of deferred tax asset. More information and reconciliation in Tables 20 and 21.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method increased year-over-year to R$190.9 million in 4Q16. The consolidated margin was 37.7% in the quarter, compared to 38.7% posted in last year’s fourth quarter.

It is worth mentioning that this is the first quarter when future income is higher than previous quarters, with a 28.3% increase compared to 3T16, due to the maintenance of launches volume over the past three years and the Company’s assertiveness. Such variation was already seen in the third quarter, but came stronger in the last quarter of the year.

Table 15 – Backlog Results (REF) (R$ 000)

	4Q16	3Q16	Q/Q(%)	4Q15	Y/Y(%)
Backlog Revenues	505,991	394,475	28%	497,561	2%
Backlog Costs (units sold)	(315,061)	(251,151)	25%	(305,206)	3%
Backlog Results	190,930	143,324	33%	192,355	-1%
Backlog Margin	37.7%	36.3%	140 bps	38.7%	-100 bps

                                  1) Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

      2) Backlog results comprise the projects restricted by condition precedent.

We point out, as per Material Fact of December 14, 2016, informing on the signature of the agreement to sell up to 30% of shares issued by Tenda, and in line with CPC 31 – Non-Current Asset Held for Sale and Income from Discontinued Operation, the financial information in this report reflects the effects of the disclosure as a discontinued operation relating to Tenda. In the case of the Income Statement, the results of December 31, 2015 were also restated for comparability purposes and the result is presented in a single amount (Discontinued Operation Result). Referring to balance sheet, the information related to Tenda is presented in single lines, both under assets and liabilities.

Balance Sheet

Cash and Cash Equivalents and Securities

On December 31, 2016, cash and cash equivalents and marketable securities totaled R$253.2 million, down 58.5% from September 30, 2016, reflecting Tenda allocation to Asset Held for Sale.

Receivables

At the end of 4Q16, total accounts receivable totaled R$1.5 billion, a decrease of 17.4% compared to R$1.8 billion in 4Q15,  taking into consideration only Gafisa balances.

The Company had approximately R$408.2 million in accounts receivable from finished units by the end of the year.

Table 16. Total Receivables (R$ 000)

	4Q16*	3Q16	Q/Q(%)	4Q15	Y/Y(%)
Receivables from developments (off balance sheet)	525,159	688,984	-24%	792,968	-34%
Receivables from PoC- ST (on balance sheet)	722,640	1,129,351	-36%	1,395,273	-48%
Receivables from PoC- LT (on balance sheet)	271,322	440,056	-38%	407,091	-33%
Total	1,519,121	2,258,391	-33%	2,595,332	-41%

*Considers only Gafisa.

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

Operating cash totaled R$150.8 million in 4Q16, effect of: (i) higher level of revenue related to sales of 4Q16 launches; (ii) less financial disbursement with the development of landbank, and; (iii) greater efficiency in the process, leading to lower cash disbursements. The good operating cash flow resulted in a net cash generation of R$130.4 million in the period. The volume of transferred/received units sold to financing agents reached R$136.6 million.

In the year, the Company reported operating cash generation of R$300.9 million, with net cash generation of  R$70.0 million. This result does not include the disbursement related to the share buyback program carried out in the period.

Table 17. Cash Generation (R$ 000)

	4Q15[1]	1Q16	2Q16	3Q16	4Q16
Availabilities[2]	478,037	457,154	304,351	355,389	253,180
Change in Availabilities[2] (1)	-	(20,883)	(152,803)	51,038	(102,210)
Total Debt + Investor Obligations	1,907,358	1,914,131	1,807,989	1,853,755	1,638,804
Change in Total Debt + Investor Obligations (2)	-	6,773	(106,142)	45,766	(214,951)
Other Investments	210,761	210,761	218,956	219,454	237,109
Change in Other Investments (3)		-	8,195	498	17,654
Cash Generation in the period (1) - (2) + (3)		(27,656)	(38,466)	5,770	130,396
Cash Generation Final		(27,656)	(66,122)	(60,352)	70,044

1) The 4Q15 data refer only to the final balance of the period in order to assist in the reconciliation of the balance changes in 2016

2) Cash and cash equivalents, and short-term investments.

Liquidity

At the end of December 2016, the Company’s Net Debt/ Shareholders’ Equity ratio reached 71.8% compared to 49.3% in the previous quarter, reflecting the allocation of Tenda as Asset Held for Sale, and consequent impact on Shareholders' Equity. Excluding project finance, the Net Debt/ Shareholders’ Equity ratio was 3.3%.

Strong cash generation has enabled the Company to reduce its indebtedness. At the end of 4Q16, the  Company's gross debt reached R$1.6 billion, decreasing 20.2% q-o-q and 24.0% y-o-y. In the 4Q16, the Company amortized R$303.6 million in debt, of which R$173.6 million was project finance and R$130.0 million corporate debt. In the same period, a total of R$43.1 million was disbursed, allowing for a net amortization of R$260.5 million.

Throughout the year, new releases of R$438.9 million took place, of which R$373.9 million related to project debt and R$65.0 million related to corporate debt, while payments totaled R$953.0 million, thus allowing a net amortization in the year of R$514.1 million.

Table 18. Debt and Investor Obligations (R$ 000)

	4Q16*	3Q16	Q/Q(%)	4Q15	Y/Y(%)
Debentures - FGTS (A)	302,363	492,498	-39%	654,445	-54%
Debentures – Working Capital (B)	148,905	167,448	-11%	203,513	-27%
Project Financing SFH – (C)	1,022,038	1,188,494	-14%	1,161,707	-12%
Working Capital (D)	164,261	201,571	-19%	131,128	25%
Total (A)+(B)+(C)+(D) = (E)	1,637,567	2,050,011	-20%	2,150,793	-24%
Investor Obligations (F)	1,237	3,143	-61%	4,895	-75%
Total Debt (E)+(F) = (G)	1,638,804	2,053,154	-20%	2,155,688	-24%
Cash and Availabilities (H)	253,180	609,898	-58%	712,311	-64%
Net Debt (G)-(H) = (I)	1,385,624	1,443,256	-4%	1,443,377	-4%
Equity + Minority Shareholders (J)	1,930,453	2,928,749	-34%	3,097,236	-38%
(Net Debt) / (Equity) (I)/(J) = (K)	71.8%	49.3%	2,250 bps	46.6%	2,520 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	3.2%	-8.1%	1,130 bps	-12.0%	1,520 bps

*Considers only Gafisa.

1) Cash and cash equivalents and short-term investments.

The Company ended 2016 with R$920.5 million in total debt maturing in the short term. It should be noted, however, that 90.8% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 15.05% p.y., or 116.87% of the CDI.

Table 19. Debt Maturity

(R$ 000)	Average Cost (p.y.)	Total	Until dec/17	Until Dec/18	Until Dec/19	Until Dec/20	After Dec/20
Debentures - FGTS (A)	TR + 9.00% - 10.38%	302,363	302,363	-	-	-	-
Debentures – Working Capital (B)	CDI + 1.90% / IPCA + 7.96% - 8.22%	148,905	11,776	94,316	21,404	21,409	-
Project Financing SFH (C)	TR + 8.33% - 11.82% / 120.0% - 129.0% CDI	1,022,038	534,555	393,501	59,763	27,126	7,093
Working Capital (D)	CDI + 3.00% / CDI + 3.95% / CDI + 4.25% / 125.0% CDI / INCC	164,261	135,999	28,262	-	-	-
Total (A)+(B)+(C)+(D) = (E)		1,637,567	984,693	516,079	81,167	48,535	7,093
Investor Obligations (F)	CDI + 0.59%	1,237	1,237	-	-	-	-
Total Debt (E)+(F) = (G)		1,638,804	985,930	516,079	81,167	48,535	7,093
% of Total Maturity per period			60.2%	31.5%	5.0%	3.0%	0.4%
Project debt maturing as % of total debt ((A)+ (C))/(G)			84.9%	39.9%	6.1%	2.8%	0.7%
Corporate debt maturing as % of total debt ((B)+(D)+(F))/(G)			15.1%	23.8%	26.4%	44.1%	0.0%
Ratio Corporate Debt / Mortgage		19.2% / 80.8%

Impacts of Tenda Operation

 Summary

According to the Material Fact released on December 14, 2016, on that date the Company entered into a stock purchase agreement with Jaguar Growth Asset Management, LLC, aiming at the sale of up to 30% of shares issued by Tenda, at the price of R$8.13 per share, representing, within the context of operation, a cash inflow for Gafisa of R$231.7 million. It is worth mentioning that the implementation of referred transaction is subject to the verification of certain conditions precedent.

In view of the aforementioned, and pursuant to prevailing laws and accounting practices, the execution of such agreement gave rise to few accounting impacts on 4Q16 financial results, as pointed out below:

                                                                      Tables 20 and 21. Main impacts (R$ 000)

Balance Sheet after operation effects	4Q16
Gross Debt	1,638,804
Cash	253,180
Net Debt	1,385,624
Shareholders’Equity + Minority	1,930,453
Net Debt / SE	71.8%
Result after operation effects	4Q16	2016
Discontinued Operation Impairment	(610,105)	(610,105)
Tenda Result	17,065	47,269
Reversal of Deferred Tax Asset	(90,320)	(90,320)
Result Discontinued Operation	(683,360)	(653,126)
Result ex-Discontinued Operation	(315,948)	(510,470)

                Result after operation effects

Gafisa’s financial result in 4Q16 was impacted by accounting effects generated by the execution of the stock purchase agreement with Jaguar Growth Asset Management, LLC. The total effect amounted to R$680.2 million, and was comprised by the following factors: (i) the price per share of Tenda, R$8.13, establishes a valuation of R$439.0 million for 100% of the share capital of Tenda, lower than Tenda’s shareholders’ equity (R$1.049 billion) and thus generating an impairment of R$610.1 million and; (ii) reversal of R$90.3 million as tax credits, previously recorded, due to the impact of the net result from this operation over the net income for the year; and (iii) additional elimination effects between accounts in consolidation (R$3.1 million).

It is worth mentioning that the impairment effect of R$610.1 million refers to 100% of Tenda’s shares. Out of this total, 50% of shares are being sold by Gafisa, within the context of the operation entered into with Jaguar and the offer of preemptive rights to shareholders, generating as final result, higher liquidity level and improvement of Gafisa’s capital structure. The remaining 50% of Tenda’s shares will be distributed to Gafisa’s shareholders by means of the capital reduction. Considering the price attributed to the sale of 50% (R$8.13 per share of Tenda), the capital reduction shall occur by the same price, i.e., the amount attributed to the capital reduction of shares representing 50% of Tenda’s capital was R$219 million. It is worth mentioning that Gafisa’s shareholders will receive these shares representing 50% of Tenda’s capital, which will then become a listed company at the stock exchange, allowing these shareholders to monetize them, according to their investment strategy, when they deem more appropriate. Taking into consideration the tax impact, the R$90.3 million refers to a reversal of a tax credit provision previously recorded, which was reversed in view of the significant impact of Tenda’s purchase and sale operation on the net income for the period, thus, not allowing to maintain such amount of deferred tax asset in the Company’s balance sheet. It is worth noting that despite the write-off of this current asset, this an accounting effect and eventually temporary, since in the future such deferred tax asset might constituted again, depending on the future outlook for the Company’s profitability.

Balance Sheet after operation effects

Additionally to the impact on results for the period, the operation of sale of Tenda’s shares, and its classification to “Asset Held for Sale”, also impacted Gafisa’s balance sheet, as follows: (i) reduced cash and cash equivalents to R$253.2 million and gross indebtedness to R$1.6 billion only referring to the Gafisa segment, and; (ii) shareholders’ equity reduction corresponding to the difference between  Tenda’s shareholders’ equity recognized in balance sheet and operationpricing, reducing Gafisa’s shareholders’ equity to R$1.9 billion, impacting leverage level (Net Debt/ Shareholders’ Equity), which ended 2016 at 71.8%. We point out that such leverage level is temporary, since upon conclusion of the transaction, Gafisa will have a cash inflow of up to R$319.5 million, thus, reducing its leverage level and underscoring the Company’s conservative cash management.

São Paulo, March 21, 2017

Alphaville Urbanismo SA releases its results for 2016.

Financial Results

In 2016, net revenues totaled R$716 million, 38% below the previous year, and net profit was R$108 million.

	4Q16	2016	4Q15	2015	4Q2016 vs. 4Q2015	2016 vs. 2015
Net revenue	161	716	388	1150	-59%	-38%
Net Income	- 74	-108	90	148	n/a	n/a
Margin	-46%	-15%	2%	13%

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-5266.

Gafisa’s Financial Statements

	4Q16	3Q16	Q/Q (%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
Net Revenue	263,817	268,271	-2%	352,424	-25%	915,698	1,443,357	-37%
Operating Costs	(407,835)	(267,308)	53%	(268,233)	52%	(1,029,213)	(1,061,921)	-3%
Gross Profit	(144,018)	963	-15055%	84,191	-271%	(113,515)	381,436	-130%
Gross Margin	-54.6%	0.4%	-5,500 bps	23.9%	-7,850 bps	-12.4%	26.4%	-3,880 bps
Operating Expenses	(153,811)	(82,568)	86%	(60,601)	154%	(362,747)	(295,595)	23%
Selling Expenses	(33,254)	(24,701)	35%	(38,338)	-13%	(94,946)	(97,949)	-3%
General and Administrative Expenses	(32,516)	(27,544)	18%	(17,004)	91%	(106,585)	(97,442)	9%
Other Operating Revenue/Expenses	(30,938)	(14,521)	113%	(27,129)	14%	(78,992)	(107,634)	-27%
Depreciation and Amortization	(10,560)	(8,180)	29%	(7,805)	35%	(33,892)	(32,585)	4%
Equity Income	(46,544)	(7,622)	511%	29,675	-257%	(48,332)	40,015	-221%
Operational Result	(297,831)	(81,605)	265%	23,590	-1363%	(476,264)	85,841	-655%
Financial Income	9,946	7,479	33%	17,076	-42%	58,439	77,306	-24%
Financial Expenses	(25,118)	(12,771)	97%	(30,548)	-18%	(80,986)	(121,207)	-33%
Net Income Before taxes on Income	(313,003)	(86,897)	260%	10,118	-3194%	(498,811)	41,940	-1289%
Deferred Taxes	(90,320)	-	-	8,011	-1227%	(89,358)	14,105	-734%
Income Tax and Social Contribution	(3,115)	(1,076)	189%	(6,184)	-50%	(10,722)	(14,763)	-27%
Net Income After Taxes on Income	(406,438)	(87,973)	362%	11,945	-3503%	(598,891)	41,282	-1551%
Continued Op. Net Income	(406,438)	-	-	-	-	(598,891)	-	-
Descontinued Op. Net Income	(610,105)	-	-	-	-	(610,105)	-	-
Non controlling interests	2,955	7,694	-62%	(1,873)	-258%	11,251	(2,847)	-495%
Net Income	(1,019,498)	(95,667)	966%	13,818	-7478%	(1,220,247)	44,129	-2865%

Tenda’s Financial Statements

	4Q16	3Q16	Q/Q (%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
Net Revenue	286,906	270,509	6%	206,822	39%	1,052,710	850,962	24%
Operating Costs	(190,983)	(179,579)	6%	(148,162)	29%	(729,705)	(605,584)	20%
Gross Profit	95,923	90,930	5%	58,660	64%	323,005	245,378	32%
Gross Margin	33.4%	33.6%	-18 bps	28.4%	507 bps	30.7%	28.8%	185 bps
Operating Expenses	(65,403)	(59,936)	9%	(64,937)	1%	(234,727)	(214,933)	9%
Selling Expenses	(25,394)	(25,554)	-1%	(18,348)	38%	(90,490)	(65,311)	39%
General and Administrative Expenses	(27,614)	(21,928)	26%	(20,723)	33%	(89,739)	(83,971)	7%
Other Operating Revenue/Expenses	(3,747)	(10,509)	-64%	(20,359)	-82%	(36,743)	(52,567)	-30%
Depreciation and Amortization	(3,180)	(2,889)	10%	(3,941)	-19%	(12,299)	(14,835)	-17%
Equity Income	(5,468)	944	-679%	(1,566)	249%	(5,456)	1,751	-412%
Operational Result	30,520	30,994	-2%	(6,277)	-586%	88,278	30,445	190%
Financial Income	3,391	6,471	-48%	7,051	-52%	27,257	46,825	-42%
Financial Expenses	(8,914)	(18,644)	-52%	(6,486)	37%	(47,300)	(41,051)	15%
Net Income Before taxes on Income	24,997	18,821	33%	(5,712)	-538%	68,235	36,219	88%
Deferred Taxes	651	(1,863)	-135%	(2,321)	-128%	(4,877)	3,313	-247%
Income Tax and Social Contribution	(8,583)	(1,022)	740%	(3,430)	150%	(16,089)	(9,835)	64%
Net Income After Taxes on Income	17,065	15,936	7%	(11,463)	-249%	47,269	29,697	59%
Non controlling interests	(3,125)	(7,109)	-56%	1,528	-305%	(9,382)	(623)	1406%
Net Income	20,190	23,045	-12%	(12,991)	-255%	56,651	30,320	87%

Consolidated Financial Statements

	4Q16	3Q16	Q/Q (%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
Net Revenue	263,817	268,271	-2%	352,424	-25%	915,698	1,443,357	-37%
Operating Costs	(407,835)	(267,308)	53%	(268,233)	52%	(1,029,213)	(1,061,921)	-3%
Gross Profit	(144,018)	963	-15055%	84,191	-271%	(113,515)	381,436	-130%
Gross Margin	-54.6%	0.4%	-5,500 bps	23.9%	-7,850 bps	-12.4%	26.4%	-3,880 bps
Operating Expenses	(153,812)	(82,565)	86%	(60,601)	154%	(362,747)	(295,595)	23%
Selling Expenses	(33,254)	(24,701)	35%	(38,337)	-13%	(94,946)	(97,949)	-3%
General and Administrative Expenses	(32,516)	(27,543)	18%	(17,006)	91%	(106,585)	(97,442)	9%
Other Operating Revenue/Expenses	(30,938)	(14,519)	113%	(27,129)	14%	(78,992)	(107,634)	-27%
Depreciation and Amortization	(10,560)	(8,180)	29%	(7,804)	35%	(33,892)	(32,585)	4%
Equity Income	(46,544)	(7,622)	511%	29,675	-257%	(48,332)	40,015	-221%
Operational Result	(297,830)	(81,602)	265%	23,590	-1362%	(476,262)	85,841	-655%
Financial Income	9,945	7,480	33%	17,076	-42%	58,439	77,306	-24%
Financial Expenses	(25,527)	(13,390)	91%	(32,444)	-21%	(84,118)	(127,728)	-34%
Net Income Before taxes on Income	(313,412)	(87,512)	258%	8,223	-3911%	(501,941)	35,419	-1517%
Deferred Taxes	(90,321)	-	0%	8,011	-1227%	(89,358)	14,105	-734%
Income Tax and Social Contribution	(3,114)	(1,076)	189%	(6,182)	-50%	(10,722)	(14,761)	-27%
Net Income After Taxes on Income	(406,847)	(88,588)	359%	10,052	-4147%	(602,021)	34,763	-1832%
Continued Op. Net Income	(406,847)	(88,588)	359%	10,052	-4147%	(602,021)	34,763	-1832%
Descontinued Op. Net Income	(592,631)	16,554	-3680%	(9,566)	6095%	(559,704)	36,218	-1645%
Non controlling interests	(170)	588	-129%	(340)	-50%	1,871	(3,468)	-154%
Net Income	(999,308)	(72,622)	1276%	826	-	(1,163,596)	74,449	-

      Gafisa’s Balance Sheet

	4Q16	3Q16	Q/Q %)	4Q15	Y/Y(%)
Current Assets
Cash and cash equivalents	29,534	100,563	-71%	60,987	-52%
Short term investments	223,646	254,826	-12%	417,050	-46%
Receivables from clients	722,640	780,968	-7%	957,047	-24%
Properties for sale	1,122,724	1,579,115	-29%	1,389,893	-19%
Other accounts receivable	106,791	99,165	8%	140,610	-24%
Deferred selling expenses	2,548	2,321	10%	2,088	22%
Land for sale	3,306	3,443	-4%	4,367	-24%
Non-current assets destined for sale	1,189,011	-	-	-	-
	3,400,200	2,820,401	21%	2,972,042	14%
Non-current Assets
Receivables from clients	271,322	313,802	-14%	365,902	-26%
Properties for sale	592,975	324,336	83%	506,719	17%
Other	93,476	100,054	-7%	161,683	-42%
	957,773	738,192	30%	1,034,304	-7%
Intangible. Property and Equipment	52,205	55,757	-6%	57,926	-10%
Investments	799,911	1,996,279	-60%	1,962,153	-59%
Total Assets	5,210,089	5,610,629	-7%	6,026,425	-14%

Current Liabilities
Loans and financing	669,795	631,675	6%	663,466	1%
Debentures	314,139	270,656	16%	187,744	67%
Obligations for Purchase of Land and advances from customers	205,388	230,667	-11%	223,197	-8%
Material and service suppliers	79,120	39,040	103%	43,666	81%
Taxes and Contribution	51,842	13,520	283%	61,716	-16%
Investor Obligations	1,237	3,143	-61%	5,016	-75%
Other	302,217	349,343	-13%	385,623	-22%
Assets Liabilities of Descontinued op.	651,812	-	-	-	-
	2,275,550	1,538,044	48%	1,570,428	45%
Non-current liabilities
Loans and financings	516,505	661,785	-22%	582,916	-11%
Debentures	137,129	286,497	-52%	468,337	-71%
Obligations for Purchase of Land and advances from customers	90,309	45,307	99%	146,102	-38%
Deferred taxes	100,405	10,085	896%	11,444	777%
Provision for legal claims and commitments	83,904	87,258	-4%	81,542	3%
Investor Obligations	-	-	0%	1,322	-100%
Other	75,834	51,572	47%	65,501	16%
	1,004,086	1,142,504	-12%	1,357,164	-26%
Equity
Equity attributable to Shareholders of the Company	1,928,325	2,926,449	-34%	3,095,490	-38%
Equity attributable to non-controlling interest	2,128	3,632	-41%	3,343	-36%
	1,930,453	2,930,081	-34%	3,098,833	-38%
Total Liabilities and Equity attributable	5,210,089	5,610,629	-7%	6,026,425	-14%

      Tenda’s Balance Sheet

	4Q16	3Q16	Q/Q %)	4Q15	Y/Y(%)
Current Assets
Cash and cash equivalents	28,414	60,777	-53%	21,653	31%
Short term investments	195,073	193,732	1%	212,621	-8%
Receivables from clients	250,474	348,383	-28%	438,226	-43%
Properties for sale	563,576	539,537	4%	490,484	15%
Other accounts receivable	104,606	104,856	0%	104,656	0%
Land for sale	75,227	71,310	5%	101,490	-26%
	1,217,370	1,318,595	-8%	1,369,130	-11%
Non-current Assets
Receivables from clients	176,673	126,254	40%	41,189	329%
Properties for sale	211,711	199,559	6%	243,520	-13%
Other	60,556	58,091	4%	45,356	34%
	448,940	383,904	17%	330,065	36%
Intangible, Property and Equipment	48,008	46,294	4%	43,116	11%
Investments	147,831	153,298	-4%	163,349	-9%
Total Assets	1,862,149	1,902,091	-2%	1,905,660	-2%

Current Liabilities
Loans and financing	41,333	19,298	114%	8,899	364%
Debentures	-	102,793	-100%	201,877	-100%
Obligations for Purchase of Land and Advances from customers	131,280	138,362	-5%	138,223	-5%
Material and service suppliers	31,664	26,978	17%	13,669	132%
Taxes and Contributions	30,510	33,415	-9%	40,341	-24%
Other	118,751	105,556	13%	99,940	19%
	353,538	426,402	-17%	502,949	-30%
Non-current liabilities
Loans and financings	93,661	77,307	21%	37,554	149%
Obligations for Purchase of Land and Advances from customers	104,343	85,842	22%	102,412	2%
Deferred taxes	11,437	12,088	-5%	5,045	127%
Provision for legal claims and commitments	44,950	51,768	-13%	55,716	-19%
Other	178,598	90,617	97%	75,170	138%
	432,989	317,622	36%	275,897	57%
Equity
Equity attributable to Shareholders of the Company	1,049,126	1,128,446	-7%	1,090,936	-4%
Equity attributable to non-controlling interest	26,496	29,621	-11%	35,878	-26%
	1,075,622	1,158,067	-7%	1,126,814	-5%
Total Liabilities and Equity attributable	1,862,149	1,902,091	-2%	1,905,660	-2%

        Consolidated Balance Sheet

	4Q16	3Q16	Q/Q %)	4Q15	Y/Y(%)
Current Assets
Cash and cash Equivalents	29,534	161,340	-82%	82,640	-64%
Short term investments	223,646	448,558	-50%	629,671	-64%
Receivables from clients	722,640	1,129,351	-36%	1,395,273	-48%
Proprieties for Sale	1,122,724	2,118,652	-47%	1,880,377	-40%
Other accounts receivable	106,791	200,529	-47%	215,775	-51%
Prepaid expenses and others	2,548	5,811	-56%	7,171	-64%
Land for Sale	3,306	74,753	-96%	105,857	-97%
Non-Current Assets Destined for Sale	1,189,011	-	-	-	-
	3,400,200	4,138,994	-18%	4,316,764	-21%
Non-current Assets
Receivable from clients	271,322	440,056	-38%	407,091	-33%
Properties for sale	592,975	523,895	13%	750,240	-21%
Other	93,476	158,146	-41%	192,073	-51%
	957,773	1,122,097	-15%	1,349,404	-29%
Intangible and Property and Equipment	52,205	102,051	-49%	101,042	-48%
Investments	799,911	990,176	-19%	993,122	-19%
Total Assets	5,210,089	6,353,318	-18%	6,760,332	-23%

Current Liabilities
Loans and Financing	669,795	650,973	3%	672,365	0%
Debentures	314,139	373,449	-16%	389,621	-19%
Obligations for purchase of land and Advances from customers	205,388	369,029	-44%	361,420	-43%
Materials and service suppliers	79,120	66,018	20%	57,335	38%
Taxes and contributions	51,842	81,677	-37%	102,057	-49%
Other	303,454	423,298	-28%	466,171	-35%
Assets Liabilities of Descontinued op.	651,812	-	-	-	-
	2,275,550	1,964,444	16%	2,048,969	11%
Non-current Liabilities
Loans and Financing	516,505	739,092	-30%	620,470	-17%
Debentures	137,129	286,497	-52%	468,337	-71%
Obligations for purchase of land and Advances from customers	90,309	131,149	-31%	248,514	-64%
Deferred taxes	100,405	22,173	353%	16,489	509%
Provision for legal claims and commitments	83,904	139,026	-40%	142,670	-41%
Other	75,834	142,188	-47%	117,647	-36%
	1,004,086	1,460,125	-31%	1,614,127	-38%
Equity
Equity attributable to Shareholders of the Company	1,928,325	2,926,451	-34%	3,095,491	-38%
Equity attributable to non-controlling interest	2,128	2,298	-7%	1,745	22%
	1,930,453	2,928,749	-34%	3,097,236	-38%
Total Liabilities and Equity attributable	5,210,089	6,353,318	-18%	6,760,332	-23%

Cash Flow

	4Q16	4Q15	2016	2015
Income Before Taxes on Income and Social Contribution	(313,410)	8,224	(501,941)	35,419
Expenses/income not affecting cash and cash equivalents	238,380	39,466	426,733	232,150
Depreciation and amortization	10,560	7,804	33,892	32,585
Provision for realization of non - financial assets - Properties and land for sale	166,518	(618)	160,216	(618)
Expense with stock option plan and shares	1,315	1,966	6,821	7,825
Provision for penalty over delayed projects	-	(2,341)	(1,404)	(2,137)
Unrealized interest and financial charges	11,657	31,750	100,508	88,801
Equity income	13,617	(29,675)	48,332	(40,015)
Disposal of fixed asset	6,165	5,296	7,666	5,516
Provision for guarantee	(3,156)	(2)	(12,390)	11,100
Provision for legal claims and commitments	26,254	23,087	70,796	91,193
Provision for profit sharing	6,250	(3,000)	18,750	14,000
Allowance for doubtful accounts and dissolutions	(921)	5,658	6,950	6,749
Income from financial instruments	121	(459)	(13,404)	17,151
Customers	89,117	131,789	288,999	133,674
Properties for sale	21,371	(43,012)	21,759	(159,654)
Other accounts receivable	(24,207)	19,016	29,471	18,884
Pre-paid expenses	(227)	548	(460)	7,622
Obligations on land purchase and advances from customers	19,723	27,374	(73,603)	9,243
Taxes and contribution	3,580	(4,081)	(9,874)	(7,195)
Providers	36,617	(12,156)	31,991	(28,036)
Salaries and payroll charges	(7,133)	(9,718)	(17,740)	(25,464)
Other liabilities	(12,254)	(28,103)	(152,209)	(84,266)
Related parties transactions	39,067	8,114	100,207	72,444
Paid taxes	(4,077)	(6,183)	(10,722)	(14,763)
Net cash from Operating Activities	86,547	131,278	132,611	190,058
Investments Activities
Purchase of property and equipment and intangible assets	(13,174)	(8,815)	(35,838)	(33,340)
Investments in subsidiaries	15,157	(482)	(110)	(1,636)
Redemption of short-term investment	409,009	1,031,432	1,611,200	3,699,616
Purchase of short-term investments	(377,828)	(892,403)	(1,417,794)	(3,502,264)
Net cash from investing activities	33,164	129,732	157,458	162,376
Financing activities
Investor obligations	(1,906)	(4,039)	(3,658)	(6,135)
Increase in loans and financing	76,322	165,688	579,391	734,552
Amortization of loans and financing	(301,024)	(431,855)	(944,795)	(1,068,864)
Buyback of treasury shares	-	-	(8,693)	(24,157)
Dividens paid	(17,682)	-	(17,682)	-
Assignment of credit receivables, net	18,948	24,558	72,776	24,558
Loan Operations with related parties	34,602	5,115	1,130	(280)
Treasury shares	-	-	2,149	3,023
Result from the sale of treasury shares	-	-	(2,140)	(2,424)
Net cash from financing activities	(190,740)	(240,533)	(321,522)	(339,727)
Increase (decrease) in cash and cash equivalents	(71,029)	20,477	(31,453)	12,707
Opening balance of cash and cash equivalents	100,563	40,510	60,987	48,280
Closing balance of cash and cash equivalents	29,534	60,987	29,534	60,987
Increase (decrease) in cash and cash equivalents	(71,029)	20,477	(31,453)	12,707

About Gafisa

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand, the Company also focuses on low income developments through its Tenda brand. And, it participates through its 30% interest in Alphaville, a leading urban developer, in the national development and sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 7, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer